UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(Mark One)
☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number: 001-36053

Expro Group Holdings N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	**98-1107145**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
1311 Broadfield Boulevard, Suite 400 Houston, Texas	**77084**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 463-9776

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, €0.06 nominal value	XPRO	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2024, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $2,035.4 million.

As of February 18, 2025, there were 116,377,932 shares of common stock, €0.06 nominal value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement in connection with the 2025 Annual Meeting of Stockholders, to be filed no later than 120 days after the end of the fiscal year to which this Form 10-K relates, are incorporated by reference into Part III of this Form 10-K.

EXPRO GROUP HOLDINGS N.V.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Expro Group Holdings N.V. is a Netherlands limited liability company (Naamloze Vennootschap) and includes the activities of its wholly owned subsidiaries (either individually or together, as context requires, "Expro," the "Company," "we," "us" and "our").

On March 10, 2021, the Company and New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger with Expro Group Holdings International Limited ("Legacy Expro") providing for the merger of Legacy Expro with and into Merger Sub in an all-stock transaction, with Merger Sub surviving the merger as a direct, wholly owned subsidiary of the Company (the "Merger"). The Merger closed on October 1, 2021, and the Company, previously known as Frank's International N.V. ("Frank's"), was renamed Expro Group Holdings N.V.

Our Operations

Working for clients across the entire well life cycle, we are a leading provider of energy services, offering cost-effective, innovative solutions and what we consider to be best-in-class safety and service quality. With roots dating to 1938, we have approximately 8,500 employees and provide services and solutions to leading exploration and production companies in both onshore and offshore environments in over 50 countries. Our extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity solutions.

Description of Business Segments

Our operations are comprised of four operating segments which also represent our reporting segments and are aligned with our geographic regions as follows:

- North and Latin America ("NLA"),
- Europe and Sub-Saharan Africa ("ESSA"),
- Middle East and North Africa ("MENA"), and
- Asia-Pacific ("APAC").

The table below shows our consolidated revenue and each segment's revenue and percentage of consolidated revenue for the periods indicated (revenue in thousands):

(in thousands)	Year Ended			Percentage		
	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2024	December 31, 2023	December 31, 2022
NLA	$ 566,048	$ 511,800	$ 499,813	33.0%	33.8%	39.1%
ESSA	564,440	520,951	389,342	33.0%	34.4%	30.4%
MENA	332,216	233,528	201,495	19.4%	15.4%	15.7%
APAC	250,098	246,485	188,768	14.6%	16.3%	14.8%
Total revenue	$ 1,712,802	$ 1,512,764	$ 1,279,418	100.0%	100.0%	100.0%

Our broad portfolio of products and services includes:

Well Construction

- Our well construction products and services support customers' new wellbore drilling, wellbore completion and recompletion, and wellbore plug and abandonment requirements. We offer advanced technology solutions in tubular running services, tubular products, cementing, drilling and wellbore cleanup. With a focus on innovation, we are continuing to advance the way wells are constructed by optimizing process efficiency on the rig floor, developing new methods to handle and install tubulars, and mitigating well integrity risks. We believe we are a market leader in deepwater tubular running services and solutions. In recent years, we have added a range of lower-risk, open water cementing solutions, including the proprietary SeaCure® and QuikCure® solutions. We also offer a range of performance drilling tools designed to mitigate risk and optimize drilling efficiency, including proprietary downhole circulation tools and hydraulic pipe recovery systems.

Well Management

Our well management offerings consist of well flow management, subsea well access and well intervention and integrity services.

- **Well flow management:** We gather valuable well and reservoir data, with a particular focus on well-site safety and environmental impact. We provide global, comprehensive well flow management systems for the safe production, measurement and sampling of hydrocarbons from a well, including well testing during the exploration and appraisal phase of a new field; flowback and clean-up of a new well prior to production; and in-line testing of a well during its production life. We also provide early production facilities to accelerate production; production enhancement packages to enhance reservoir recovery rates through the realization of production that was previously locked within the reservoir; and metering and other well surveillance technologies to monitor and measure flow and other characteristics of wells.

- **Subsea well access:** With nearly 50 years of experience providing a wide range of fit-for-purpose subsea well access solutions, our technology aims to provide safe well access and optimized production throughout the lifecycle of the well. We provide what we believe to be the most reliable, efficient and cost-effective subsea well access systems for exploration and appraisal, development, intervention, and abandonment, including an extensive portfolio of standard and bespoke Subsea Test Tree Assemblies ("STTA") and a range motion-compensating and other surface handling equipment. We also provide services and solutions utilizing a rig-deployed Intervention Riser System ("IRS") owned by a third party and have capabilities for vessel-deployed light well intervention services. In addition, we provide systems integration and project management services.

- **Well intervention and integrity:** We provide well intervention solutions to acquire and interpret well data, maintain and restore well bore integrity and improve production. In addition to our extensive fleet of mechanical and cased hole wireline units, we have recently introduced and acquired a number of cost-effective, innovative well intervention services, including CoilHose™, a lightweight, small-footprint solution for wellbore lifting, cleaning and chemical treatments; Octopoda™, for fluid treatments in wellbore annuli; Galea™, an autonomous well intervention solution; and expandable casing patches designed to repair damaged production casing or isolate existing perforations prior to refracturing a well (a so called "patch and perf"). We also possess several other distinct technical capabilities, including non-intrusive metering technologies and wireless telemetry systems for reservoir monitoring.

Corporate Strategy

Our corporate strategy is designed to leverage existing capabilities and position Expro as a solutions provider with a technologically differentiated offering. Our objectives for 2025, which we expect will drive our performance in the year ahead, are organized around three themes: relevancy, resilience and results. In particular, we seek to (i) exceed industry expectations in regard to safety and operational performance; (ii) advance our products and services portfolio to provide customers with cost-effective, innovative solutions to produce oil, gas and geothermal resources more efficiently and with a lower carbon footprint; (iii) sustain our relentless drive for efficiency and better utilize existing assets; (iv) nurture our culture based on core values and agreed behaviors, empowering our people to be purposeful, adaptive, tough, and tireless; and (v) leverage the power of data to improve our own business practices and to deliver more value to our customers. We are committed to delivering above-market revenue growth, strong profitability and sustained generation of free cash flow. We believe improved business results require clear goals, an organizational commitment to continuous, systematic improvements, and top-to-bottom accountability.

Human Capital

At Expro, people are at the heart of our success, and we are united by our Code of Conduct ("Code of Conduct") and our core values: People, Performance, Partnerships and Planet. We are committed to living our values through corporate responsibility efforts that help people across the globe live better lives and build sustainable, vibrant, stable communities where highly motivated people can engineer futures. We strive to consistently improve the ways in which we work to keep our employees safe, minimize our impact on the environment and to provide for robust and transparent governance.

As of December 31, 2024, we had approximately 8,500 employees worldwide. We are a party to collective bargaining agreements or other similar arrangements in certain international areas in which we operate. As of December 31, 2024, approximately 19% of our employees were subject to collective bargaining agreements, with 11% being under agreements that expire within one year. We consider our relations with our employees to be positive. In the United States of America ("U.S."), where approximately 14% of our employees are located, most employees are at-will employees and, therefore, not subject to any type of employment contract or agreement. Outside the U.S., we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary. Based upon the geographic diversification of our employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

Diversity and Inclusion

At Expro, we strive to be a safe, diverse, inclusive and people-focused company that rewards ability and effort, and positively impacts local communities and society. Most people recognize the importance of diversity at work and the benefits it can bring to an organization and its people. However, diversity is only half of the story. The other half is inclusion: building a work environment in which people feel valued for who they are, bringing their whole selves to work, and contributing fully. In an inclusive work environment, people with different backgrounds, religious beliefs, sexual orientations, ethnicity and other differences feel like they belong.

We are committed to the equal treatment of all employees, job applicants and associated personnel regardless of race, color, nationality, ethnic or nation originals, sex, disability, age, religion, or any other factors prohibited by law. We aim to create a work environment free of harassment and bullying, where everyone is treated with dignity and respect.

Diversity and inclusiveness are important to our current and future success by providing varied experiences, ideas and insights to inform decisions, identify new approaches, and solve business challenges. Our goal is to put the right people forward to do the right work for the right customers, in the right places, attracting, retaining and nurturing a talented and diverse workforce to turn our growth ambitions into reality.

Employee Learning and Development

We demonstrate our commitment to our values through our employee development initiatives. We invest in our people through learning and development programs that reinforce and update existing skill sets, and which develop employees' competencies into new and complementary areas of expertise. Employees are empowered to drive their career progression through various learning platforms to facilitate achievement and career progression. A key tenet of our development is our strong performance management culture that enables and informs development plans and succession planning.

We also actively solicit employee feedback and constantly strive to make the Company an employer of choice, one such program being the 2024 Global Employee Survey which was carried out to understand and act upon areas where we can positively influence and develop Expro's culture. We empower employees with an ownership mindset that encourages accountability and creativity, leading to new and better solutions.

Compensation and Benefits

We offer opportunities for a challenging career in an energetic and friendly work environment. Providing our workforce with a career path, training, fair pay, and challenging, rewarding work are key tenets of our success. Our benefit packages are tailored to the local market of operation and are designed to attract and retain the best talent in the industry.

Employee Health and Wellbeing

The health and wellbeing of our people is, and will continue to be, a priority at Expro. We appreciate that emotional wellbeing can affect how individuals face life every day and acknowledge that anyone can suffer from poor mental or physical health at any time. As leaders, we understand the need to recognize when an individual needs help and we encourage all managers and employees to be approachable in providing time, support and mentorship.

We are committed to safeguarding our employees' health and wellbeing and to providing encouragement to our teams to build supportive networks and a collaborative culture across our organization. An example of the programs we have put into place is our employee-driven regional online wellness hubs, which promote employee and cross-company participation in health and wellbeing initiatives.

In addition, we also offer 24/7 online support through resources within Expro's Employee Assistance Program ("EAP"), which provides health and wellbeing support and advice globally. The EAP covers a wide range of subjects for employees and their families, delivered across multiple channels and languages.

Corporate Social Responsibility / Community Involvement

Across our global operations, we encourage and celebrate participation in diverse community activities which align with our values of People, Performance, Partnerships and Planet. From tree planting to supporting those less fortunate, we are proud of the work our teams continue to put back into our communities. Our company-wide social steering committee helps to champion our social efforts. This team acts as a conduit for the broader employee community to gain input and perspective to ultimately support in enhancing our culture.

Safety

Safety is a critical component of our People and Performance core values. Many of our customers have safety standards we must satisfy before we can perform our services. We continually monitor and seek to improve our safety performance through the evaluation of safety observations, job and customer surveys, and safety data. The primary measures for our safety performance are the tracking of the Lost Time Injury Frequency ("LTIF") rate and the Total Recordable Case Frequency ("TRCF") rate. LTIF is a measure of the frequency of injuries that result in lost work time, normalized based on per million man-hours worked. TRCF is a measure of the frequency of recordable workplace injuries, normalized based on per million man-hours worked. A recordable injury includes occupational death, nonfatal occupational illness, and other occupational injuries that involve loss of consciousness, lost time injuries, restriction of work or motion cases, transfer to another job, or medical treatment cases other than first aid.

The table below presents the worldwide LTIF and TRCF for the Company for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
	2024	2023	2022
LTIF	0.00	0.06	0.36
TRCF	1.05	0.61	1.07

We have comprehensive compliance policies, programs and training that are applied globally to our entire workforce. We also standardize our global training processes to provide that all jobs are executed to high standards of safety and quality.

Code of Business Conduct and Ethics

We pledge to be forthright in all our business interactions and conduct our business to the highest ethical standards. That commitment extends to strict compliance with all relevant laws, regulations and business standards. We have comprehensive compliance programs and policies that are applied globally to our entire workforce. Our ethical foundation is our Code of Conduct, the provisions of which all employees are expected to understand and comply with. Our compliance and ethics policies undergo regular review.

We require every employee worldwide to certify compliance with our Code of Conduct annually as well as to bi-annually complete an online Code of Conduct training course, which addresses conflicts of interest, confidentiality, fair dealing with others, proper use of company assets, compliance with laws, insider trading, maintenance of books and records, zero tolerance for discrimination and harassment in the work environment. We encourage reporting of violations of our Code of Conduct and other policies, and we have safeguards to prevent retribution against people that report potential violations in good faith.

Suppliers and Raw Materials

We acquire component parts, products and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. Certain equipment utilized within our product lines are only available from a limited number of suppliers.

Our ability to source low-cost raw materials and components, such as steel castings and forgings, is critical to our ability to manufacture our products competitively. In order to purchase raw materials and components in a cost-effective manner, we have sought to develop a broad international sourcing capability and we maintain quality assurance and testing programs to analyze and test these raw materials and components.

Intellectual Property

We own and control a variety of intellectual property, including patents, proprietary information, trade secrets and software tools and applications. We currently hold multiple U.S. and international patents and have a number of pending patent applications. Although in the aggregate our patents and licenses are important to us, we do not regard any single patent or license as critical or essential to our business.

Seasonality

Seasonal changes in weather and significant weather events can temporarily affect the delivery of our products and services and otherwise impact our business. For example, the winter months in the North Sea and the monsoon season in South and Southeast Asia can produce severe weather conditions that can temporarily reduce levels of activity. In addition, hurricanes and typhoons can disrupt coastal and offshore operations. Furthermore, customer spending patterns may result in higher or lower activity in the fourth quarter of the year based on year-to-date spending relative to their approved annual budgets and higher or lower activity in the first quarter of the year based on whether the new year's budget has been approved.

Customers

We derive our revenue from services and product sales to customers primarily in the oil and gas industry. One customer accounted for approximately 10.5% and 12.5% of our revenue in the years ended December 31, 2024 and 2023, respectively. No single customer accounted for more than 10% of our revenue for the year ended December 31, 2022.

Competition

The markets in which we operate are competitive. We compete with several companies, some of which have financial and other resources greater than ours. We believe the principal competitive factors in the markets in which we participate include the technologies and solutions offered; the quality, price and availability of products and services; safety and service quality; operating footprint; and responsiveness to customer needs.

We believe several factors support our strong competitive position. Our portfolio of cost-effective, technology-enabled products and services fulfill a wide range of our customers' requirements. We also seek to differentiate ourselves from our competitors by providing a high level of customer service, by providing innovative products and solutions, and by supporting our customers on a global basis. Finally, our quality assurance systems, experienced personnel, and track record all support a strong reputation for safe operations, environmental stewardship, compliance with laws, and ethical commercial engagement.

Governmental Regulations

We are subject to numerous stringent foreign, federal, state and local environmental and other governmental and regulatory requirements related to our operations worldwide.

Environmental and Occupational Health and Safety Regulation

Our operations are subject to numerous comprehensive and complex laws and regulations governing the emission and discharge of materials into the environment, occupational health and safety aspects of our operations, or otherwise relating to environmental protection. Various governmental agencies promulgate and enforce regulatory schemes to implement and enforce these laws, compliance with which can be complex and costly. Failure to comply with these laws or regulations or to obtain or comply with permits obtained under such legal and regulatory schemes may result in the assessment of sanctions, including administrative, civil penalties, criminal prosecution and penalties, imposition of investigatory, remedial or corrective actions, the required incurrence of capital expenditures, the occurrence of restrictions, delays or cancellations in the permitting, operation, development or expansion of projects, and the imposition of orders or injunctions to prohibit or restrict certain activities or force future compliance.

Certain environmental laws may impose joint and several strict liability, without regard to fault or the legality of the original conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. The trend in environmental regulation is to typically place more stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur during our operations, and we cannot assure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or people.

The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations to which our business operations are subject and for which compliance could have a material adverse impact on our capital expenditures, results of operations or financial position. Additionally, it is possible that other future developments, such as the adoption of complex and stricter environmental and health and safety laws, regulations and enforcement policies may result in additional costs or liabilities that cannot currently be quantified.

Climate Change

Climate change continues to attract considerable attention domestically in the U.S. and internationally. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of greenhouse gases ("GHGs") as well as to restrict or eliminate such future emissions. As a result, our operations are subject to a series of regulatory, political, litigation, and financial risks associated with the transport of fossil fuels and emission of GHGs.

Separately, various governments have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, there is a non-binding agreement, the United Nations-sponsored "Paris Agreement," for nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020. After President Biden reentered the Paris Agreement, in January 2024, President Trump signed an executive order directing the United States to withdraw from the Paris Agreement. Following such withdrawal, emission reduction targets and other provisions of legislative or regulatory initiatives and policies enacted in the future by the United States may be possible or, in the absence of federal action, states in which the Group operates may become more active and focused on taking legislative or regulatory actions aimed at climate change and minimizing GHG emissions. Additionally, within the U.S., President Biden signed into law the Inflation Reduction Act in August 2022, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels. The Trump Administration has indicated that it will diverge from the Biden Administration's positions and could withdraw from or otherwise roll back GHG commitments, as President Trump has done with directing withdrawal from the Paris Agreement. While it is not possible at this time to predict how any such actions may impact our business, such actions, if undertaken, may prompt more activity from other states, local legislative bodies and administrative agencies to pass stricter GHG laws, regulations and other binding commitments. Within the Netherlands, in April 2023, the Dutch government introduced a package of 120 measures worth €28 billion that is intended to reduce carbon emissions and promote clean energy to meet the EU's target of reducing net emissions by 55% by 2030 from 1990 levels.

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There are also increasing risks of litigation related to climate change effects. Governments and third-parties have brought suit against some fossil fuel companies alleging, among other things, that such companies created public nuisances by marketing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts. Similar or more demanding cases are occurring in other jurisdictions where we operate. For example, in December 2019, the High Council of the Netherlands ruled that the government of the Netherlands has a legal obligation to decrease the country's GHG emissions, and in May 2021, the Hague District Court ordered Royal Dutch Shell plc to reduce its worldwide emissions by 45% by 2030 compared to 2019 levels. Such litigation has the potential to adversely affect the production of fossil fuels, which in turn could result in reduced demand for our services.

Financial risks also exist for fossil fuel producers (and companies that provide products and services to fossil fuel producers) as shareholders who are currently invested in such fossil fuel companies but are concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into other sectors. Banks and institutional lenders that provide financing to fossil fuel companies (and their suppliers and service providers) also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel companies. Additionally, in recent years, the practices of institutional lenders have been the subject of intensive lobbying efforts not to provide funding for such companies. Oftentimes this pressure has been public in nature, by environmental activists, proponents of the international Paris Agreement, and foreign citizenry concerned about climate change. Limitation of investments in and financings for fossil fuel companies could result in the restriction, delay or cancellation of production of crude oil and natural gas, which could in turn decrease demand for our services. Our own operations could also face limitations on access to capital as a result of these trends, which could adversely affect our business and results of operation.

While it is not possible at this time to predict the contours of any new or amended legislation or regulatory actions, the adoption and implementation of new or more stringent international, federal or state and local legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for, oil and natural gas, which could reduce demand for our services and products. Additionally, political, litigation and financial risks may result in our oil and natural gas customers restricting or canceling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services and products. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal and biofuels) could reduce demand for hydrocarbons, and therefore for our products and services, which would lead to a reduction in our revenues. Over time, one or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice in the oil and gas industry. The process involves the injection of water, sand and chemicals under pressure into a formation to fracture the surrounding rock and stimulate production of hydrocarbons. While we may provide supporting products through our cementing product offering, we do not perform hydraulic fracturing, but many of our onshore customers utilize this technique. Certain environmental advocacy groups and regulatory agencies have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water resources and may cause earthquakes. Various governmental entities (within and outside the U.S.) are in the process of studying, restricting, regulating or preparing to regulate hydraulic fracturing, directly or indirectly. In the U.S., the Environmental Protection Agency ("EPA") regulates certain hydraulic fracturing operations involving diesel under the Underground Injection Control program of the federal Safe Drinking Water Act. Additionally, states and local governments may also seek to limit hydraulic fracturing activities through time, place, and manner restrictions on operations or ban the process altogether. The adoption of legislation or regulatory programs that restrict hydraulic fracturing could adversely affect, reduce or delay well drilling and completion activities, increase the cost of drilling and production, and thereby reduce demand for our services. There also exists the potential for states and local governments to pursue new or amended laws, regulations, executive actions and other regulatory initiatives that could impose more stringent restrictions on hydraulic fracturing, including potential restrictions on hydraulic fracturing by banning new oil and gas permitting on federal lands.

Offshore Regulatory and Marine Safety

Spurred on by environmental and safety concerns, governing bodies from time to time have pursued moratoria and legislation or regulatory initiatives that would materially limit or prohibit offshore drilling in certain areas, including areas where we or our oil and gas exploration and production customers conduct operations such as on the federal Outer Continental Shelf waters in the U.S. and Gulf of Mexico. The adoption of legislation or regulatory programs that restrict or otherwise materially limit offshore drilling could adversely affect, reduce or delay drilling and completion activities, increase the cost of drilling and production, and thereby reduce demand for our services.

Employee Health and Safety

We are subject to several federal and state laws and regulations, including the Occupational Safety and Health Act, analogous state statutes, and regulations implementing same, establishing requirements aimed at protecting the health and safety of workers. In addition, the U.S. Occupational Safety and Health Administration hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

We also operate in non-U.S. jurisdictions, which may impose similar legal requirements. Historically, our environmental and worker safety costs to comply with existing environmental laws and regulations have not had a material adverse impact on us. However, we believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards and more onerous recordkeeping and reporting requirements, thus, we cannot give any assurance that such costs will not materially adversely affect us in the future.

Operating Risk and Insurance

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses.

Currently, our insurance program includes, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicle, workers' compensation, and employer's liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. We generally do not procure or maintain business interruption insurance.

Available Information

Our principal executive offices are located at 1311 Broadfield Boulevard, Suite 400, Houston, Texas 77084, and our telephone number at that address is (713) 463-9776. **Our website address is *www.expro.com*, and we make available free of charge through our website our Annual Reports on Form 10-K, Proxy Statements, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC.** Our website also includes general information about us, including our Code of Conduct, Financial Code of Ethics, Corporate Governance Guidelines, Whistleblower Policy and charters for the Audit Committee, Compensation Committee and the Environmental, Social and Governance Committee of our Board of Directors (the "Board"). We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission ("SEC") rules. Also, it is our intention to provide disclosure of amendments and waivers by website posting. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this report.

Information about Our Executive Officers and Other Key Employees

The following table sets forth, as of February 25, 2025, the names, ages and experience of our executive officers and other key employees, including all offices and positions held by each for the past five years.

Name	Age	Current Position and Five-Year Business Experience
Michael Jardon	55	President and Chief Executive Officer and Director, since October 2021; Chief Executive Officer, Legacy Expro, from April 2016 to October 2021; various technical and executive roles, Legacy Expro, Vallourec and Schlumberger Limited, from 1992 to 2016.
Quinn Fanning	61	Chief Financial Officer, since October 2021; Chief Financial Officer, Legacy Expro, from October 2019 to October 2021; Executive Vice President, Tidewater Inc., from July 2008 to March 2019, Chief Financial Officer, Tidewater Inc., from September 2008 to November 2018; investment banker with Citigroup Global Markets, Inc., from 1996 to 2008.
Alistair Geddes	62	Chief Operating Officer, since October 2021; Chief Operating Officer, Legacy Expro, from 2019 to October 2021; Executive Vice President, Product Lines, Technology and Business Development, Legacy Expro, from 2014 to 2019; various technical and executive roles, Expro, ExxonMobil, BG Group and Weatherford International plc from 1984 to 2014.
Steven Russell	57	Chief Technology Officer, since October 2021; Senior Vice President, Operations, Frank's, from November 2019 to October 2021; President, Tubular Running Services, Frank's, from June 2018 to November 2019; Senior Vice President, Human Resources, Frank's, May 2017 to June 2018; Vice President, Human Resources, Archer Ltd., from January 2011 to May 2017; various technical and executive roles, Schlumberger Limited, from 1990 to 2011.
John McAlister	58	General Counsel and Secretary, since October 2021; Group General Counsel, Legacy Expro, from June 2006 to October 2021; solicitor, Clifford Chance, and various executive roles, BG Group, Lattice Group plc and National Grid plc, from 1991 to 2006.
Natalie Questell	51	Senior Vice President, Human Resources, since October 2021; Vice President of Human Resources, Frank's, from June 2018 to October 2021; Director of Global Total Rewards and HRIS, Frank's, from 2015 to June 2018.
Michael Bentham	62	Principal Accounting Officer, since October 2021; Principal Accounting Officer and Vice President, Legacy Expro, from October 2019 to October 2021; Chief Financial Officer, Legacy Expro, from July 2017 to October 2019; IDS Product Line Controller, Schlumberger Limited, from July 2016 to July 2017; Vice President Finance MI Swaco, Schlumberger Limited, from August 2012 to June 2016.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with the other information contained in this Annual Report on Form 10-K (this "Form 10-K"). Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business and Operations

Our business depends on the level of activity in the oil and gas industry.

Our business depends on the level of activity in oil and gas exploration, development and production in market sectors worldwide. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling or well construction and completion activity, since customers' expectations of future commodity prices typically drive demand for our services and products. In addition, the effects of world events, such as the Russian war in Ukraine and heightened tensions resulting from ongoing conflicts in the Middle East, have and may continue to materially impact the demand for crude oil and natural gas, which has contributed further to price volatility. Prices are also impacted by decisions made by the Organization of the Petroleum Exporting Countries ("OPEC") plus the countries of Azerbaijan, Bahrain, Brunei, Kazakhstan, Malaysia, Mexico, Oman, Russia, South Sudan and Sudan (together with OPEC, "OPEC+") to either increase or cut production of oil and gas as well as their compliance with those decisions. Global economic conditions have a significant impact on oil and natural gas prices, and any stagnation or deterioration in these conditions could result in less demand for our products and services and could cause our customers to reduce their planned capital spending. Adverse global economic conditions also may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, seek to renegotiate contract terms, including the price of our products and services, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. These risks are greater during periods of low or declining commodity prices. As a result of declining commodity prices, certain of our customers may be unable to pay their vendors and service providers, including us. A prolonged reduction in oil and natural gas prices may require us to record asset impairments. Such a potential impairment charge could have a material adverse impact on our operating results.

The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect the demand for our services and products. Worldwide military, political, economic and public health events have in the past contributed to volatility in demand and prices for oil and gas and continue to do so at present.

Demand for our offshore services and products substantially depends on the level of activity in offshore oil and gas exploration, development and production. The level of offshore activity is historically cyclical and characterized by large fluctuations in response to relatively minor changes in a variety of factors, including oil and gas prices. Other factors that influence the demand for offshore services can include:

- hurricanes, ocean currents and other adverse weather conditions;
- terrorist attacks and piracy;
- failure of offshore equipment and facilities;
- local and international political and economic conditions and policies and regulations related to offshore drilling;
- territorial disputes involving sovereignty over offshore oil and gas fields;
- unavailability of offshore drilling rigs in the markets that we operate;
- the cost of offshore exploration for, and production and transportation of, oil and gas;
- successful exploration for, and production and transportation of, oil and gas from onshore sources;
- the technical specifications of wells including depth of wells and complexity of well design;
- demand for, availability of and technological viability of alternative sources of energy;
- technological advances affecting energy exploration, production, transportation and consumption;
- the availability and rate of discovery of new oil and gas reserves in offshore areas;
- the availability of infrastructure to support oil and gas operations; and
- the ability of oil and gas companies to generate or otherwise obtain funds on economically advantageous terms for exploration and production.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our business, financial condition and results of operations.

Physical dangers and operating hazards are inherent in our operations and may expose us to significant potential losses.

Our services and products are provided in connection with potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident can potentially have catastrophic consequences.

Risks inherent to these applications, such as equipment malfunctions and failures, equipment misuse and defects, explosions, blowouts and uncontrollable flows of oil, gas or well fluids and natural disasters, on land or in deepwater or shallow water environments, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface water and drinking water resources, equipment, natural resources and the environment.

We may face significant warranty, contract and other litigation claims and incur substantial fines, liabilities or losses as a result of these hazards. Our insurance and contractual indemnity protection may not be sufficient or effective to protect us under all circumstances or against all risks. The occurrence of a significant event, against which we are not fully insured or indemnified or the failure of a customer to meet its indemnification obligations to us, could materially and adversely affect our results of operations and financial condition.

We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically provide that our customers indemnify us for claims arising from the injury or death of their employees, the loss or damage of their equipment, damage to the reservoir, pollution emanating from the customer's equipment or from the reservoir (including uncontained oil flow from a reservoir) and catastrophic events, such as a well blowout, fire or explosion. Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment, or pollution emanating from our equipment.

Our indemnification arrangements may not protect us in every case. For example, from time to time (i) we may enter into contracts with less favorable indemnities or perform work without a contract that protects us, (ii) our indemnity arrangements may be held unenforceable in some courts and jurisdictions or (iii) we may be subject to other claims brought by third parties or government agencies. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities, or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses. Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil unrest. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

Our operations and revenue expose us to political, economic and other uncertainties inherent in doing business in each of the countries in which we operate.

We are exposed to risks inherent in doing business in each of the countries in which we operate, including, but not limited to, the following:

- political, social and economic instability;
- potential expropriation, seizure or nationalization of assets, and trapped assets;
- deprivation of contract rights;
- inflationary pressures;
- increased operating costs;
- inability to collect revenue due to shortages of convertible currency;
- unwillingness of foreign governments to make new onshore and offshore areas available for drilling;
- civil unrest and protests, strikes, acts of terrorism, war or other armed conflict;
- import/export quotas;
- tariffs;
- confiscatory taxation or other adverse tax policies;
- continued application of foreign tax treaties;
- currency exchange controls;
- currency exchange rate fluctuations and devaluations;
- restrictions on the repatriation of funds;
- pandemics, epidemics and other public health events; and
- other forms of government regulation which are beyond our control.

13

Instability and disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business, including economically and politically volatile areas such as Eastern Europe, Africa and the Middle East, could cause or contribute to factors that could have an adverse effect on the demand for the products and services we provide. Worldwide political, economic, and military events have contributed to oil and gas price volatility and are likely to continue to do so in the future. In particular, heightened levels of uncertainty related to the ongoing Russian war in Ukraine and heightened tensions resulting from the ongoing conflicts in Middle East could further disrupt financial and commodities markets. Depending on the market prices of oil and gas, oil and gas exploration and development companies may cancel or curtail their drilling or other programs, thereby reducing demand for our services.

In addition, in some countries our local managers may be personally liable for the acts of the Company, and may be subject to prosecution, detention, and the assessment of monetary levies, fines or penalties, or other actions by local governments in their individual capacity. Any such actions taken against our local managers could cause disruption of our business and operations and could cause us to incur significant costs.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our business, financial condition and results of operations.

To compete in our industry, we must continue to develop new technologies and products to support our operations, secure and maintain patents related to our current and new technologies and products and protect and enforce our intellectual property rights.

The markets for our services and products are characterized by continual technological developments. Substantial improvements in the scope and quality of the equipment in the markets in which we operate may occur over a short period of time. Alternative products and services have been and may in the future be developed which compete with or displace our products and services. If we are not able to develop commercially competitive products in a timely manner, our ability to service our customers' demands may be adversely affected.

We may encounter resource constraints, technical barriers, or other difficulties that would delay introduction of new services and products in the future. Our competitors may introduce new products or obtain patents before we do and achieve a competitive advantage. Additionally, the time and expense invested in product development may not result in commercial applications. If we are not able to keep pace with technological advances in a timely and cost-effective manner, demand for our services and products may decline.

It may also be possible for a third party to design around our patents. Patent rights have territorial limits. We may not be able to enforce our patents against infringement occurring in international waters and other "non-covered" territories. We do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

We attempt to limit access to and distribution of our technology and trade secrets by customarily entering into confidentiality agreements with our employees, customers and potential customers and suppliers. However, our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (for example, information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. The weakening of protection of our trademarks, patents, trade secrets and other intellectual property rights could also adversely affect our business.

In addition, we may become involved in legal proceedings from time to time to protect and enforce our intellectual property rights. Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Any legal proceeding concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business, regardless of its outcome. Further, our intellectual property rights may not have the value that management believes them to have and such value may change over time as we and others develop new product designs and improvements.

14

The industry in which we operate has undergone and may continue to undergo consolidation.

Some of our largest customers have consolidated in recent years and are using their size and purchasing power to achieve economies of scale and pricing concessions. This consolidation may result in reduced capital spending by such customers or the acquisition of one or more of our other primary customers, which may lead to decreased demand for our products and services. If we cannot maintain sales levels for customers that have consolidated or replace such revenue with increased business activities from other customers, this consolidation activity could have a significant negative impact on our business, financial condition and results of operations. We are unable to predict what effect consolidations in our industry may have on prices, capital spending by customers, selling strategies, competitive position, ability to retain customers or ability to negotiate favorable agreements with customers.

The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition and results of operations. In addition, if a significant customer experiences liquidity constraints or other financial difficulties, it may be unable to make the payments required to us or may seek to renegotiate contracts, which could adversely affect our liquidity and profitability.

We are subject to the risk of supplier concentration.

Certain of our product lines depend on a limited number of third party suppliers. As a result of this concentration in some of our supply chains, our business and operations have been and may in the future be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of any one of our key suppliers, or a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture or sell certain of our products and could have a material adverse effect on our business, financial condition and results of operations.

Seasonal and weather conditions, as well as natural disasters, could adversely affect demand for our services and products and could result in severe property damage or materially and adversely disrupt our operations.

Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes and ocean currents in the U.S. Gulf of Mexico or typhoons in the Asia Pacific region, may interrupt or curtail our operations or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from intense rainfall and hurricane-strength winds may damage our facilities. Extreme winter conditions in Canada, Russia, or the North Sea, or droughts in more arid regions in which we do business may interrupt or curtail our operations, or our customers' operations, and result in a loss of revenue. If the facilities we own are damaged by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to property, among other things, and repairs might take from a week or less for a minor incident to many months or more for a major interruption.

In addition, a portion of our business involves the movement of people and certain parts and supplies to or from foreign locations. Any restrictions on travel or shipments to and from foreign locations, due to the occurrence of natural disasters such as earthquakes, floods or hurricanes, in these locations, could significantly disrupt our operations and decrease our ability to provide services to our customers. If a natural disaster were to impact a location where we have a high concentration of business and resources, our local facilities and workforce could be affected by such an occurrence or outbreak which could also significantly disrupt our operations and decrease our ability to provide services and products to our customers.

Lastly, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects on weather conditions, such as increased frequency and severity of storms, droughts, floods and other climatic events. If such climatic events were to occur more frequently or with greater intensity, they could adversely affect or delay demand for the oil or natural gas produced or cause us to incur significant costs in preparing for or responding to the effects of climatic events themselves. If any such events were to occur, they could have an adverse effect on the demand for our services and our financial condition, results of operations and cash flows.

15

Investor and public perception related to the Company's ESG performance as well as current and future ESG reporting requirements may affect our business and our operating results.

Increasing focus on Environmental, Social and Governance ("ESG") factors has led to enhanced interest in, and review of performance results by investors, banks, institutional lenders and other stakeholders, and the potential for reputational risk. Regulatory requirements related to ESG or sustainability reporting have been issued in the European Union ("EU") that apply to financial market participants, with implementation and enforcement starting in 2021. In the U.S., several states have enacted or proposed such regulations related to pension investments or for the responsible investment of public funds. In addition, several U.S. states have adopted or proposed mandatory reporting related to GHG emissions or climate-related risk. As a result of varying rules adopted by jurisdictions in which we operate (and the reversal of such rules), we are increasingly subject to an overlapping patchwork of laws and regulations, including disclosure requirements, which may increase the costs of compliance and the risk of violations. We expect regulatory requirements related to ESG matters to continue to expand globally. The Company is committed to transparent and comprehensive reporting of our sustainability performance. If we are not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, customers or other stakeholders, our business and ability to raise capital may be adversely affected.

Our business could be negatively affected by cybersecurity incidents and other disruptions.

We rely heavily on information systems to conduct and protect our business. These information systems are increasingly subject to sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data (including confidential customer information), computer viruses, ransomware, or other malicious code, phishing and cyberattacks, and other similar events. These threats arise from numerous sources, not all of which are within our control, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, or outbreaks of hostilities or terrorist acts. Geopolitical tensions or conflicts, such as the Russian war in Ukraine and ongoing conflicts in the Middle East, may further heighten the risk of cyberattacks.

Although we utilize various procedures and controls to mitigate our exposure to such risk, cybersecurity attacks and other cyber incidents are evolving and unpredictable. There can be no assurance that the systems we have designed and implemented to prevent or limit the effects of cyber incidents or attacks will be sufficient in preventing all such incidents or attacks or avoiding a material impact on our systems when such incidents or attacks do occur. We have experienced, and expect to continue to experience, cyber intrusions and attacks on our information systems and our operational technology. To our knowledge, none of these incidents or attacks have resulted in a material cybersecurity intrusion or data breach.

If we were to be subject to a cyber incident or attack in the future, it could result in the disclosure of confidential or proprietary customer information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. A cyberattack or security breach could result in liability under data privacy laws, regulatory penalties, damage to our reputation or loss of confidence in us, or additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities.

If we are unable to adapt our business to the effects of the energy transition in a timely and effective manner, our financial condition and results of operations could be negatively impacted.

The transition of the global energy sector from primarily a fossil fuel-based system to renewable energy sources could affect our customers' levels of expenditure. Reduced activity in our areas of operation because of decreased capital spending could have a negative long-term impact on our business. Our business will need to adapt to changing customer preferences and government requirements. If the energy transition occurs faster than anticipated or in a manner we do not anticipate, demand for our services and products could be adversely affected. In addition, if we fail or are perceived to not effectively implement an energy transition strategy, or if investors, banks or institutional lenders shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

Our approach to artificial intelligence presents risks and challenges that can impact our business.

Artificial intelligence ("AI") presents risks and challenges that could impact our business, including perceived breaches of privacy or security incidents related to the use of AI. We are integrating AI tools into our systems, and our third-party service providers, as well as our competitors, may also develop or use such tools. AI may become more important to our operations or to our future growth over time. There can be no assurance that we will realize the desired or anticipated benefits, or any benefits, and we may fail to properly implement such technology. In addition, the providers of our or our third-party service providers' AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection, compliance, and transparency, among others, which could inhibit our or our service providers' ability to maintain an adequate level of functionality or service. Our service providers may also incorporate AI into their services without disclosing such use to us, or fail to disclose risks presented by their use of AI. There is a risk that AI tools used by us or by our service providers could produce inaccurate or unexpected results or behaviors that could harm our business, customers, or reputation. Our competitors or other third parties may incorporate AI in their business operations more quickly or more successfully than we do. Additionally, the complex and rapidly evolving landscape around AI may expose us to claims, inquiries, demands and proceedings by private parties and global regulatory authorities and subject us to legal liability as well as reputational harm. New laws and regulations are being adopted in the United States and in non-U.S. jurisdictions, and existing laws and regulations may be interpreted in ways that would affect our business operations and the way in which we use AI. Any of these outcomes could impair our ability to compete effectively, damage our reputation, result in the loss of our or our customers' property or information, and materially adversely affect our financial position, operating results or cash flows.

Risks Related to Accounting and Financial Matters

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We conduct ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure you that such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

In addition, customers experiencing financial difficulty may delay payment for our products and services. Such delays, even if accounts are ultimately paid in full, could reduce our cash resources available and materially and adversely impact our credit available from suppliers and financial institutions.

Restrictions in the agreement governing our Revolving Credit Facility ("RCF") could adversely affect our business, financial condition, results of operations and stock price.

The operating and financial restrictions in our RCF and any future financing agreements could restrict our ability to finance future operations or capital needs or otherwise pursue our business activities. These limit our and our subsidiaries' ability to, among other things, prepay certain indebtedness and pay dividends or buyback shares. Furthermore, our RCF contains financial covenants which if we fail to comply with could result in an event of default, which, if not cured or waived, would permit the exercise of remedies against us that could have a material adverse effect on our business, results of operations and financial position. In addition, any borrowings under our RCF may be at variable rates of interest that expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows will correspondingly decrease.

Risks Related to Legal and Regulatory Requirements

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our services and products or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local and non-U.S. laws and other regulations relating to oilfield operations, worker safety and protection of the environment and natural resources;
- changes in these laws and regulations; and
- the level of enforcement of these laws and regulations.

In addition, we depend on the demand for our services and products from the oil and gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry in general. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect our operations by limiting demand for our services and products. In addition, some non-U.S. countries have adopted and may continue to adopt regulations or practices that give advantage to indigenous oil companies in bidding for oil leases or require indigenous companies to perform oilfield services currently supplied by the Company and other international service companies. To the extent that such companies are not our customers, or we are unable to develop relationships with them, our business may suffer. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our non-U.S. operations and sales, we are also subject to changes in non-U.S. laws and regulations that may encourage or require hiring of local contractors or require non-U.S. contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, financial condition and results of operations may be adversely affected.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and gas exploration and production customers' operations in the U.S. and other countries are subject to stringent federal, state and local legal requirements governing environmental protection. These requirements may take the form of laws, regulations, executive actions and various other legal initiatives. See Part I, Item 1. "Business – Environmental and Occupational Health and Safety Regulation" for more discussion on these matters. Compliance with these regulations and other regulatory initiatives, or any other new environmental laws and regulations could, among other things, require us or our customers to install new or modified emission controls on equipment or processes, incur longer permitting timelines, and incur significantly increased capital or operating expenditures, which costs may be significant. Additionally, one or more of these developments that impact our customers could reduce demand for our products and services, which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be adversely affected by various laws and regulations in countries in which we operate related to the equipment and operation of drilling units, oil and gas exploration and development, as well as import and export activities.

Governing bodies have enacted and may propose legislation or regulations that would materially limit or prohibit drilling in certain areas. The issuance of more stringent safety and environmental guidelines, regulations or moratoria for drilling could disrupt, delay or cancel drilling operations, increase the cost of drilling operations or reduce the area of operations for drilling. If laws are enacted or other governmental action is taken that restricts or prohibits drilling in our expected areas of operation, demand for our services and products could be reduced and our business could be materially adversely affected.

Governments in some foreign countries have been increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries, including local content requirements for participating in tenders. Many governments favor or effectively require that contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when we bid for contracts against local competitors.

In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by unique customs laws and regulations in each of the countries where we operate. Moreover, many countries control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. We are subject to U.S. anti-boycott laws. The U.S. and other countries also from time to time may impose tariffs, including special punitive tariff regimes targeting goods from certain countries.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner that materially impacts our operations. An economic downturn may increase some foreign governments' efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Materials that we import can be delayed and denied for varying reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

We are required to comply with several complex laws pertaining to business conduct, including the U.S. Foreign Corrupt Practices Act and similar legislation enacted by Governments outside the U.S.

We operate internationally and in some countries with high levels of perceived corruption commonly gauged according to the Transparency International Corruption Perceptions Index. We must comply with complex foreign and U.S. laws including the United States Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act 2010 and the United Nations Convention Against Corruption, which prohibit engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We do business and may in the future do additional business in countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations, or by private entities in which corrupt offers are expected or demanded. Furthermore, many of our operations require us to use third parties to conduct business or to interact with people who are deemed to be governmental officials under the anticorruption laws. Thus, we face the risk of unauthorized payments or offers of payments or other things of value by our employees, contractors or agents. It is our policy to implement compliance procedures to prohibit these practices. However, despite those safeguards and any future improvements to them, our employees, contractors, and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the U.S. We may also be held responsible for any violations by an acquired company that occur prior to an acquisition, or subsequent to the acquisition, but before we are able to institute our compliance procedures. In addition, our non-U.S. competitors that are not subject to the FCPA or similar anticorruption laws may be able to secure business or other preferential treatment in such countries by means that such laws prohibit with respect to us. A violation of any of these laws, even if prohibited by our policies, may result in severe criminal and/or civil sanctions and other penalties, and could have a material adverse effect on our business. Actual or alleged violations could damage our reputation, be expensive to defend, and impair our ability to do business.

Compliance with laws and regulations on trade sanctions and embargoes including those administered by the United States Department of the Treasury's Office of Foreign Assets Control also poses a risk to us. We cannot provide products or services to or in certain countries subject to U.S. or other international trade sanctions or to certain individuals and entities subject to sanctions. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable trade-related laws and regulations, even if prohibited by our policies, could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. It is our policy to implement procedures concerning compliance with applicable trade sanctions, export controls, and other trade-related laws and regulations. However, despite those safeguards and any future improvements to them, our employees, contractors, and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the U.S. We may also be held responsible for any violations by an acquired company that occur prior to an acquisition, or after the acquisition but before we are able to institute our compliance procedures.

19

There are various risks associated with greenhouse gases and climate change legislation or regulations that could result in increased operating costs and reduced demand for our services.

The threat of climate change continues to attract considerable attention. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, our operations are subject to a series of regulatory, political, litigation, and financial risks associated with the production and processing of fossil fuels and emission of GHGs. See Part I, Item 1. "Business—Environmental and Occupational Health and Safety Regulation" for more discussion on the threat of climate and restriction of GHG emissions. The adoption and implementation of new or more stringent international, federal, state and local legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming fossil fuels, and thereby reduce demand for, oil and natural gas, which could reduce demand for our services and products. Additionally, political, litigation and financial risks may result in our oil and natural gas customers restricting or canceling production activities, incurring liability for infrastructure damages because of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services and products. One or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, as well as have an impact on our reputation.

We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.

In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the EU and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. Compliance with current or future privacy, data protection and information security laws could have a significant impact on our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of employee information and information regarding others with whom we do business. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation. For example, the EU's General Data Protection Regulations 2016/679 (the "GDPR"), as supplemented by any national laws (such as in the United Kingdom ("U.K."), the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of European Economic Area individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR. Our business may also face reputational damage as a result of any personal data breach or violation of the GDPR.

Risks Related to Our Common Stock

The market price of our common stock may be volatile.

The market price of our common stock has been volatile in the past and may continue to be volatile in the future. If the market price of our common stock declines significantly, our shareholders may be unable to sell their shares of our common stock at or above their purchase price, if at all. We cannot assure our shareholders that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

- variations in our quarterly operating results;
- failure to meet our earnings estimates;
- publication of research reports about us or our industry;
- additions or departures of our executive officers and other key management personnel;
- our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;
- adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
- actions by shareholders;
- fluctuations in stock market price and volume;
- speculation in the press or investment community;
- changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;
- adverse publicity about our industry generally or individual scandals, specifically; and
- general market and economic conditions.

As a Dutch company with limited liability, the rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Dutch company with limited liability (*Naamloze Vennootschap*). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our Board may be different from those in companies governed by the laws of U.S. jurisdictions.

For example, resolutions of the general meeting of shareholders may be taken with majorities different from the majorities required for adoption of equivalent resolutions in, for example, Delaware corporations. Although shareholders will have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company.

In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their ordinary shares. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent, may that shareholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests may institute a collective action. A collective action can either result in an order for payment of monetary damages or in a declaratory judgment (*verklaring voor recht*), for example declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties, whereby an individual injured party will have the choice to opt-out within the term set by the court (at least three months). Such individual injured party may also individually institute a civil claim for damages within the before mentioned term.

Furthermore, certain provisions of Dutch corporate law have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of our Board than if we were incorporated in the U.S. In the performance of its duties, our Board will be required by Dutch law to act in the interest of the Company and its affiliated business, and to consider the interests of our company, our shareholders, our employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

21

Our articles of association and Dutch corporate law contain provisions that may discourage a takeover attempt.

Provisions contained in our amended and restated articles of association and the laws of the Netherlands could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our articles of association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. Among other things, these provisions do not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

In addition, based on Dutch corporate law and our articles of association, the 2024 annual general meeting of shareholders has authorized our Board, for a period of eighteen months as of the date of the 2024 annual meeting, to issue common stock, up to 20% of the issued share capital, as of the date of the 2024 annual general meeting, for any legal purpose, which could include defensive purposes, without further shareholder approval being needed. The issuance, or availability for issuance, of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

It may be difficult for you to obtain or enforce judgments against us or some of our executive officers and directors in the U.S. or the Netherlands.

We were formed under the laws of the Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of the Netherlands and our amended and restated articles of association.

In the absence of an applicable convention between the U.S. and the Netherlands providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards and divorce decrees) in civil and commercial matters, a judgment rendered by a court in the U.S. will not automatically be recognized by the courts of the Netherlands. In principle, the courts of the Netherlands will be free to decide, at their own discretion, if and to what extent a judgment rendered by a court in the United States should be recognized in the Netherlands.

Without prejudice to the above, in order to obtain enforcement of a judgment rendered by a U.S. court in the Netherlands, a claim against the relevant party on the basis of such judgment should be brought before the competent court of the Netherlands. During the proceedings such court will assess, when requested, whether a foreign judgment meets the above conditions. In the affirmative, the court may order that substantive examination of the matter shall be dispensed with. In such case, the court will confine itself to an order reiterating the foreign judgment against the party against whom it had been obtained. Otherwise, a new substantive examination will take place.

In all of the above situations, we note the following rules as applied by Dutch courts:
- where all other elements relevant to the situation at the time of the choice are located in a country other than the country whose law has been chosen, the choice of the parties shall not prejudice the application of provisions of the law of that other country which cannot be derogated from by agreement;
- the overriding mandatory provisions of the law of the courts remain applicable (irrespective of the law chosen);
- effect may be given to overriding mandatory provisions of the law of the country where the obligations arising out of the relevant transaction documents have to be or have been performed, insofar as those overriding mandatory provisions render the performance of the contract unlawful; and
- the application of the law of any jurisdiction may be refused if such application is manifestly incompatible with the public policy (*openbare orde*) of the courts.

Under our amended and restated articles of association, we will indemnify and hold our officers and directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our amended and restated articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the Netherlands and subject to the jurisdiction of Dutch courts, unless those rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the U.S. under U.S. securities laws, this provision could make judgments obtained outside of the Netherlands more difficult to have recognized and enforced against our assets in the Netherlands or jurisdictions that would apply Dutch law. Insofar as a release is deemed to represent a condition, stipulation or provision binding any person acquiring our ordinary shares to waive compliance with any provision of the Securities Act or of the rules and regulations of the SEC, such release will be void.

Certain of the shareholders of the Company have the ability to exercise significant influence over certain corporate actions.

Entities affiliated with Oak Hill Advisors, L.P. could have significant influence over the outcome of matters requiring a shareholder vote, including the election of directors, the adoption of any amendment to the articles of association of the Company and the approval of mergers and other significant corporate transactions. Their influence over the Company may have the effect of delaying or preventing a change of control or may adversely affect the voting and other rights of other shareholders. In addition, entities affiliated with Oak Hill Advisors, L.P. have the right to designate one person as its nominee for election to the Board as non-executive directors for so long as the Oak Hill Group (as defined in the Director Nomination Agreement) collectively owns shares of common stock equal to at least 10% of the total shares outstanding as of the closing date of the Merger. Upon the Oak Hill Group ceasing to collectively own shares of common stock equal to at least 10% of the total shares outstanding as of the closing date of the Merger, Oak Hill Advisors will not have a right to designate a director to the Board. Finally, if these shareholders were in the future to sell all or a material number of shares of common stock, the market price of Company's common stock could be negatively impacted.

Risks Related to Tax Matters

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the U.S. and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate or are resident. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure, or if we otherwise lose a material tax dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

In the ordinary course of our business, we collect, use, store, and transmit digitally large amounts of confidential, sensitive, proprietary, and personal information. The secure maintenance of this information and our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein.

These processes are managed and monitored by a dedicated Cybersecurity and Infrastructure team, which is led by our Chief Information Officer, and include mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and maintain a stable information technology environment. For example, we conduct penetration and vulnerability testing, data recovery testing, security audits, and annual and ongoing risk assessments. We engage third parties to perform monitoring and regular penetration testing. We have adopted an Incident Response Policy that applies in the event of a cybersecurity threat or incident that follows the National Institute of Standards and Technology framework. We also conduct regular employee trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts, when appropriate, to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk environment.

Our Chief Information Officer, who reports to the Chief Financial Officer, and has over 30 years of experience managing information technology and cybersecurity matters, together with our executive management team, is responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. In the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "Risks Related to Legal and Regulatory Requirements."

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Nominating and Governance Committee has been designated by our Board to oversee cybersecurity risks. The Nominating and Governance Committee receives periodic updates on cybersecurity and information technology matters and related risk exposures from our Chief Information Officer. The Board also receives updates from management and the ESG Committee on cybersecurity risks on at least an annual basis.

Item 2. *Properties*

In order to design, manufacture and service the proprietary equipment that support our operations, as well as the products that we offer for sale directly to external customers, we maintain several manufacturing and service facilities around the world. We currently provide our services and products in over 50 countries.

The following table details our material facilities by segment, owned or leased by us as of December 31, 2024.

Location	Leased or Owned	Principal/Most Significant Use
All Segments		
Houston, Texas	Leased	Corporate office
Reading, United Kingdom	Leased	Corporate office
Aberdeen, Scotland	Owned/Leased	Regional operations, manufacturing, engineering and administration
Lafayette, Louisiana	Owned	Regional operations, manufacturing, engineering and administration
NLA		
Georgetown, Guyana	Leased	Regional operations
Macaé, Brazil	Owned	Regional operations and administration
Neuquen, Argentina	Leased	Regional operations
New Iberia, Louisiana	Leased	Regional operations
Broussard, Louisiana	Leased	Regional operations
Villahermosa, Mexico	Leased	Regional operations
ESSA		
Den Helder, the Netherlands	Owned/Leased	Regional operations and administration
Stavanger, Norway	Leased	Regional operations
MENA		
Al Khobar, Kingdom of Saudi Arabia ("KSA")	Leased	Corporate office and regional operations
Dubai, United Arab Emirates	Leased	Regional operations and administration
Hassi Messaoud, Algeria	Leased	Regional operations
APAC		
Kuala Lumpur, Malaysia	Leased	Regional operations and administration
Labuan, Malaysia	Leased	Regional operations
Perth, Australia	Leased	Regional operations

Our largest manufacturing facilities are located in Aberdeen, Scotland and Lafayette, Louisiana, where we design, manufacture and/or assemble a substantial portion of our service equipment. We believe the facilities that we currently occupy are suitable for their intended use.

Item 3. *Legal Proceedings*

Information related to Item 3. "Legal Proceedings" is included in Note 18 "*Commitments and contingencies*" to the consolidated financial statements.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the NYSE under the symbol "XPRO".

On February 18, 2025, we had 116,377,932 shares of common stock outstanding. The common shares outstanding at February 18, 2025, were held by approximately 19 record holders. The actual number of shareholders is greater than the number of holders of record.

Dividend Policy

The declaration and payment of future dividends will be at the discretion of our Board and will depend upon, among other things, future earnings, general financial condition, liquidity, capital requirements, restrictions contained in our financing agreements and general business conditions. Accordingly, there can be no assurance that we will pay dividends.

Unregistered Sales of Equity Securities

We did not have any sales of unregistered equity securities during the year ended December 31, 2024, that we have not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

On December 12, 2024, the Company's Board of Directors (the "Board") approved an extension to its stock repurchase program, pursuant to which the Company is authorized to acquire up to $100.0 million of its outstanding common stock from October 25, 2023 through November 24, 2025 (the "Stock Repurchase Program"). Under the Stock Repurchase Program, the Company may repurchase shares of the Company's common stock in open market purchases, in privately negotiated transactions or otherwise. The Stock Repurchase Program will continue to be utilized at management's discretion and in accordance with federal securities laws. The timing and actual numbers of shares repurchased will depend on a variety of factors including price, corporate requirements, the constraints specified in the Stock Repurchase Program along with general business and market conditions. The Stock Repurchase Program does not obligate the Company to repurchase any particular amount of common stock, and it could be modified, suspended or discontinued at any time. During the years ended December 31, 2024 and 2023, we repurchased approximately 1.2 million shares in each year of our common stock under the Stock Repurchase Program for a total cost of approximately $14.2 million and $20.0 million, respectively.

Following is a summary of repurchases of our common stock during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Program (2)
October 1 - October 31	–	$ --	–	$ 89,987,162
November 1 - November 30	–	$ --	–	$ 89,987,162
December 1 - December 31	1,200,000	$ 11.80	1,200,000	$ 75,831,912
Total	1,200,000	$ 11.80	1,200,000	

1) This table excludes shares withheld from employees to satisfy tax withholding requirements on equity-based transactions. We administer cashless settlements and do not repurchase stock in connection with cashless settlements.
2) Our Board authorized a program to repurchase our common stock from time to time. Approximately $75.8 million remained authorized for repurchases as of December 31, 2024, subject to the limitation set in our shareholder authorization for repurchases of our common stock.

Performance Graph

The following performance graph compares the performance of our common stock to the Russell 2000 Index, the SPDR S&P Oil & Gas Equipment & Services ETF ("XES") and to a peer group established by management. The peer group consists of the following companies: Baker Hughes Company, ChampionX Corporation, Core Laboratories, Inc., Innovex International, Inc. (formerly named Dril-Quip, Inc., which acquired Innovex Downhole Solutions, Inc. in September 2024), TechnipFMC plc, Halliburton Company, Helix Energy Solutions Group Inc., National Energy Services Reunited Corp., Patterson-UTI Energy, Inc., Oceaneering International, Inc., NOV Inc. and Schlumberger Limited.

The graph below compares the cumulative total return to holders of our common stock with the cumulative total returns of the Russell 2000 Index, SPDR S&P Oil & Gas Equipment & Services ETF and our peer group for the period from December 31, 2019 through December 31, 2024. The graph assumes that the value of the investment in our common stock was $100 at December 31, 2019 and for each index (including reinvestment of dividends) and tracks the return on the investment through December 31, 2024. The shareholder return set forth herein is not necessarily indicative of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Expro Group Holdings N.V., the Russell 2000 Index,
the SPDR S&P Oil & Gas Equipment & Services ETF Index, and a Peer Group

—□— Expro Group Holdings N.V.
··△·· Russell 2000
—○— SPDR S&P Oil & Gas Equipment & Services ETF
—✳— Peer Group

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Russell Investment Group. All rights reserved.

The performance graph above and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate by reference.

Item 6. *Reserved*

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include those that express a belief, expectation or intention, as well as those that are not statements of historical fact. Forward-looking statements include information regarding our future plans and goals and our current expectations with respect to, among other things:

- our business strategy and prospects for growth;
- our cash flows and liquidity;
- our financial strategy, budget, projections and operating results;
- the amount and timing of any future share repurchases;
- the amount, nature and timing of capital expenditures;
- the availability and terms of capital;
- the exploration, development and production activities of our customers;
- the market for our existing and future products and services;
- competition and government regulations; and
- general economic and political conditions, including political tensions, conflicts and war (such as the ongoing Russian war in Ukraine and heightened tensions resulting from the ongoing conflicts in the Middle East).

These forward-looking statements are generally accompanied by words such as "anticipate," "believe," "estimate," "expect," "goal," "plan," "intend," "potential," "predict," "project," "may," "outlook," or other terms that convey the uncertainty of future events or outcomes, although not all forward-looking statements contain such identifying words. The forward-looking statements in this Form 10-K speak only as of the date of this report; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. Forward-looking statements are not assurances of future performance and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- continuing uncertainty relating to global crude oil demand and crude oil prices that correspondingly may lead to further significant reductions in domestic oil and gas activity, which in turn could result in further significant declines in demand for our products and services;
- uncertainty regarding the timing, pace and extent of an economic recovery, or economic slowdown or recession, in the U.S. and other countries, which in turn will likely affect demand for crude oil and therefore the demand for the products and services we provide and the commercial opportunities available to us;
- the impact of current and future laws, rulings, governmental regulations, accounting standards and statements, and related interpretations;
- unique risks associated with our offshore operations (including the ability to recover, and to the extent necessary, service and/or economically repair any equipment located on the seabed);
- political, economic and regulatory uncertainties in our international operations, including the impact of actions taken by the OPEC and non-OPEC nations with respect to production levels and the effects thereof;
- our ability to develop new technologies and products;
- our ability to protect our intellectual property rights;

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- our ability to attract, train and retain key employees and other qualified personnel;
- operational safety laws and regulations;
- international trade laws, tariffs and sanctions;
- severe weather conditions and natural disasters, and other operating interruptions (including explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);
- policy or regulatory changes;
- the overall timing and level of transition of the global energy sector from fossil-based systems of energy production and consumption to more renewable energy sources; and
- perception related to our ESG performance as well as current and future ESG reporting requirements.

These and other important factors that could affect our operating results and performance are described in (i) Part I, Item 1A. "Risk Factors" and in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K, and elsewhere within this Form 10-K, (ii) our other reports and filings we make with the SEC from time to time and (iii) other announcements we make from time to time. Should one or more of the risks or uncertainties described in the documents above or in this Form 10-K occur, or should underlying assumptions prove incorrect, our actual results, performance, achievements or plans could differ materially from those expressed or implied in any forward-looking statements. All such forward-looking statements in this Form 10-K are expressly qualified in their entirety by the cautionary statements in this section.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included in Part II, Item 8. "Financial Statements and Supplementary Data" included in this Form 10-K.

This section contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations, and involve risks and uncertainties. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements because of various factors, including those described in the sections titled "Cautionary Note Regarding Forward-Looking Statements," Part I, Item 1A. "Risk Factors" and elsewhere in this Form 10-K.

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7. of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Overview of Business

Working for clients across the entire well life cycle, we are a leading provider of energy services, offering cost-effective, innovative solutions and what we consider to be best-in-class safety and service quality. With roots dating to 1938, we have approximately 8,500 employees and provide services and solutions to leading exploration and production companies in both onshore and offshore environments in over 50 countries. Our extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity solutions.

Well Construction

- Our well construction products and services support customers' new wellbore drilling, wellbore completion and recompletion, and wellbore plug and abandonment requirements. We offer advanced technology solutions in tubular running services, tubular products, cementing, drilling and wellbore cleanup. With a focus on innovation, we are continuing to advance the way wells are constructed by optimizing process efficiency on the rig floor, developing new methods to handle and install tubulars, and mitigating well integrity risks. We believe we are a market leader in deepwater tubular running services and solutions. In recent years, we have added a range of lower-risk, open water cementing solutions, including the proprietary SeaCure® and QuikCure® solutions. We also offer a range of performance drilling tools designed to mitigate risk and optimize drilling efficiency, including proprietary downhole circulation tools and hydraulic pipe recovery systems.

Well Management

Our well management offerings consist of well flow management, subsea well access and well intervention and integrity services.

- **Well flow management:** We gather valuable well and reservoir data, with a particular focus on well-site safety and environmental impact. We provide global, comprehensive well flow management systems for the safe production, measurement and sampling of hydrocarbons from a well, including well testing during the exploration and appraisal phase of a new field; flowback and clean-up of a new well prior to production; and in-line testing of a well during its production life. We also provide early production facilities to accelerate production; production enhancement packages to enhance reservoir recovery rates through the realization of production that was previously locked within the reservoir; and metering and other well surveillance technologies to monitor and measure flow and other characteristics of wells.

- **Subsea well access:** With nearly 50 years of experience providing a wide range of fit-for-purpose subsea well access solutions, our technology aims to provide safe well access and optimized production throughout the lifecycle of the well. We provide what we believe to be the most reliable, efficient and cost-effective subsea well access systems for exploration and appraisal, development, intervention and abandonment, including an extensive portfolio of standard and bespoke Subsea Test Tree Assemblies ("SSTA") and a range motion-compensating and other surface handling equipment. We also provide services and solutions utilizing a rig-deployed Intervention Riser System ("IRS") owned by a third party and have capabilities for vessel-deployed light well intervention services. In addition, we provide systems integration and project management services.

- **Well intervention and integrity:** We provide well intervention solutions to acquire and interpret well data, maintain and restore well bore integrity and improve production. In addition to our extensive fleet of mechanical and cased hole wireline units, we have recently introduced and acquired a number of cost-effective, innovative well intervention services, including CoilHose™, a lightweight, small-footprint solution for wellbore lifting, cleaning and chemical treatments; Octopoda™, for fluid treatments in wellbore annuli; Galea™, an autonomous well intervention solution; and expandable casing patches designed to repair damaged production casing or isolate existing perforations prior to refracturing a well (a so called "patch and perf"). We also possess several other distinct technical capabilities, including non-intrusive metering technologies and wireless telemetry systems for reservoir monitoring.

We operate a global business and have a diverse and relatively stable customer base that is comprised of national oil companies ("NOC"), international oil companies ("IOC"), independent exploration and production companies ("Independents") and service partners. We have strong relationships with several of the world's largest NOCs and IOCs, some of which have been our customers for decades. We are dedicated to safely and sustainably delivering maximum value to our customers.

We organize and manage our operations on a geographical basis. Our reporting structure and the key financial information used by our management team is organized around our four operating segments: (i) North and Latin America ("NLA"), (ii) Europe and Sub-Saharan Africa ("ESSA"), (iii) Middle East and North Africa ("MENA") and (iv) Asia-Pacific ("APAC").

How We Generate Our Revenue

Our revenue is derived primarily from providing services in well construction, well flow management, subsea well access and well intervention and integrity to operators globally. Our revenue includes equipment service charges, personnel charges, run charges and consumables. Some of our contracts allow us to charge for additional deliverables, such as the costs of mobilization of people and equipment and customer specific engineering costs associated with a project. We also procure products and services on behalf of our customers that are provided by third parties for which we are reimbursed with a mark-up or in connection with an integrated services contract. We also design, manufacture and sell equipment, which is typically done in connection with a related operations and maintenance arrangement with a particular customer. In addition, we also generate revenue from the sale of certain well construction products.

For the year ended December 31, 2024, approximately 82% of our revenue was generated outside of the United States and approximately 67% of our revenue was generated by activities related to offshore oil and gas operations. Approximately 68% of our revenue was generated by services tied to drilling and completions-related activities, which are generally funded by customers' capital expenditures, and approximately 32% of our revenue was generated by production optimization related activities, which are generally funded by customers' operating expenditures.

Commodity Prices and Market Conditions

Commodity Prices

Average daily oil demand in the fourth quarter of 2024 exceeded the average daily demand levels in the fourth quarter of 2023, as well as the full year average for 2023, with liquid demand growing by 0.9 million b/d in 2024 over 2023. Brent crude oil prices remained relatively unchanged over the fourth quarter, averaging $74/bbl in both September and December 2024. The lack of price movement has been largely due to a relatively balanced market combined with an apparent reduction in geopolitical risk premia and weakening demand growth limiting upward pressure, with OPEC+ supply restrictions providing a floor for prices.

Market Conditions

We have continued to see positive market signs, as commodity prices remain generally supportive of the current levels of upstream investment and activity, despite a slowing in demand growth and the possibility of supply increases. Market uncertainty remains regarding the commitment and ability of OPEC+ to manage supply, geopolitical tensions and sanctioning impacts, tariffs, and macroeconomic factors. There are several market factors that have had, and may continue to have, an effect on our business, including:

- The market for energy services and our business are substantially dependent on the price of oil and, to a lesser extent, the regional price of gas, which are both driven by market supply and demand. Changes in oil and gas prices impact customer willingness to spend on exploration and appraisal, development, production, and abandonment activities. The extent of the impact of a change in oil and gas prices on these activities varies extensively between geographic regions, types of customers, types of activities and the financial returns of individual projects.

- Activity related to gas and liquified natural gas ("LNG") production (and associated asset development) continues to grow within our ESSA and MENA regions in support of Europe's ongoing drive to diversify away from its reliance on Russian pipeline gas supplies over the long term. More broadly, the energy security and transition imperatives of policymakers in the U.S. and Europe continue to result in increased investment in global gas development.

- International, offshore and deepwater activity continued to strengthen throughout 2024 as operator upstream investments increased to a level above 2015 levels. We also experienced an increased demand for services related to brownfield and production enhancement and infield development programs as operators strived to maximize their previous investments and maintain production with a lower carbon footprint. In addition, we have seen an increase in demand for production optimization technologies, especially in support of gas and LNG developments

- A transition to cleaner energy alternatives continues to gain momentum. We believe, however, that hydrocarbons, and natural gas in particular, will continue to play a vital role in such a transition towards more sustainable energy resources and that existing expertise and future innovation within the energy services sector, both to reduce emissions and enhance efficiency, will be critical. We are already active in the early-stage carbon capture and storage segment and have expertise and established operations within the geothermal and flare reduction segments. We continue to develop technologies to enhance the sustainability of our customers' operations which, along with our digital transformation initiatives, are expected to enable us to continue to support our customers' commercial and environmental initiatives. As the industry changes, we continue to evolve our approach to assist and enable our customers to develop more sustainable energy solutions.

Outlook

Global liquids demand increased in the fourth quarter of 2024 compared to the previous quarter and average year-on-year consumption is expected to continue to grow in 2025, though at a reduced rate. The market remained relatively balanced and oil prices were generally stable over the fourth quarter, with continued OPEC+ supply discipline offsetting an apparent reduction in geopolitical risk premia and weakening demand growth.

The U.S. Energy Information Administration ("EIA") estimates that global liquids fuels demand will average 104.1 million b/d in 2025, increasing by 1.3 million b/d over 2024. Consumption is then expected to grow by a further 1.1 million b/d in 2026 to average 105.1 million b/d. Global growth in oil demand is slower than the pre-pandemic trend; average annual growth was 1.5 million b/d between 2010 and 2019. Non-OECD countries are expected to drive almost all forecasted demand growth. Much of this growth is in Asia, where India is now the leading source of global demand growth, driven by rising demand for transportation fuels. China's liquid fuels consumption is estimated to increase by 0.2 million b/d in 2025, up from an increase of less than 0.1 million b/d in 2024, as economic stimulus efforts are expected to drive higher demand growth. OECD oil consumption is forecast to increase by 0.2 million b/d in 2025.

The EIA estimates that global liquid fuels production will grow by 1.8 million b/d in 2025 to average 104.4 million b/d. Global liquid fuels supply is then predicted to grow a further 1.5 million b/d in 2026 to average 105.9 million b/d. Production growth in 2025 is due to a combination of an expected relaxation of OPEC+ production cuts and further production growth from countries outside of OPEC+. Countries outside of OPEC+, including the United States, Canada, Brazil and Guyana, are expected to lead the growth in oil production, collectively increasing by 1.6 million b/d. OPEC+ countries are expected to contribute 0.2 million b/d to global supply growth in 2025 as voluntary production cuts are expected to gradually unwind. OPEC+ output is expected to remain significantly below the group's current targets, with continued OPEC+ supply management expected to avoid significant inventory increases and, therefore, price declines.

Oil prices remained largely flat over the fourth quarter of 2024 as global inventories remained balanced, despite tepid demand growth from China and a reduction in apparent geopolitical risk premia associated with on-going conflicts in the Middle East and Eastern Europe. Prices are expected to see modest upward movement in early 2025 before generally declining from mid-2025 through to 2026 as expected global oil production outpaces expected growth in oil demand. As a result, the EIA forecasts that the Brent price will average $74/bbl in 2025 and $66/bbl in 2026. The expected early 2025 increase in prices is largely because of the latest OPEC+ extension of production cuts leading to global oil inventory withdrawals. However, OPEC+ members are expected to increase production by the second quarter of 2025, which combined with further supply growth from outside of OPEC+ and relatively modest demand growth, will likely drive oil inventory builds. Potential inventory builds would be expected to put downward pressure on prices from the second quarter of 2025 onwards. Uncertainties remain regarding OPEC+ members' commitment to continuing production restraint, conflicts and sanctioning, and global demand. As a general matter, if customers have confidence that oil prices will remain above $65/bbl to $70/bbl, we believe the outlook for our business is stable to positive.

Along with a relatively constructive oil market outlook, international natural gas prices remain supportive of continued activity as the market tightens further in 2025.

The EIA forecasts that Henry Hub prices will increase to average $3.14 per million British thermal units ("MMBtu") in 2025, up from an average of $2.19/MMBtu in 2024. The Henry Hub price is then expected to increase further to average $3.97/MMBtu in 2026. The forecast price increase is driven by the expectation that U.S. natural gas demand, driven by LNG exports, will outpace supply from production and imports, leading to inventory draws. Rystad Energy predicts that the European Title Transfer Facility ("TTF") and Northeast Asian LNG spot prices will average $12.10/MMBtu and $12.60/MMBtu respectively in 2025, and $10.20/MMBtu and $10.80/MMBtu respectively in 2026. The 2025 prices are an increase over 2024 due to ongoing cold weather in Europe and strong storage withdrawals, as well as the requirement for increased LNG imports to replenish inventories and replace lost Russia pipeline supply transiting through Ukraine which ceased on January 1, 2025. Asian spot prices are likely to follow the TTF over the medium term.

Consequently, the market outlook for 2025 remains stable with commodity prices and energy security requirements supporting continued levels of upstream investments, despite a slowing in growth, and subsequent activity. Declining onshore investment is offset by an expected healthy growth in the deepwater and offshore segments with support from large projects in NLA, particularly in Guyana, Brazil and Mexico, as well as contributions from the KSA, the UAE and China.

In summary, we expect demand for our products and services will continue to increase over the next several years, despite our expectations for a relatively flat-to-modest-growth market in 2025.

The following provides an outlook for 2025 by our reporting segments based on data from Spears and Associates Inc:

NLA: North American drilling activity is expected to fall by 3% in 2025 to an average of 579 active rigs and 16,300 new wells completed. Operators are expected to complete around 10,800 frac jobs in 2025, holding steady from 2024. The decline in activity is largely due to an increase in the average well depth as operators (with sufficient contiguous surface acreage) are expected to increasingly choose to increase the lateral length of horizontal wells rather than increase the number of new wells drilled as their preferred means of increasing formation exposure both to lift/sustain well productivity and reduce their environment footprint and well costs. It is expected that relatively stable commodity prices and a new, more pro-energy U.S. administration will have only a modest impact on U.S. rig activity in 2025. Continued consolidation amongst operators will likely weigh on drilling activity in 2025, particularly in the Permian Basin. In Latin America, drilling activity is projected to decrease by 3% in 2025 to an average of 156 active rigs, accounting for over 2,100 new wells. Onshore drilling is now forecast to drop by 6% in 2025 to an average of 111 active land rigs drilling almost 1,800 new wells, while offshore activity is expected to rise by 7%, averaging 45 active rigs, totaling almost 320 new wells. Mexican offshore and mature fields, Argentinean shale, offshore Brazil and Colombia's mature fields are expected to collectively account for 85% of overall Latin American rig activity in 2025, with on-going development activity in Guyana also contributing to increased activity.

ESSA: European drilling activity is projected to average 93 active rigs in 2025, down by 2%, accounting for almost 750 new wells. Onshore drilling in Europe is forecast to average 70 active rigs in 2025, down 1%, accounting for over 470 new wells drilled, while offshore drilling is expected to decline by 4%, averaging 23 active rigs with 275 new wells drilled. The main drivers of the decline in drilling activity are the outlook for oil prices and energy transition and fiscal policies in the UK, with the government planning to increase the rate and duration of the Energy Profits Levy. Ukraine and Norway are forecast to collectively account for around 65% of overall European rig activity in 2025. African drilling activity is expected to fall by 1% in 2025 to average 132 active rigs, accounting for a total of over 975 new wells. Onshore drilling is forecast to slow 2% to an average of 110 active land rigs, with over 730 new wells drilled, while offshore activity is projected to grow by 5% in 2025, averaging 22 active rigs, totaling almost 250 new wells drilled. Offshore activity growth is largely driven by exploration activity in Senegal and Namibia as well as development campaigns in Nigeria and Angola.

MENA: On the strength of higher activity in the UAE (driven by gas expansion developments) and Kuwait, drilling in the Middle East is now projected to average 340 active rigs in 2025, up by 3% on 2024, accounting for over 2,925 new wells. Onshore drilling is projected to increase by 4% in 2025 to an average of 302 active land rigs, drilling over 2,600 new wells, while offshore activity in the region is forecast to increase by 3% to an average of 38 active rigs, with over 300 new wells drilled. The KSA, Abu Dhabi and Iraq are expected to collectively account for around 60% of overall Middle Eastern rig activity in 2025.

APAC: Based on the outlook for oil prices, drilling activity in Asia-Pacific is forecast to average 192 active rigs in 2025, an increase of 1% over 2024, accounting for over 2,775 new wells drilled. Onshore drilling in the region is forecast to rise 2% to an average of 137 active land rigs and over 1,700 new wells while offshore drilling is expected to hold steady at an average of 55 active rigs totaling over 1,050 new wells. India, Indonesia and Australia remain the three most active drilling markets in APAC. Several large gas and LNG projects in these countries continue to drive activity as the region looks to meet an increase in global gas demand.

How We Evaluate Our Operations

We use a number of financial and operational measures to routinely analyze and evaluate the performance of our business, including Revenue and Adjusted EBITDA.

Revenue: We analyze our performance by comparing actual monthly revenue by operating segments and areas of capabilities to our internal projections for each month. Our revenue is primarily derived from well construction, well flow management, subsea well access and well intervention and integrity solutions.

Adjusted EBITDA: We regularly evaluate our financial performance using Adjusted EBITDA. Our management believes Adjusted EBITDA is a useful financial performance measure as it excludes non-cash charges and other transactions not related to our core operating activities and allows more meaningful analysis of the trends and performance of our core operations.

Adjusted EBITDA is a non-GAAP financial measure. Please refer to the section titled "Non-GAAP Financial Measures" for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial performance measure calculated and presented in accordance with GAAP.

Executive Overview

Year ended December 31, 2024 compared to year ended December 31, 2023

Certain highlights of our financial results and other key developments include:

- Revenue for the year ended December 31, 2024 increased by $200.0 million, or 13.2%, to $1,712.8 million, compared to $1,512.8 million for the year ended December 31, 2023. Activity and revenue across all our geography-based operating segments increased during the year ended December 31, 2024, most notably in NLA, ESSA and MENA. Revenue for the year ended December 31, 2024 includes $88.2 million of revenue from the Coretrax acquisition. Revenue for our segments is discussed separately below under the heading "Operating Segment Results."

- We reported net income for the year ended December 31, 2024 of $51.9 million, compared to a net loss of $23.4 million for the year ended December 31, 2023. The increase in net income primarily reflects higher Adjusted EBITDA (up $98.5 million year-over-year), and lower depreciation and amortization expense (down $8.8 million), partially offset by higher interest and finance expense (up $8.6 million), higher stock-based compensation expense (up $6.8 million), higher merger and integration expense (up $6.6 million) and higher foreign exchange losses (up $4.4 million).

- Adjusted EBITDA for the year ended December 31, 2024 increased by $98.5 million, or 39.6%, to $347.4 million from $248.9 million for the year ended December 31, 2023. Adjusted EBITDA margin increased to 20.3% during the year ended December 31, 2024, as compared to 16.5% during the year ended December 31, 2023. The increase in Adjusted EBITDA and Adjusted EBITDA margin is primarily attributable to higher revenue, including revenue from the Coretrax acquisition, and a more favorable activity mix. Adjusted EBITDA for the year ended December 31, 2023 includes unrecoverable LWI-related costs in APAC of $35.9 million which did not repeat in 2024.

  The Company suspended vessel-deployed light well intervention ("LWI") operations during the third quarter of 2023 following a wire failure on the main crane of a third-party owned vessel working with Expro while the crane was suspending the subsea module of Expro's vessel-deployed LWI system. We are continuing to work with the relevant stakeholders and independent experts to assess the incident. The well control package and lubricator components of this vessel-deployed LWI system have been safely recovered, but we did not participate in the recovery of the subsea module from the seabed. We are continuing to determine the path forward for our vessel-deployed LWI operations, including what alternative service delivery options and service partner options are available to the Company, and the timing and cost (including potential damage claims) of completing customer work scopes for which our vessel-deployed LWI system was integral. At this time, we are not able to assess the timing and potential cost of completing customer work scopes but do not expect such costs to be material to Expro's financial results.

- Net cash provided by operating activities was $169.5 million during the year ended December 31, 2024 as compared to $138.3 million during the year ended December 31, 2023. The increase of $31.2 million in net cash provided by operating activities for the year ended December 31, 2024 was primarily driven by an increase in Adjusted EBITDA, partially offset by an increase in working capital, and an increase in cash paid for severance and other expenses.

36

Non-GAAP Financial Measures

We include in this Form 10-K the non-GAAP financial measures Adjusted EBITDA and Adjusted EBITDA margin. We provide reconciliations of net income (loss), the most directly comparable financial performance measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Adjusted EBITDA and Adjusted EBITDA margin are used as supplemental financial measures by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others. These non-GAAP financial measures allow our management and others to assess our financial and operating performance as compared to those of other companies in our industry, without regard to the effects of our capital structure, asset base, items outside the control of management and other charges outside the normal course of business.

We define Adjusted EBITDA as net income (loss) adjusted for (a) income tax expense (benefit), (b) depreciation and amortization expense, (c) impairment expense, (d) severance and other expense, net, (e) stock-based compensation expense, (f) merger and integration expense, (g) gain (loss) on disposal of assets, (h) other income (expense), net, (i) interest and finance (income) expense, net and (j) foreign exchange (gain) loss. Adjusted EBITDA margin reflects our Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. As Adjusted EBITDA may be defined differently by other companies in our industry, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods presented (in thousands):

| | Year ended December 31, | | |
	2024	2023	2022
Net income (loss)	$ 51,918	$ (23,360)	$ (20,145)
Income tax expense	$ 46,048	$ 44,307	$ 41,247
Depreciation and amortization expense	163,468	172,260	139,767
Severance and other expense	17,048	14,388	7,825
Merger and integration expense	16,334	9,764	13,620
Other expenses (income), net [1]	105	(1,234)	(3,149)
Stock-based compensation expense	26,352	19,574	18,486
Foreign exchange losses	13,613	9,238	8,341
Interest and finance expense, net	12,517	3,943	241
Adjusted EBITDA	$ 347,403	$ 248,880	$ 206,233
Net income (loss) margin	3.0%	(1.5)%	(1.6)%
Adjusted EBITDA margin	20.3%	16.5%	16.1%

[1] Other expenses (income), net, is comprised of immaterial, unusual or infrequently occurring transactions which, in management's view, do not provide useful measures of the underlying operating performance of the business.

Selected Unaudited Financial Information for the Three Months Ended December 31, 2024 and September 30, 2024

We evaluate our business segment operating performance using segment revenue and Segment EBITDA, as described in Note 5 "*Business segment reporting*" in our consolidated financial statements. We believe Segment EBITDA is a useful operating performance measure as it excludes non-cash charges and other transactions not related to our core operating activities and corporate costs, and Segment EBITDA allows management to more meaningfully analyze the trends and performance of our core operations by segment as well as to make decisions regarding the allocation of resources to our segments

Operating Segment Results

The following table shows revenue by segment and revenue as a percentage of total revenue by segment for the three months ended December 31, 2024 and September 30, 2024:

| (in thousands) | Three Months Ended | | Percentage | |
	December 31, 2024	September 30, 2024	December 31, 2024	September 30, 2024
NLA	$ 139,272	$ 139,397	31.9%	33.0%
ESSA	142,788	131,475	32.7%	31.1%
MENA	92,557	86,736	21.2%	20.5%
APAC	62,226	65,220	14.2%	15.4%
Total revenue	$ 436,843	$ 422,828	100.0%	100.0%

The following table shows the Segment EBITDA and Segment EBITDA as a percentage of total revenue by segment ("Segment EBITDA margin") and a reconciliation to income before income taxes for the three months ended December 31, 2024 and September 30, 2024:

| (in thousands) | Three Months Ended | | Segment EBITDA Margin | |
	December 31, 2024	September 30, 2024	December 31, 2024	September 30, 2024
NLA	$ 30,062	$ 33,064	21.6%	23.7%
ESSA	53,002	32,175	37.1%	24.5%
MENA	32,591	30,032	35.2%	34.6%
APAC	15,453	16,193	24.8%	24.8%
Total Segment EBITDA	$ 131,108	$ 111,464		
Corporate costs [1]	(34,218)	(30,669)		
Equity in income of joint ventures	3,467	4,241		
Depreciation and amortization expense	(42,284)	(40,391)		
Merger and integration expense	(3,947)	(1,437)		
Severance and other expense	(9,041)	(3,181)		
Stock-based compensation expense	(7,101)	(6,831)		
Foreign exchange loss	(2,585)	(2,838)		
Other (expenses) income, net	(1,186)	262		
Interest and finance expense, net	(1,804)	(3,895)		
Income before income taxes	$ 32,409	$ 26,725		

[1] Corporate costs include the costs of running our corporate head office and other central functions that support the operating segments but are not attributable to a particular operating segment, including central product line management, research, engineering and development, logistics, sales and marketing and health and safety.

Quarter ended December 31, 2024 compared to quarter ended September 30, 2024

NLA

Revenue for NLA was $139.3 million for the three months ended December 31, 2024, a decrease of $0.1 million, or 0.1%, compared to $139.4 million for the three months ended September 30, 2024. The modest decrease was primarily due to lower well construction revenue in the U.S., Canada, and Mexico and lower Coretrax revenue, offset by higher well flow management revenue in the U.S. and Brazil.

Segment EBITDA for NLA was $30.1 million, or 21.6% of revenue, during the three months ended December 31, 2024, compared to $33.1 million, or 23.7% of revenue, during the three months ended September 30, 2024. The decrease of $3.0 million in Segment EBITDA was largely attributable to a seasonal reduction in activity on higher margin well construction projects in the U.S. during the three months ended December 31, 2024.

ESSA

Revenue for ESSA was $142.8 million for the three months ended December 31, 2024, an increase of $11.3 million, or 8.6%, compared to $131.5 million for the three months ended September 30, 2024. The increase in revenue was primarily driven by higher subsea well access revenue in Angola, partially offset by lower well flow management in the U.K., Norway and Denmark, and lower well construction revenue in Senegal and Angola.

Segment EBITDA for ESSA was $53.0 million, or 37.1% of revenue, for the three months ended December 31, 2024, an increase of $20.8 million, or 64.7%, compared to $32.2 million, or 24.5% of revenue, for the three months ended September 30, 2024. The increase in Segment EBITDA and Segment EBITDA margin was primarily attributable to higher subsea well access revenue in Angola and a non-repeat of losses recognized on our Congo productions solutions project in the third quarter of 2024.

MENA

Revenue for MENA was $92.6 million for the three months ended December 31, 2024, an increase of $5.8 million, or 6.7%, compared to $86.7 million for the three months ended September 30, 2024. The increase in revenue was driven by higher well flow management services revenue in Algeria, Iraq and the KSA, partially offset by lower well intervention and integrity revenue in Qatar.

Segment EBITDA for MENA was $32.6 million, or 35.2% of revenue, for the three months ended December 31, 2024, an increase of $2.6 million, or 8.5%, compared to $30.0 million, or 34.6% of revenue, for the three months ended September 30, 2024. The increase in Segment EBITDA and Segment EBITDA margin was primarily due to higher well flow management activity and a resulting more favorable activity mix during the three months ended December 31, 2024.

APAC

Revenue for APAC was $62.2 million for the three months ended December 31, 2024, a decrease of $3.0 million, or 4.6%, compared to $65.2 million for the three months ended September 30, 2024. The decrease in revenue was primarily due to lower well flow management revenue in Malaysia and Australia and lower well intervention and integrity revenue in Brunei, partially offset by higher subsea well access revenue in China and India.

Segment EBITDA for APAC was $15.5 million, or 24.8% of revenue, for the three months ended December 31, 2024, a decrease of $0.7 million compared to $16.2 million, or 24.8% of revenue, for the three months ended September 30, 2024.

Results of Operations for the years ended December 31, 2024, 2023 and 2022

Operating Segment Results.

The following table shows revenue by segment and revenue as a percentage of total revenue by segment for the years ended December 31, 2024, 2023 and 2022:

(in thousands)	Year Ended			Percentage		
	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2024	December 31, 2023	December 31, 2022
NLA	$ 566,048	$ 511,800	$ 499,813	33.0%	33.8%	39.1%
ESSA	564,440	520,951	389,342	33.0%	34.4%	30.4%
MENA	332,216	233,528	201,495	19.4%	15.4%	15.7%
APAC	250,098	246,485	188,768	14.6%	16.3%	14.8%
Total revenue	$ 1,712,802	$ 1,512,764	$ 1,279,418	100.0%	100.0%	100.0%

The following table shows Segment EBITDA and Segment EBITDA margin by segment and a reconciliation to income before income taxes for the years ended December 31, 2024, 2023 and 2022:

(in thousands)	Year Ended			Segment EBITDA Margin		
	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2024	December 31, 2023	December 31, 2022
NLA	$ 141,977	$ 132,869	$ 135,236	25.1%	26.0%	27.1%
ESSA	145,375	136,007	74,681	25.8%	26.1%	19.2%
MENA	115,772	71,201	63,315	34.8%	30.5%	31.4%
APAC	57,680	1,805	4,850	23.1%	0.7%	2.6%
Total Segment EBITDA	$ 460,804	$ 341,882	$ 278,082			
Corporate costs [1]	(129,823)	(105,855)	(87,580)			
Equity in income of joint ventures	16,422	12,853	15,731			
Depreciation and amortization expense	(163,468)	(172,260)	(139,767)			
Merger and integration expense	(16,334)	(9,764)	(13,620)			
Severance and other expense	(17,048)	(14,388)	(7,825)			
Stock-based compensation expense	(26,352)	(19,574)	(18,486)			
Foreign exchange loss	(13,613)	(9,238)	(8,341)			
Other (expenses) income, net	(105)	1,234	3,149			
Interest and finance expense, net	(12,517)	(3,943)	(241)			
Income before income taxes	$ 97,966	$ 20,947	$ 21,102			

[1] Corporate costs include the costs of running our corporate head office and other central functions that support the operating segments but are not attributable to a particular operating segment, including central product line management, research, engineering and development, logistics, sales and marketing and health and safety.

Year ended December 31, 2024 compared to the year ended December 31, 2023

NLA

Revenue for NLA was $566.0 million for the year ended December 31, 2024, an increase of $54.2 million, or 10.6%, compared to $511.8 million for the year ended December 31, 2023. The increase in revenue is primarily due to higher subsea well access revenue in the U.S. and Trinidad and Tobago, higher well flow management revenue in the U.S. and Mexico, higher well intervention and integrity activity in South America and the Coretrax acquisition. These increases were partially offset by lower well construction revenue in the U.S. and Mexico.

Segment EBITDA for NLA was $142.0 million, or 25.1% of revenue, during the year ended December 31, 2024, compared to $132.9 million or 26.0% of revenue during the year ended December 31, 2023, an increase of $9.1 million. The increase in Segment EBITDA was attributable to increased activity, particularly related to the PRT acquisition and Coretrax acquisition, while the decrease in Segment EBITDA margin reflects reduced activity on high margin well construction activity during the year ended December 31, 2024.

ESSA

Revenue for ESSA was $564.4 million for the year ended December 31, 2024, an increase of $43.5 million, or 8.3%, compared to $521.0 million for the year ended December 31, 2023. The increase in revenue was primarily driven by increased subsea well access activity in Angola, higher well flow management revenue in the U.K., Norway and Denmark, and the Coretrax acquisition, partially offset by lower well flow management revenue in Congo.

Segment EBITDA for ESSA was $145.4 million, or 25.8% of revenue, during the year ended December 31, 2024, compared to $136.0 million, or 26.1% of revenue, during the year ended December 31, 2023, an increase of $9.4 million. The increase in Segment EBITDA was attributable to higher activity, particularly subsea well access activity in Angola, while the decrease in Segment EBITDA margin primarily reflects a decrease in expected margins for the construction phase of our Congo production solutions project during the year ended December 31, 2024.

MENA

Revenue for MENA was $332.2 million for the year ended December 31, 2024, an increase of $98.7 million, or 42.3%, compared to $233.5 million for the year ended December 31, 2023. The increase in revenue was driven by higher well flow management activity in the KSA and Algeria, higher well construction revenue in United Arab Emirates, Egypt and Oman, and the Coretrax acquisition.

Segment EBITDA for MENA was $115.8 million, or 34.8% of revenue, during the year ended December 31, 2024, compared to $71.2 million, or 30.5% of revenue during the year ended December 31, 2023. The increase of $44.6 million was attributable to increased activity on higher-margin well flow management projects in Algeria and additional activity as a result of the Coretrax acquisition during the year ended December 31, 2024.

APAC

Revenue for APAC was $250.1 million for the year ended December 31, 2024, an increase of $3.6 million, or 1.5%, compared to $246.5 million for the year ended December 31, 2023. The increase in revenue was primarily due to increased well construction activity in Indonesia and Australia, well flow management revenue in Thailand and the Coretrax acquisition. This was partially offset by lower subsea well access activity in Australia.

Segment EBITDA for APAC was $57.7 million, or 23.1% of revenue, during the year ended December 31, 2024, compared to $1.8 million, or 0.7% of revenue, during the year ended December 31, 2023. The increase in Segment EBITDA was primarily due to increased activity, particularly the additional activity as a result of the Coretrax acquisition and non-repeat of unrecoverable LWI-related costs in APAC. Excluding $35.9 million of unrecoverable LWI-related costs during the year ended December 31, 2023, APAC Segment EBITDA would have been $37.7 million and APAC Segment EBITDA margin would have been 15.3%.

Corporate Costs

Corporate costs for the year ended December 31, 2024 increased by $24.0 million, or 22.6%, to $129.8 million, as compared to $105.9 million, for the year ended December 31, 2023. The increase in the corporate costs was due to higher research and development costs, higher corporate headcount, and Coretrax-related corporate costs. The remaining increase was generally proportional with increases in activity and revenue.

Equity in income of joint ventures

Equity in income of joint ventures for the year ended December 31, 2024 increased by $3.6 million, or 27.8%, to $16.4 million as compared to $12.9 million for the year ended December 31, 2023. The increase reflects higher income from our joint venture in China compared to the previous year.

Merger and integration expense

Merger and integration expense for the year ended December 31, 2024 increased by $6.6 million, to $16.3 million as compared to $9.8 million for the year ended December 31, 2023. The increase is attributable to the acquisition of Coretrax and ongoing integration expenses for the PRT and Coretrax acquisitions.

Severance and other expense

Severance and other expense for the year ended December 31, 2024 increased by $2.7 million, to $17.0 million as compared to $14.4 million for the year ended December 31, 2023. The increase was primarily attributable to the recognition of restructuring costs partially offset by a valuation adjustment of contingent consideration.

Stock-based compensation expense

Stock-based compensation expense for the year ended December 31, 2024 increased by $6.8 million, to $26.4 million as compared to $19.6 million for the year ended December 31, 2023. The increase is primarily attributable higher grant date fair value of stock-based compensation awarded in the 2024 annual LTIP grant cycle.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2024 increased by $4.4 million, to $13.6 million as compared to $9.2 million for the year ended December 31, 2023. The change was primarily due to unfavorable changes in various exchange rates, including the Argentine Peso, and higher activity in jurisdictions with local currencies that depreciated relative to the U.S. dollar.

Interest and finance expense, net

Interest and finance expense, net, for the year ended December 31, 2024, was $12.5 million compared to $3.9 million for the year ended December 31, 2023. The increase in interest and finance expense of $8.6 million was primarily due to the Coretrax acquisition and the resulting higher average balances on our revolving credit facility in 2024.

Liquidity and Capital Resources

Liquidity

Our financial objectives include the maintenance of sufficient liquidity, adequate financial resources and financial flexibility to fund our business. As of December 31, 2024, total available liquidity was $320.3 million, including cash and cash equivalents and restricted cash of $184.7 million and $135.6 million available for borrowings under our Amended and Restated Facility Agreement. Expro believes these amounts, along with cash generated by ongoing operations, will be sufficient to meet future business requirements for the next 12 months and beyond. Our primary sources of liquidity have been cash flows from operations. Our primary uses of capital have been for capital expenditures, acquisitions and repurchases of company stock. We monitor potential capital sources, including equity and debt financing, in order to meet our investment and liquidity requirements.

Our total capital expenditures are estimated to range between $120.0 million and $130.0 million for 2025. Our total capital expenditures were $143.6 million for the year ended December 31, 2024, out of which approximately 90% were used for the purchase or manufacture of equipment to directly support customer-related activities and approximately 10% for other property, plant and equipment, inclusive of software costs. The actual amount of capital expenditures for the purchase and manufacture of equipment may fluctuate based on market conditions. We continue to focus on preserving and protecting our strong balance sheet, optimizing utilization of our existing assets and, where practical, limiting new capital expenditures.

On December 12, 2024, the Company's Board of Directors (the "Board") approved an extension to its stock repurchase program, pursuant to which the Company is authorized to acquire up to $100.0 million of its outstanding common stock from October 25, 2023 through November 24, 2025 (the "Stock Repurchase Program"). Under the Stock Repurchase Program, the Company may repurchase shares of the Company's common stock in open market purchases, in privately negotiated transactions or otherwise. The Stock Repurchase Program will continue to be utilized at management's discretion and in accordance with federal securities laws. The timing and actual numbers of shares repurchased will depend on a variety of factors including price, corporate requirements, the constraints specified in the Stock Repurchase Program along with general business and market conditions. The Stock Repurchase Program does not obligate the Company to repurchase any particular amount of common stock, and it could be modified, suspended or discontinued at any time. During the years ended December 31, 2024 and 2023, we repurchased approximately 1.2 million shares in each year of our common stock under the Stock Repurchase Program for a total cost of approximately $14.2 million and $20.0 million, respectively. Approximately $75.8 million remained authorized for repurchases under the Stock Repurchase Program as of December 31, 2024, subject to the limitation set in our shareholder authorization for repurchases of our common stock.

Credit Facility

Revolving Credit Facility

On October 6, 2023, we amended and restated our previous revolving credit facility agreement pursuant to an amendment and restatement agreement (the "Amended and Restated Facility Agreement") with DNB Bank ASA, London Branch, as agent in order to extend the maturity of the Amended and Restated Facility Agreement for a further 36 months and increase the total commitments to $250.0 million, of which $166.7 million was available for drawdowns as loans and $83.3 million was available for letters of credit. The Company has the ability to increase the commitments to $350.0 million.

On May 15, 2024, the Company established an incremental facility under its Amended and Restated Facility Agreement, in order to increase its existing $250.0 million revolving credit facility by an additional $90.0 million in commitments, to a total of $340.0 million. The establishment of the incremental facility was accomplished by a notice entered into with DNB Bank ASA as Agent, together with a consortium of banks as lenders. The incremental facility has the same terms and conditions as the existing facility provided under the Amended and Restated Facility Agreement. The incremental facility is available for the same general corporate purposes as the existing facility provided under the Amended and Restated Facility Agreement, including acquisitions. On May 15, 2024, the Company drew down on the new facility in the amount of approximately $76.1 million to partially finance the acquisition of Coretrax.

Please see Note 16 *"Interest bearing loans"* in the Notes to the Consolidated Financial Statements for additional information.

Cash flow from operating, investing and financing activities

Cash flows provided by our operations, investing and financing activities are summarized below (in thousands):

(in thousands)		2024		2023		2022
Year Ended December 31,						
Net cash provided by operating activities	$	169,479	$	138,309	$	80,169
Net cash used in investing activities		(165,143)		(148,232)		(71,206)
Net cash provided by (used in) financing activities		29,572		(49,339)		(25,612)
Effect of exchange rate changes on cash activities		(2,411)		(6,032)		(4,738)
Net increase (decrease) to cash and cash equivalents and restricted cash	$	31,497	$	(65,294)	$	(21,387)

Analysis of cash flow changes between the years ended December 31, 2024 and 2023

Net cash provided by operating activities

Net cash provided by operating activities was $169.5 million during the year ended December 31, 2024 as compared to $138.3 million during the year ended December 31, 2023. The increase in net cash provided by operating activities of $31.2 million for the year ended December 31, 2024, was primarily driven by an increase in Adjusted EBITDA partially offset by an increase in working capital, and an increase in cash paid for severance and other expenses.

Net cash used in investing activities

Net cash used in investing activities was $165.1 million during the year ended December 31, 2024 as compared to $148.2 million during the year ended December 31, 2023, an increase of $16.9 million, which includes an increase in capital expenditures of $21.5 million.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $29.6 million during the year ended December 31, 2024 as compared to net cash used in financing activities of $49.3 million during the year ended December 31, 2023. The change in net cash provided by financing activities is primarily due to the net proceeds received from borrowings of $88.0 million and the decrease in repurchases of common stock of $5.9 million, partially offset by payment of acquisition-related contingent consideration of $13.9 million during the current year.

Off-balance sheet arrangements

We have outstanding letters of credit/guarantees that relate to performance bonds, custom/excise tax guaranties and facility lease/rental obligations. These were entered into in the ordinary course of business and are customary practices in the various countries where we operate. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either have, or are likely to have, a material effect on our consolidated financial statements. As of December 31, 2024, we had no material off-balance sheet financing arrangements other than those discussed above.

Critical accounting policies and estimates

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires Expro to make estimates and assumptions that affect the reported amounts of revenue and associated costs as well as reported amounts of assets and liabilities and related disclosures of contingent liabilities. Certain accounting policies involve judgments and uncertainties. We evaluate estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the following policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue recognition

Service revenue is recognized over a period of time as services are performed or rendered and the customer simultaneously consumes the benefit of the service while it is being rendered, and, therefore, reflects the amount of consideration to which we have a right to invoice. We generally perform services either under direct service purchase orders or master service agreements which are supplemented by individual call-out provisions. For customers contracted under such arrangements, an accrual is recorded in unbilled receivable for revenue earned but not yet invoiced. Revenue from the sale of goods is generally recognized at the point in time when the control has passed onto the customer which generally coincides with delivery and, where applicable, installation. We also regularly assess customer credit risk inherent in the carrying amounts of receivables, contract costs and estimated earnings, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination.

Where contractual arrangements contain multiple performance obligations, judgment is involved to analyze each performance obligation within the sales arrangement to determine whether they are distinct. The revenue for contracts involving multiple performance obligations is allocated to each distinct performance obligation based on relative selling prices and is recognized on satisfaction of each of the distinct performance obligations.

We recognize revenue for long-term construction-type contracts, involving significant design and engineering efforts in order to satisfy custom designs for customer-specific applications, on an over a period of time basis, using an input method, which represents the ratio of actual costs incurred to date on the project in relation to total estimated project costs. The estimate of total project costs has a significant impact on both the amount of revenue recognized as well as the related profit on a project. Revenue and profits on contracts can also be significantly affected by change orders and claims. Profits are recognized based on the estimated project profit multiplied by the percentage complete. Due to the nature of these projects, adjustments to estimates of contract revenue and total contract costs are often required as work progresses. Any expected losses on a project are recorded in full in the period in which they are identified.

We are required to determine the transaction price in respect of each of our contracts with customers. In making such judgment, we assess the impact of any variable consideration in the contract, due to discounts or penalties, the existence of any significant financing component and any non-cash consideration in the contract. In determining the impact of variable consideration, we use the "most-likely amount" method whereby the transaction price is determined by reference to the single most likely amount in a range of possible consideration amounts.

46

Business Combinations

We record business combinations using the acquisition method of accounting. All of the assets acquired and liabilities assumed are recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill.

The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed, in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Significant assumptions and estimates include, but are not limited to, the cash flows that an asset is expected to generate in the future and what we believe to be an appropriate weighted-average cost of capital.

If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the consolidated financial statements may be exposed to potential impairment of long-lived assets, including intangible assets and goodwill. Refer to Note 3 *"Business combinations and dispositions"* of our consolidated financial statements for further details.

Goodwill

We record the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed as goodwill. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. A qualitative assessment is allowed to determine if goodwill is potentially impaired. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

No impairment expense was recorded for goodwill during the years ended December 31, 2024, 2023 and 2022. We used the income approach and the market approach to estimate the fair value of our reporting units. The income approach estimates the fair value by discounting the reporting unit's estimated future cash flows using what we believe to be an appropriate risk-adjusted rate. The market approach includes the use of comparative multiples to corroborate the discounted cash flow results and involves significant judgment in the selection of the appropriate peer group companies and valuation multiples. The inputs used in the determination of fair value are generally level 3 inputs.

Defined benefit plans

Our post-retirement benefit obligations are described in detail in Note 19 "*Post-retirement benefits*" of our consolidated financial statements. Defined pension benefits are calculated using significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan asset/liability measurement and are updated on an annual basis, or more frequently if events or changes in circumstances so indicate.

We evaluate these critical assumptions at least annually on a plan and country specific basis. We periodically evaluate other assumptions involving demographic factors such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The discount rate that we use reflects the market rate of a portfolio of high-quality corporate bonds with maturities approximately matching the expected timing of payment of the related benefit obligations. The discount rates used to determine the benefit obligations for our principal pension plans were 5.4% in 2024, 4.5% in 2023 and 4.7% in 2022, reflecting market interest rates. As of December 31, 2024, we estimate that a 1% increase or decrease in the discount rate would result in an impact of approximately $16.4 million to our present value of defined benefit obligations as of December 31, 2024.

The expected rate of return on plan assets represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The weighted average expected rate of return on plan assets for the pension plans was 6.5% in 2024, 5.8% in 2023 and 5.6% in 2022. A change in the expected rate of return of 1% would impact our net periodic pension expense by $1.3 million.

Income Taxes

We use the asset and liability method to account for income taxes whereby we calculate the deferred tax asset or liability account balances using tax laws and rates in effect at that time. Under this method, the balances of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are recorded to reduce gross deferred tax assets when it is more likely than not that all or some portion of the gross deferred tax assets will not be realized. In determining the need for valuation allowances, we have made judgments and considered estimates regarding estimated future taxable income and available tax planning strategies. These estimates and judgments include some degree of uncertainty, therefore changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets accordingly. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in over 50 countries. As a result, we are subject to numerous domestic and foreign taxing jurisdictions and tax agreements and treaties among various governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding future events, including the amount, timing and character of income, deductions, and tax credits. Changes in tax laws, regulations or agreements in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions in which we operate, and these assessments can result in additional taxes. Estimating the outcome of audits and assessments by the tax authorities involves uncertainty. We review the facts of each case and apply judgments and assumptions to determine the most likely outcome and provide for taxes, interest and penalties on this basis. In line with GAAP, we recognize the effects of a tax position in the consolidated financial statements when it is more likely than not that, based on the technical merits, some level of tax benefit related to a tax position will be sustained upon audit by tax authorities. Our experience has been that the estimates and assumptions used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists that tax resulting from the resolution of current and potential future tax disputes may differ materially from the amount accrued. In such an event, we will record additional tax expense or tax benefit in the period in which such resolution occurs.

New accounting pronouncements

See Note 2 "*Basis of presentation and significant accounting policies*" in our consolidated financial statements under the heading "Recent accounting pronouncements."

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Financial risk factors

Our operations expose us to several financial risks, principally market risk (foreign currency risk and interest rate risk) and credit risk.

Foreign currency risk

Cash flow exposure

We expect many of the subsidiaries of our business to have future cash flows that will be denominated in currencies other than the United States Dollar ("USD"). Our primary cash flow exposures are revenues and expenses. Changes in the exchange rates between USD and other currencies in which our subsidiaries transact will cause fluctuations in the cash flows we expect to receive or pay when these cash flows are realized or settled. We generally attempt to minimize our currency exchange risk by seeking to naturally hedge our exposure by offsetting non-USD denominated inflows with non-USD denominated local expenses. We generally do not enter into forward hedging agreements, and our largest exposures are to the British pound and Norwegian kroner, mainly driven by facility costs and employee compensation and benefits.

Transaction exposure

Many of our subsidiaries have assets and liabilities that are denominated in currencies other than the USD. Changes in the exchange rates between USD and the other currencies in which such liabilities are denominated can create fluctuations in our reported consolidated statements of operations and cash flows.

As of December 31, 2024, we estimate that a 5% appreciation (depreciation) in USD would result in a change in our net income of approximately $0.9 million.

Interest rate risk

We are exposed to the impact of interest rate changes primarily through our borrowing activities. Borrowings under the Amended and Restated Facility Agreement bear interest at a rate per annum of the Secured Overnight Financing Rate ("SOFR") subject to a 0.00% floor, plus an applicable margin of 3.75% (which is subject to a margin ratchet which reduces the margin in 4 step downs according to the Total Net Leverage Ratio (as defined in the Amended and Restated Facility Agreement)) for cash borrowings or 2.50% for letters of credit (which are similarly subject to a margin ratchet which reduces the margin in 4 step downs according to the Total Net Leverage Ratio). As of December 31, 2024, we had outstanding borrowings of $121.1 million. A 5% change in interest rates would have an approximate impact of $6.1 million on our results of operations and cash flows.

Credit risk

Our exposure to credit risk is primarily through cash and cash equivalents, restricted cash and accounts receivable, including unbilled balances. Our liquid assets are invested in cash, with a mix of local and international banks, and highly rated, short-term money market deposits, generally with original maturities of less than 90 days. We monitor the ratings of such investments and mitigate counterparty risks as appropriate.

We extend credit to customers and other parties in the normal course of business and are thus subject to concentrations of customer credit risk. We have established various procedures to manage our credit exposure, including credit evaluations and maintaining an allowance for credit losses. We are also exposed to credit risk because our customers are concentrated in the oil and natural gas industry. This concentration of customers impacts overall exposure to credit risk because our customers may be similarly affected by changes in economic and industry conditions, including changes in oil and gas prices. We operate in over 50 countries and as such, our receivables are spread over many countries and customers. Accounts receivable in Algeria and the KSA represented approximately 12.8% and 12.8%, respectively, of our net accounts receivable balance as of December 31, 2024. No other country accounted for greater than 10% of our accounts receivable balance. Our customer base is comprised of a large number of IOC, NOC, Independents and service partners from all major oil and gas locations around the world. The majority of our accounts receivable are due for payment in less than 90 days and largely comprise amounts receivable from IOCs and NOCs. We closely monitor accounts receivable and raise provisions for expected credit losses where it is deemed appropriate.

Item 8. *Financial Statements and Supplementary Data*


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



50


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Expro Group Holdings N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Expro Group Holdings N.V. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Goodwill – All Reporting Units — Refer to Notes 2, 3, 4 and 15 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using the discounted cash flow model and the market approach. The determination of the fair value using the discounted cash flow model requires management to make significant assumptions related to short-term and long-term forecasts of operating performance, including revenue growth rates and profitability margins, and discount rates. The determination of the fair value using the market approach requires management to make significant assumptions related to the selection of the appropriate peer companies and valuation multiples. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment expense, or both. The goodwill balance was $348.9 million as of December 31, 2024, of which $102.4 million, $49.6 million, $164.5 million and $32.5 million was allocated to the ESSA, MENA, NLA and APAC reporting units, respectively. The fair value of all reporting units exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified goodwill as a critical audit matter because of the significant judgments made by management when developing the fair value of its reporting units, the high degree of auditor judgment in performing procedures and evaluating audit evidence related to management's anticipated future cash flows and significant assumptions related to short-term and long-term forecasts of operating performance, revenue growth rates, profitability margins and discount rates, and an increased extent of audit effort, including the need to involve professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the short-term and long-term forecasts of operating performance, including revenue growth rates and profitability margins, and the selection of discount rates included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of each reporting unit, such as controls related to management's forecasts and selection of the discount rates.

- We evaluated management's ability to accurately forecast future revenues and profitability margins by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's short-term and long-term forecasts by comparing the forecasts to (1) historical results and (2) internal communications to management and the Board of Directors.

- We evaluated the impact of changes in management's forecast from October 31, 2024, the annual measurement date, to December 31, 2024.

- With the assistance of our fair value specialists, we evaluated the terminal revenue growth rates and discount rates and developed a range of independent estimates and compared those to the terminal revenue growth rates and discount rates selected by management.

Business combinations and dispositions – Coretrax — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of CTL UK Holdco Limited ("Coretrax") on May 15, 2024 (the "Coretrax Acquisition"). The purchase price was allocated to the assets acquired and liabilities assumed based on their respective estimated fair values. The largest long-lived asset classes acquired include Property, plant and equipment ("PP&E") and Intangible assets, for which fair value was determined based on the cost approach for rental equipment, parts and tools, furniture & fixtures and computer equipment (collectively, "Personal Property"); and the income approach for trade name, patented technology, customer relationships, and assembled workforce (collectively, "Intangible Assets").

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We identified the valuation of Personal Property and Intangible Assets arising out of the Coretrax Acquisition as a critical audit matter because of the estimates made by management to determine the fair value of these assets for purposes of recording the Coretrax Acquisition. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists when performing audit procedures to determine the fair value of acquired Personal Property under the cost approach, including estimating the cost to replace or reproduce comparable assets adjusted for the remaining useful lives, and Intangible Assets under the income approach, including forecasting of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method, estimating the discount rates used to approximate their current value, and estimating the useful lives based on management's historical experience and expectations as to the duration of time that benefits from these assets are expected to be realized.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of Personal Property and Intangible Assets acquired as part of the Coretrax Acquisition included the following, among others:

- We tested the effectiveness of controls over the purchase price allocation, including management's controls over the assumptions used in the cost and income approach for Personal Property and Intangible Assets, respectively, and reviewing the work of management's third-party specialists.

- We evaluated whether the estimated future cash flows used in the income approach for Intangible Assets were consistent with projections used by the Company, as well as evidence obtained in other areas of the audit.

- With the assistance of our fair value specialists, and in respect to the Personal Property acquired, we evaluated the reasonableness of the valuation methodology, current market data, and the cost to replace or reproduce comparable assets and developed a range of independent estimates and compared to those used by management.

- With the assistance of our fair value specialists, and in respect to the Intangible Assets acquired, we evaluated the terminal growth rate and discount rate and developed a range of independent estimates and compared those to the terminal revenue growth rate and discount rate selected by management.

- We considered any events or transactions occurring after the Coretrax Acquisition closing date that may indicate a different valuation for the assets acquired and liabilities assumed.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 25, 2025

We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Expro Group Holdings N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Expro Group Holdings N.V. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated February 25, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Controls, appearing in Item 9A, management excluded from its assessment the internal control over financial reporting at Coretrax, which was acquired on May 15, 2024, and whose financial statements constitute 5% and approximately 6% of total assets and revenue, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Coretrax.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control, appearing under Part II, Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 25, 2025

EXPRO GROUP HOLDINGS N.V.
Consolidated Statements of Operations
(in thousands)

| | | Year Ended December 31, | | | | |
	2024		2023		2022	
Total revenue	$	1,712,802	$	1,512,764	$	1,279,418
Operating costs and expenses:						
Cost of revenue, excluding depreciation and amortization		(1,333,365)		(1,241,295)		(1,057,356)
General and administrative expense, excluding depreciation and amortization		(88,421)		(64,254)		(58,387)
Depreciation and amortization expense		(163,468)		(172,260)		(139,767)
Merger and integration expense		(16,334)		(9,764)		(13,620)
Severance and other expense		(17,048)		(14,388)		(7,825)
Total operating cost and expenses		(1,618,636)		(1,501,961)		(1,276,955)
Operating income		94,166		10,803		2,463
Other (expenses) income, net		(105)		1,234		3,149
Interest and finance expense, net		(12,517)		(3,943)		(241)
Income before taxes and equity in income of joint ventures		81,544		8,094		5,371
Equity in income of joint ventures		16,422		12,853		15,731
Income before income taxes		97,966		20,947		21,102
Income tax expense		(46,048)		(44,307)		(41,247)
Net income (loss)	$	51,918	$	(23,360)	$	(20,145)
Earnings (loss) per common share:						
Basic	$	0.45	$	(0.21)	$	(0.18)
Diluted	$	0.45	$	(0.21)	$	(0.18)
Weighted average common shares outstanding:						
Basic		114,762,477		109,161,453		109,072,761
Diluted		115,829,638		109,161,453		109,072,761

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Net income (loss)	$ 51,918	$ (23,360)	$ (20,145)
Other comprehensive (loss) income:			
Actuarial (loss) gain on defined benefit plans	(7,396)	(4,529)	7,440
Amortization of prior service credit	(452)	(702)	(249)
Other comprehensive (loss) income	(7,848)	(5,231)	7,191
Comprehensive income (loss)	$ 44,070	$ (28,591)	$ (12,954)

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Balance Sheets
(in thousands, except share data)

		December 31,		
		2024		**2023**
Assets:				
Current assets				
Cash and cash equivalents	$	183,036	$	151,741
Restricted cash		1,627		1,425
Accounts receivable, net		517,570		469,119
Inventories		159,040		143,325
Income tax receivables		28,641		27,581
Other current assets		74,132		58,409
Total current assets		964,046		851,600
Property, plant and equipment, net		563,697		513,222
Investments in joint ventures		73,012		66,402
Intangible assets, net		298,856		239,716
Goodwill		348,918		247,687
Operating lease right-of-use assets		66,640		72,310
Non-current accounts receivable, net		7,432		9,768
Other non-current assets		10,940		12,302
Total assets	$	2,333,541	$	2,013,007
Liabilities and stockholders' equity:				
Current liabilities				
Accounts payable and accrued liabilities	$	340,298	$	326,125
Income tax liabilities		52,436		45,084
Finance lease liabilities		2,234		1,967
Operating lease liabilities		17,253		17,531
Other current liabilities		72,209		98,144
Total current liabilities		484,430		488,851
Long-term borrowings		121,065		20,000
Deferred tax liabilities, net		44,310		22,706
Post-retirement benefits		10,430		10,445
Finance lease liabilities		14,006		16,410
Operating lease liabilities		48,488		54,976
Uncertain tax positions		74,526		59,544
Other non-current liabilities		44,802		44,202
Total liabilities		842,057		717,134
Commitments and contingencies (Note 18)				
Stockholders' equity:				
Common stock, €0.06 nominal value, 200,000,000 shares authorized, 121,090,661 and 113,389,911 shares issued and 116,295,090 and 110,029,694 shares outstanding		8,488		8,062
Treasury stock (at cost), 4,795,571 and 3,360,217 shares		(83,420)		(64,697)
Additional paid-in capital		2,079,161		1,909,323
Accumulated other comprehensive income		14,470		22,318
Accumulated deficit		(527,215)		(579,133)
Total stockholders' equity		1,491,484		1,295,873
Total liabilities and stockholders' equity	$	2,333,541	$	2,013,007

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,	
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 51,918	$ (23,360)	$ (20,145)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	163,468	172,260	139,767
Equity in income of joint ventures	(16,422)	(12,853)	(15,731)
Stock-based compensation expense	26,352	19,574	18,486
Changes in fair value of investments	-	-	1,199
Elimination of unrealized profit on sales to joint ventures	4	4,159	-
Deferred taxes	(5,765)	(10,478)	(1,326)
Unrealized foreign exchange losses	5,861	5,658	6,116
Changes in fair value of contingent consideration	(6,079)	576	-
Changes in assets and liabilities:			
Accounts receivable, net	(17,301)	(34,895)	(97,758)
Inventories	4,931	10,575	(26,037)
Other assets	(12,388)	(16,745)	4,365
Accounts payable and accrued liabilities	(11,076)	34,600	35,491
Other liabilities	(19,813)	(18,275)	31,435
Income taxes, net	11,905	8,798	10,209
Dividends received from joint ventures	8,231	8,329	7,283
Other	(14,347)	(9,614)	(13,185)
Net cash provided by operating activities	169,479	138,309	80,169
Cash flows from investing activities:			
Capital expenditures	(143,576)	(122,110)	(81,904)
Payment for acquired businesses, net of cash acquired	(31,967)	(28,707)	-
Proceeds from settlement of contingent consideration	7,500	-	-
Acquisition of technology	-	-	(7,967)
Proceeds from disposal of assets	2,900	2,013	7,279
Proceeds from sale / maturity of investments	-	572	11,386
Net cash used in investing activities	(165,143)	(148,232)	(71,206)
Cash flows from financing activities:			
Release of (cash pledged for) collateral deposits	1,170	(217)	(70)
Payment of contingent consideration	(13,873)	-	-
Payments of loan issuance and other transaction costs	-	-	(132)
Proceeds from long-term borrowings	117,269	50,000	-
Repayments of long-term borrowings	(44,351)	(65,096)	-
Repurchase of common stock	(14,155)	(20,024)	(12,996)
Payment of withholding taxes on stock-based compensation plans	(3,431)	(2,559)	(4,168)
Repayment of financed insurance premium	(10,920)	(9,317)	(7,245)
Repayments of finance leases	(2,137)	(2,126)	(1,001)
Net cash provided by (used in) financing activities	29,572	(49,339)	(25,612)
Effect of exchange rate changes on cash and cash equivalents	(2,411)	(6,032)	(4,738)
Net increase (decrease) to cash and cash equivalents and restricted cash	31,497	(65,294)	(21,387)
Cash and cash equivalents and restricted cash at beginning of year	153,166	218,460	239,847
Cash and cash equivalents and restricted cash at end of year	$ 184,663	$ 153,166	$ 218,460

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common stock		Treasury	Additional paid-in	Accumulated other comprehensive	Accumulated	Total Stockholders'
	Shares	Value	Stock	capital	income	deficit	Equity
Balance at January 1, 2022	109,143	$ 7,844	$ (22,785)	$ 1,827,782	$ 20,358	$ (535,628)	$ 1,297,571
Net loss	-	-	-	-	-	(20,145)	(20,145)
Other comprehensive income	-	-	-	-	7,191	-	7,191
Stock-based compensation expense	-	-	-	18,486	-	-	18,486
Common shares issued upon vesting of share-based awards	1,013	67	-	810	-	-	877
Repurchase of common stock	(1,100)		(12,995)	-	-	-	(12,995)
Treasury shares withheld	(312)	-	(5,090)	-	-	-	(5,090)
Balance at December 31, 2022	108,744	$ 7,911	$ (40,870)	$ 1,847,078	$ 27,549	$ (555,773)	$ 1,285,895
Net loss	-	-	-	-	-	(23,360)	(23,360)
Other comprehensive loss	-	-	-	-	(5,231)	-	(5,231)
Stock-based compensation expense	-	-	-	19,574	-	-	19,574
Common shares issued upon vesting of share-based awards	836	46	-	1,866	-	-	1,912
Repurchase of common stock	(1,199)	-	(20,024)	-	-	-	(20,024)
Treasury shares withheld	(195)	-	(3,803)	-	-	-	(3,803)
PRT Acquisition	1,844	105		40,805			40,910
Balance at December 31, 2023	110,030	$ 8,062	$ (64,697)	$ 1,909,323	$ 22,318	$ (579,133)	$ 1,295,873
Net income	-	-	-	-	-	51,918	51,918
Other comprehensive loss	-	-	-	-	(7,848)	-	(7,848)
Stock-based compensation expense	-	-	-	26,352	-	-	26,352
Common shares issued upon vesting of share-based awards	950	53	-	1,094	-	-	1,147
Coretrax Acquisition	6,750	373	-	142,392	-	-	142,765
Repurchase of common stock	(1,200)	-	(14,155)	-	-	-	(14,155)
Treasury shares withheld	(235)	-	(4,568)	-	-	-	(4,568)
Balance at December 31, 2024	116,295	$ 8,488	$ (83,420)	$ 2,079,161	$ 14,470	$ (527,215)	$ 1,491,484

The accompanying notes are an integral part of these consolidated financial statements.

1. Business description

With roots dating to 1938, Expro Group Holdings N.V. (the "Company," "Expro," "we," "our" or "us") is a global provider of energy services with operations in over 50 countries. The Company's portfolio of capabilities includes products and services related to well construction, well flow management, subsea well access, and well intervention and integrity. The Company's portfolio of products and services enhance production and improve recovery across the well lifecycle, from exploration through abandonment.

On March 10, 2021, Frank's International N.V. ("Frank's") and New Eagle Holdings Limited, a direct wholly owned subsidiary of Frank's ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Expro Group Holdings International Limited ("Legacy Expro") providing for the merger of Legacy Expro with and into Merger Sub in an all-stock transaction, with Merger Sub surviving the merger as a direct, wholly owned subsidiary of Frank's (the "Merger"). The Merger closed on October 1, 2021 (the "Closing Date"), and Frank's was renamed Expro Group Holdings N.V.

On December 12, 2024, the Company's Board of Directors (the "Board") approved an extension to its stock repurchase program, pursuant to which the Company is authorized to acquire up to $100.0 million of its outstanding common stock from October 25, 2023 through November 24, 2025 (the "Stock Repurchase Program"). Under the Stock Repurchase Program, the Company may repurchase shares of the Company's common stock in open market purchases, in privately negotiated transactions or otherwise. The Stock Repurchase Program will continue to be utilized at management's discretion and in accordance with federal securities laws. The timing and actual numbers of shares repurchased will depend on a variety of factors including price, corporate requirements, the constraints specified in the Stock Repurchase Program along with general business and market conditions. The Stock Repurchase Program does not obligate the Company to repurchase any particular amount of common stock, and it could be modified, suspended or discontinued at any time. During the years ended December 31, 2024 and 2023, we repurchased approximately 1.2 million shares in each year of our common stock under the Stock Repurchase Program for a total cost of approximately $14.2 million and $20.0 million, respectively.

2. Basis of presentation and significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements have been prepared using the U.S. dollar ("$" or "USD") as the reporting currency.

Basis of consolidation

The consolidated financial statements reflect the accounts of the Company and its subsidiaries. All intercompany balances and transactions, including unrealized profits arising from them, have been eliminated for purposes of preparing these consolidated financial statements. Investments in which we do not have a controlling interest, but over which we do exercise significant influence, are accounted for under the equity method of accounting.

Use of estimates

Preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Estimates and assumptions are used for, but are not limited to, determining the following: purchase price allocation on business combinations, valuation of intangible assets, expected credit losses, inventory valuation reserves, impairment assessment of goodwill, income tax provisions, recovery of deferred taxes, actuarial assumptions to determine costs and liabilities related to employee benefit plans and revenue recognition. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from these estimates.

Revenue recognition

We recognize revenue from rendering of services over a period of time as the customer simultaneously consumes the benefit of the service while it is being rendered reflecting the amount of consideration to which the Company has a right to invoice. As part of rendering of services, the Company also provides rental equipment and personnel. Using practical expedients under Accounting Standards Update ("ASU") 2014-09, the Company has elected not to separate non-lease components from the associated lease components and account for the combined component in accordance with the ASU 2014-09 with recognition over a period of time.

Revenue from the sale of goods is generally recognized at the point in time when the control has passed onto the customer which generally coincides with delivery and installation, where applicable.

Where contractual arrangements contain multiple performance obligations, we analyze each performance obligation within the sales arrangement to determine whether they are distinct. The revenue for contracts involving multiple performance obligations is allocated to each distinct performance obligation based on relative selling prices and is recognized on satisfaction of each distinct performance obligation. Further, a small number of our contracts contain penalty provisions for late delivery and installation of equipment, downtime or other equipment functionality. These penalties are typically percentage reductions in the total arrangement consideration, capped at a certain amount, or a reduction in the on-going service fee and are assessed as variable consideration in the contract.

Expro recognizes revenue for long-term construction-type contracts, involving significant design and engineering efforts in order to satisfy custom designs for customer-specific applications, on an over a period of time basis, using an input method, which represents the ratio of actual costs incurred to date on the project in relation to total estimated project costs. The estimate of total project costs has a significant impact on both the amount of revenue recognized as well as the related profit on a project. Revenue and profits on contracts can also be significantly affected by change orders and claims. Profits are recognized based on the estimated project profit multiplied by the percentage complete. Due to the nature of these projects, adjustments to estimates of contract revenue and total contract costs are often required as work progresses. Any expected losses on a project are recorded in full in the period in which they are identified.

Revenue is recognized to depict the transfer of promised services or goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services or goods. We do not include tax amounts collected from customers in sales transactions as a component of revenue.

Foreign currency transactions

The functional currency of all our subsidiaries is the USD. Gains and losses resulting from remeasurement of foreign currency denominated monetary assets and liabilities are included in the consolidated statements of operations as incurred. Gains and losses resulting from transactions denominated in a foreign currency are also included in the consolidated statements of operations as incurred.

Interest and finance expense, net

Our interest and finance expense primarily consists of interest and other costs that we incur in connection with our revolving credit facility and finance lease liabilities. Costs incurred that are directly related to the raising of debt financing, together with any original issue discount or premium, are capitalized and recognized over the term of the loan or facility, using the effective interest method other than for those debt instruments that we elect to account for under the fair value option, in which case such costs are expensed in the period incurred. All other finance costs are expensed in the period they are incurred.

Income taxes

We use the asset and liability method to account for income taxes whereby we calculate the deferred tax asset or liability account balances using tax laws and rates in effect at that time. Under this method, the balances of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are recorded to reduce gross deferred tax assets when it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. In determining the need for valuation allowances, we have made judgments and considered estimates regarding estimated future taxable income and ongoing achievable tax planning strategies. These estimates and judgments include some degree of uncertainty therefore changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets accordingly. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in over 50 countries and are subject to domestic and numerous foreign taxing jurisdictions. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions, and tax credits. Changes in tax laws, regulations or agreements in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions in which we operate, and these assessments can result in additional taxes. Estimating the outcome of audits and assessments by the tax authorities involves uncertainty. We review the facts of each case and apply judgments and assumptions to determine the most likely outcome and we provide for taxes, interest and penalties on this basis.

In line with U.S. GAAP, we recognize the effects of a tax position in the consolidated financial statements when it is more likely than not that, based on the technical merits, some level of tax benefit related to a tax position will be sustained upon audit by tax authorities.

Cash, cash equivalents and restricted cash

We consider all highly liquid instruments with original maturities of three months or less at the time of purchase to be cash equivalents. Restricted cash primarily relates to bank deposits which have been pledged as cash collateral for certain guarantees issued by various banks or minimum cash balances which must be maintained in accordance with contractual arrangements.

Accounts receivable, net

Accounts receivable represents customer transactions that have been invoiced as of the balance sheet date and unbilled receivables relating to customer transactions that have not yet been invoiced as of the balance sheet date. The carrying value of our receivables, net of expected credit losses, represents the estimated net realizable value. We have an extensive global customer base comprised of a large number of international oil companies, national oil companies, independent exploration and production companies and service partners that operate in all major oil and gas locations around the world. We estimate reserves for expected credit losses using information about past events, current conditions and risk characteristics of customers, and reasonable and supportable forecasts relevant to assessing risk associated with the collectability of accounts and unbilled receivables. Past-due receivables are written off when our internal collection efforts have been unsuccessful.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost comprises direct materials and where applicable, direct labor costs and overheads that have been incurred in bringing the inventories to their current location and condition which are calculated using the average cost method.

We regularly evaluate the quantities and values of our inventories in light of current market conditions, market trends and other factors, and record inventory write-downs as appropriate. This evaluation considers historical usage, expected demand, product obsolescence and other factors. Market conditions are subject to change, and actual consumption of our inventory could differ from expected demand.

Impairment of long-lived assets

We assess long-lived assets, including our property, plant and equipment, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of our long-lived assets may not be recoverable. These events and changes can include significant current period operating losses or negative cash flows associated with the use of a long-lived asset, or group of assets, combined with a history of such factors, significant changes in the manner of use of the assets, and current expectations that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment equal to the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment, and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

We consider a long-lived asset to be abandoned after we have ceased use of such asset and we have no intent to use or re-purpose the asset in the future.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the price paid to acquire or construct the asset, required installation costs, interest capitalized during the construction period and any expenditure that substantially adds to the value of the asset, substantially upgrades the assets for an enhanced use or substantially extends the useful life of an existing asset. We expense costs related to the routine repair and maintenance of property, plant and equipment at the time we incur them. We capitalize interest as part of the cost of acquiring or constructing certain assets, to the extent incurred, during the period of time required to place the property, plant and equipment into service.

When properties or equipment are sold, retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the books and the resulting gain or loss is recognized on the consolidated statements of operations.

We begin depreciation for such assets, including any related capitalized interest, once an asset is placed into operational service. We consider an asset to be placed into operational service when the asset is both in the location and condition for its intended use. We compute depreciation expense, with the exception of land, using the straight-line method on a net cost basis over the estimated useful lives of the assets, as presented in the table below.

Land improvement	12 years
Buildings	Up to 40 years
Leased property, including leasehold buildings	over the lesser of the remaining useful life or period of the lease
Plant and equipment	2 to 12 years

Useful lives and residual values are reviewed annually and where adjustments are required these are made prospectively. For property, plant and equipment that has been placed into service, but is subsequently idled, we continue to record depreciation expense during the idle period. We adjust the estimated useful lives of the idled assets if the estimated useful lives have changed.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. A qualitative assessment is allowed to determine if goodwill is potentially impaired. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than it's carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference. We complete our assessment of goodwill impairment as of October 31 each year.

Intangible assets, net

Identifiable intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, ranging from one year to fifteen years. We evaluate impairment of our intangible assets on an asset group basis whenever circumstances indicate that the carrying value may not be recoverable. Intangible assets deemed to be impaired are written down to their fair value using a discounted cash flow model and, if available, comparable market values. Our intangible assets are primarily associated with trademarks, customer relationships and contracts ("CR&C"), technology, and software.

Investments in joint ventures

We use the equity method of accounting for our equity investments where we hold more than 20% of the ownership interests of an investee that does not constitute a controlling interest or where we have the ability to significantly influence the operations or financial decision of the investee. Such equity investments are carried on the consolidated balance sheets at cost plus post-acquisition changes in our share of net income, less dividends received and less any impairments. Our consolidated statements of operations reflect our share of income from the joint ventures' results after tax. Any goodwill arising on the acquisition of a joint venture, representing the excess of the cost of the investment compared to the Company's share of the net fair value of the acquired identifiable net assets, is included in the carrying amount of the joint venture and is not amortized.

The Company evaluates its investments in joint ventures for potential impairment whenever events or changes in circumstances indicate that there may be a loss in the value of each investment that is other than temporary.

The results of the joint ventures are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies used in line with those of the Company, to take into account fair values assigned at the date of acquisition; and to reflect impairment losses where appropriate. Adjustments are also made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint ventures.

Fair value measurements

We measure certain financial assets and liabilities at fair value at each balance sheet date and, for the purposes of impairment testing, use fair value to determine the recoverable amount of our non-financial assets.

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by us. Accounting standards include disclosure requirements around fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value is reported in one of three levels:

Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted market prices from active markets for identical assets or liabilities being measured;

Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques; and

Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about the assumptions that market participants would use to price an asset or liability.

When available, we use quoted market prices to determine the fair value of an asset or liability. We determine the policies and procedures for both recurring fair value measurements and non-recurring fair value measurements, such as impairment tests.

At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies.

For the purpose of fair value disclosures, we have determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Leases

We have operating and finance leases primarily related to real estate, transportation and equipment. We determine if an arrangement is a lease at inception. Upon commencement of a lease, we recognize an operating lease right-of-use asset ("ROU Asset") and corresponding operating lease liability based on the then present value of all lease payments over the lease term. ROU Assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligations to make lease payments arising from the lease. The accounting for some of our leases may require significant judgments, which includes determining the incremental borrowing rates to utilize in our net present value calculation of lease payments for lease agreements which do not provide an implicit rate, and assessing the likelihood of renewal or termination options, which are considered as part of assessing the lease term if the extension or termination is deemed to be reasonably certain.

Leases which meet the criteria of a finance lease in accordance with Accounting Standards Codification ("ASC") 842 *Leases* are capitalized and included in "Property, plant and equipment, net" and "Finance lease liabilities" on the consolidated balance sheets. Our lease contracts generally do not provide any guaranteed residual values. Payments related to finance leases are apportioned between the reduction of the lease liability and finance expense in the consolidated statement of operations so as to achieve a constant rate of interest on the remaining balance of the liability. Leases which do not meet the definition of a finance lease are classified as operating leases and are included in Operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or the lease term.

We do not separate lease and non-lease components for all classes of leased assets. Also, leases with an initial term of one year or less are not recorded on the consolidated balance sheets.

Post-retirement benefits

Defined Benefit Plans

The cost of providing benefits under defined benefit plans are determined separately for each plan using the projected unit credit method, which attributes entitlement to benefits to the current and prior periods. Both current and past service costs are recognized in net loss as they arise.

The interest element of the defined benefit cost represents the change in present value of plan obligations resulting from the passage of time and is determined by applying a discount rate to the opening present value of the benefit obligation, taking into account material changes in the obligation during the current period. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on plan assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the current period.

We initially recognize actuarial gains and losses as other comprehensive income in the year they arise. Where the net cumulative actuarial gains or losses for a plan exceeds 10 percent of that plan's gross pension liability, or asset if higher, the amount of gains or losses above the 10 percent threshold are recognized in the consolidated statement of operations as a component of net pension costs (over the expected remaining working lives of the plan's active participants or the remaining lives of plan members in the event the plan is no longer active), which is included in "Cost of revenue, excluding depreciation and amortization."

The defined benefit pension asset or liability on the consolidated balance sheets includes the total of the present value of the defined benefit obligation computed using a discount rate based on high quality corporate bonds, less, the fair value of plan assets out of which the obligations are to be settled directly for each plan (excluding those from annuity policies as such amounts have an immaterial impact on our consolidated financial statements). Fair value is based on market price information and, in the case of quoted securities, is the published bid price.

Defined Contribution Plans

The costs of providing benefits under a defined contribution plan are expensed at the time contributions become payable to the respective plan.

Stock-based compensation

Effective May 25, 2022 the Expro Group Holdings N.V. 2022 Long-Term Incentive Plan (the "2022 LTIP" plan) was adopted and established by the Board and approved by the Company's stockholders and superseded existing plans. Pursuant to the 2022 LTIP, stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other types of equity and cash incentive awards may be granted to employees, non-employee directors and consultants.

Stock-based compensation expense is measured at the grant date of the share-based awards based on their fair value. Stock-based compensation expense is recognized on a straight-line basis over the vesting period and is included in cost of revenue and general and administrative expenses in the consolidated statements of operations. We do not estimate expected forfeitures, but recognize them as they occur.

The grant date fair value of the RSUs, which are not entitled to receive dividends until vested, is measured by reducing the Company's closing stock price as of the day before the grant date by the present value of the dividends expected to be paid during the requisite vesting period, discounted at the appropriate risk-free interest rate. The grant date fair value and compensation expense of Performance Restricted Stock Unit ("PRSU") grants is estimated based on a Monte Carlo simulation using the Company's closing stock price as of the day before the grant date.

Research and development

Research and development costs are expensed as incurred and relate to spending for new product development and innovation and includes internal engineering, materials and third-party costs. We incurred $17.2 million, $11.4 million and $7.3 million of research and development costs for the years ended December 31, 2024, 2023 and 2022, respectively, which are included in "Cost of revenue, excluding depreciation and amortization" in the consolidated statements of operations.

Earnings (loss) per share

Basic earnings (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock.

Recent accounting pronouncements

Accounting guidance adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") generally in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which enhances the disclosures required for operating segments in the Company's annual and interim consolidated financial statements. ASU 2023-07 is effective retrospectively for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Company has adopted this standard which resulted in disclosure changes only. See Note 5 *Business segment reporting* for further detail.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense" ("ASU 2024-03"), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This ASU requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. Public business entities are required to apply the guidance prospectively and may elect to apply it retrospectively. The amendments in ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard on our disclosures.

All other recently issued ASUs were assessed and were either determined to be not applicable or are expected to have an immaterial impact on our consolidated financial position, results of operations and cash flows.

3. **Business combinations and dispositions**

DeltaTek Oil Tools Limited

On February 8, 2023 ("DeltaTek Closing Date"), DeltaTek Oil Tools Limited, a limited liability company registered in the United Kingdom, and its subsidiary ("DeltaTek"), was acquired ("the DeltaTek Acquisition") by our wholly owned subsidiary Exploration and Production Services (Holdings) Limited, a limited liability company registered in the United Kingdom ("EPSH"). DeltaTek has developed a number of innovative technologies and solutions and their range of low-risk open water cementing solutions increases clients' operational efficiency, delivers rig time and cost savings, and improves the quality of cementing operations of clients. The fair value of consideration for the DeltaTek Acquisition was $18.4 million, including final cash consideration paid of $9.9 million and contingent consideration which is estimated to be $8.5 million.

The contingent consideration arrangement requires the Company to pay the former owners of DeltaTek a percentage of future revenues generated specifically from the acquired technology over a period of seven years. The fair value of the contingent consideration arrangement of $8.5 million was estimated by applying the income approach and is reflected in "Other liabilities" on the consolidated balance sheets. That measure is based on significant inputs that are not observable in the market, referred to as Level 3 inputs in accordance with ASC 820. To the extent our estimates and assumptions changed during the measurement period and such changes are based on facts and circumstances that existed as of the DeltaTek Closing Date, an adjustment to the contingent consideration liability was recorded with an offsetting adjustment to goodwill. To the extent our estimates and assumptions change based on facts and circumstances subsequent to the measurement period, an adjustment to the contingent consideration liability would be recorded with an offsetting adjustment to earnings during the applicable period.

The DeltaTek Acquisition is accounted for as a business combination and Expro has been identified as the acquirer for accounting purposes. As a result, the Company has, in accordance with ASC 805, *Business Combinations*, applied the acquisition method of accounting to account for DeltaTek's assets acquired and liabilities assumed. Applying the acquisition method of accounting includes recording the identifiable assets acquired and liabilities assumed at their fair values and recording goodwill for the excess of the consideration transferred over the net aggregate fair value of the identifiable assets acquired and liabilities assumed.

The following table sets forth the allocation of the DeltaTek Acquisition consideration exchanged to the fair value of identifiable tangible and intangible assets acquired and liabilities assumed as of the DeltaTek Closing Date, with the recording of goodwill for the excess of the consideration transferred over the net aggregate fair value of the identifiable assets acquired and liabilities assumed (in thousands):

	Initial allocation of the consideration		Measurement period adjustments		Final allocation of the consideration
Cash and cash equivalents	$	1,464	$	-	$	1,464
Accounts receivables, net		723		-		723
Inventories		183		-		183
Property, plant and equipment		642		-		642
Goodwill		7,157		994		8,151
Intangible assets		11,063		2		11,065
Other assets		27		-		27
Total assets		21,259		996		22,255
Accounts payable and accrued liabilities		245		2		247
Deferred tax liabilities		2,700		66		2,766
Other liabilities		831		(16)		815
Total liabilities		3,776		52		3,828
Fair value of net assets acquired	$	17,483	$	944	$	18,427

The preliminary valuation of the assets acquired and liabilities assumed, including other liabilities, in the DeltaTek Acquisition initially resulted in a goodwill of $7.2 million. During the third quarter of 2023, the Company finalized the valuation and recorded measurement period adjustments to its preliminary estimates due to additional information received primarily related to a customary purchase price adjustment. The measurement period adjustments resulted in an increase in goodwill of $1.0 million, for final total goodwill associated with the DeltaTek Acquisition of $8.2 million.

The fair values of identifiable intangible assets were prepared using an income valuation approach, which requires a forecast of expected future cash flows either using the relief-from royalty method or the multi-period excess earnings method, which are discounted to approximate their current value. The estimated useful lives are based on management's historical experience and expectations as to the duration of time that benefits from these assets are expected to be realized.

The intangible assets will be amortized on a straight-line basis over an estimated 5 to 15 years life. We expect annual amortization to be approximately $1.0 million associated with these intangible assets. An associated deferred tax liability has been recorded in regards to these intangible assets. Refer to Note 14 *"Intangible assets, net"* for additional information regarding the various acquired intangible assets.

The goodwill related to the DeltaTek Acquisition consists largely of the synergies and economies of scale expected from the technology providing more efficient services and expected future developments resulting from the assembled workforce. The goodwill is not subject to amortization but will be evaluated at least annually for impairment or more frequently if impairment indicators are present. Goodwill recorded in the DeltaTek Acquisition is not expected to be deductible for tax purposes.

PRT Offshore

On October 2, 2023 (the "PRT Closing Date"), Professional Rental Tools, LLC ("PRT" or "PRT Offshore"), was acquired (the "PRT Acquisition") from PRT Partners, LLC by our wholly owned subsidiary, EPSH. The acquisition will enable Expro to expand its portfolio of cost-effective, technology-enabled services and solutions within the subsea well access sector in the North and Latin America region and is expected to accelerate the growth of PRT Offshore's surface equipment offering in the Europe and Sub-Saharan Africa and Asia Pacific regions. The fair value of consideration for the PRT Acquisition was $90.8 million, including cash consideration of $21.6 million, net of cash received, equity consideration of $40.9 million, and contingent consideration of $13.2 million. As of December 31, 2023, we had accrued $1.5 million of the cash consideration related to standard holdback provisions. During the second quarter of 2024, we paid $0.6 million for the settlement of the true-up for working capital adjustments.

The contingent consideration arrangement required the Company to pay the former owners of PRT additional consideration based on PRT's financial performance during the four quarters following closing. The fair value of the contingent consideration arrangement of $13.2 million was estimated by applying the income approach and was reflected in "Other current liabilities" on the consolidated balance sheets. That measure was based on significant inputs that are not observable in the market, referred to as Level 3 inputs in accordance with ASC 820. To the extent our estimates and assumptions changed during the measurement period and such changes were based on facts and circumstances that existed as of the PRT Closing Date, an adjustment to the contingent consideration liability was recorded with an offsetting adjustment to goodwill. To the extent our estimates and assumptions changed based on facts and circumstances subsequent to the PRT Closing Date or after the measurement period, an adjustment to the contingent consideration liability was recorded with an offsetting adjustment to earnings during the applicable period. The contingent consideration was settled for $18.4 million and was paid during the fourth quarter of 2024.

The PRT Acquisition is accounted for as a business combination and Expro has been identified as the acquirer for accounting purposes. As a result, the Company has in accordance with ASC 805, Business Combinations, applied the acquisition method of accounting to account for PRT's assets acquired and liabilities assumed.

The following table sets forth the preliminary allocation of the PRT Acquisition consideration exchanged to the fair value of identifiable tangible and intangible assets acquired and liabilities assumed as of the PRT Closing Date, with the recording of goodwill for the excess of the consideration transferred over the net aggregate fair value of the identifiable assets acquired and liabilities assumed (in thousands):

	Initial allocation of the consideration	Measurement period adjustments	Final allocation of the consideration
Cash and cash equivalents	$ 15,086	$ -	$ 15,086
Accounts receivables, net	15,195	-	15,195
Other current assets	986	-	986
Property, plant and equipment	52,278	(619)	51,659
Goodwill	18,556	917	19,473
Intangible assets	33,940	(86)	33,854
Operating lease right-of-use assets	1,242	-	1,242
Total assets	137,283	212	137,495
Accounts payable and accrued liabilities	8,621	-	8,621
Operating lease liabilities	505	-	505
Other current liabilities	1,811	406	2,217
Non-current operating lease liabilities	678	-	678
Long-term borrowings	34,701	-	34,701
Total liabilities	46,316	406	46,722
Fair value of net assets acquired	$ 90,967	$ (194)	$ 90,773

The preliminary valuation of the assets acquired and liabilities assumed, including other liabilities, in the PRT Acquisition initially resulted in a goodwill of $18.6 million. During 2024, the Company finalized the valuation and recorded measurement period adjustments to its preliminary estimates due to additional information received primarily related to a customary purchase price adjustment. The measurement period adjustments resulted in an increase in goodwill of $0.9 million, for final total goodwill associated with the PRT Acquisition of $19.5 million.

The fair values of identifiable intangible assets were prepared using an income valuation approach, which requires a forecast of expected future cash flows either using the relief-from royalty method or the multi-period excess earnings method, which are discounted to approximate their current value. The estimated useful lives are based on management's historical experience and expectations as to the duration of time that benefits from these assets are expected to be realized. The cost approach was used to determine the fair value of property, plant and equipment.

The intangible assets will be amortized on a straight-line basis over an estimated 5 to 15 years life. We expect annual amortization to be approximately $3.3 million associated with these intangible assets. An associated deferred tax liability has been recorded for these intangible assets. Refer to Note 14 "*Intangible assets, net*" for additional information regarding the various acquired intangible assets.

The goodwill related to the PRT Acquisition consists largely of the synergies and economies of scale expected from the acquired customer relationships and contracts. The goodwill is not subject to amortization but will be evaluated at least annually for impairment or more frequently if impairment indicators are present.

Coretrax

On May 15, 2024 ("Coretrax Closing Date"), CTL UK Holdco Limited, a company incorporated and registered in England and Wales ("Coretrax"), was acquired (the "Coretrax Acquisition"), by our wholly owned subsidiary, Expro Holdings UK 3 Limited with an effective date of May 1, 2024. The acquisition will enable Expro to expand its portfolio of cost-effective, technology-enabled Well Construction and Well Intervention & Integrity solutions.

We estimated the fair value of consideration for the Coretrax Acquisition to be $186.7 million, including cash consideration of $31.3 million, net of cash received, equity consideration of $142.8 million, and contingent consideration of $3.3 million, subject to a true-up for customary working capital adjustments.

The contingent consideration arrangement required the Company to pay the former owners of Coretrax additional consideration based on Expro's stock price and foreign exchange rate movement during a period of up to 150 days following the Coretrax Closing Date. The fair value of the contingent consideration arrangement of $3.3 million was estimated based on a Monte Carlo valuation model which used the historic performance of Expro's stock price and the GBP to USD exchange rate and was reflected in "Other current liabilities" on the consolidated balance sheet. That measure was based on significant inputs that are not observable in the market, referred to as Level 3 inputs in accordance with ASC 820. To the extent our estimates and assumptions changed during the measurement period and such changes were based on facts and circumstances that existed as of the Coretrax Closing Date, an adjustment to the contingent consideration liability was recorded with an offsetting adjustment to goodwill. To the extent our estimates and assumptions changed based on facts and circumstances subsequent to the Coretrax Closing Date or after the measurement period, an adjustment to the contingent consideration liability was recorded with an offsetting adjustment to earnings during the applicable period.

In July 2024, the Company entered into a Deed of Amendment to the Stock Purchase Agreement with the sellers party thereto (the "Sellers"), pursuant to which, among other things, (i) all obligations relating to the true up payments and completion statement under the Stock Purchase Agreement were released and (ii) the escrow agent was instructed to (A) sell a sufficient number of escrow shares on behalf of the Sellers to generate proceeds of $8.0 million, (B) transfer such proceeds to the Company and (C) transfer the remaining escrow shares to the Sellers. Based on the final calculation of the contingent consideration arrangement, the Company recognized $7.5 million as the settlement of the contingent consideration arrangement and the remaining $0.5 million was a reduction to the consideration transferred related to customary working capital adjustments.

The Coretrax Acquisition is accounted for as a business combination and Expro has been identified as the acquirer for accounting purposes. As a result, the Company has in accordance with ASC 805, Business Combinations, applied the acquisition method of accounting to account for Coretrax's assets acquired and liabilities assumed.

	Initial allocation of the consideration	Measurement period adjustments	Allocation of the consideration as of December 31, 2024
Cash and cash equivalents	$ 9,315	$ -	$ 9,315
Accounts receivables, net	31,414	(174)	31,240
Inventories	16,933	-	16,933
Other current assets	3,170	(31)	3,139
Property, plant and equipment	28,685	-	28,685
Goodwill	95,773	4,542	100,315
Intangible assets	101,650	-	101,650
Operating lease right-of-use assets	2,581	-	2,581
Total assets	289,521	4,337	293,858
Accounts payable and accrued liabilities	25,529	-	25,529
Operating lease liabilities	825	-	825
Current tax liabilities	1,300	(683)	617
Other current liabilities	11,098	3,076	14,174
Non-current tax liabilities	8,096	1,752	9,848
Deferred tax liabilities	25,616	683	26,299
Non-current operating lease liabilities	1,756	-	1,756
Long-term borrowings	28,147	-	28,147
Total liabilities	102,367	4,828	107,195
Fair value of net assets acquired	$ 187,154	$ (491)	$ 186,663

Due to the recency of the Coretrax Acquisition, these amounts, including the estimated fair values, are based on preliminary calculations and subject to change as our fair value estimates and assumptions are finalized during the measurement period. The final fair value determination could result in material adjustments to the values presented in the preliminary purchase price allocation table above. The fair values of identifiable intangible assets were prepared using an income valuation approach, which requires a forecast of expected future cash flows either using the relief-from royalty method or the multi-period excess earnings method, which are discounted to approximate their current value. The estimated useful lives are based on management's historical experience and expectations as to the duration of time that benefits from these assets are expected to be realized. The cost approach was used to determine the fair value of property, plant and equipment.

The intangible assets will be amortized on a straight-line basis over an estimated 1 to 15 years life. We expect annual amortization to be approximately $8.9 million associated with these intangible assets. An associated deferred tax liability has been recorded for these intangible assets. Refer to Note 14 "*Intangible assets, net*" for additional information regarding the various acquired intangible assets.

The goodwill related to the Coretrax Acquisition consists largely of the synergies and economies of scale expected from the acquired technology and customer relationships and contracts. The goodwill is not subject to amortization but will be evaluated at least annually for impairment or more frequently if impairment indicators are present.

Revenue and earnings of the acquirees

The results of operations for the Coretrax Acquisition since the Coretrax Closing Date have been included in our consolidated financial statements for the year ended December 31, 2024. The amount of revenue of Coretrax included in the accompanying consolidated statements of operations was approximately $88.2 million for the year ended December 31, 2024.

Supplemental pro forma financial information

The Company has determined the estimated unaudited pro forma financial information to be immaterial for the years ended December 31, 2024 and 2023, assuming the DeltaTek Acquisition, PRT Acquisition and Coretrax Acquisition had been completed as of January 1, 2024 and 2023, respectively. This is not necessarily indicative of the results that would have occurred had the DeltaTek Acquisition, PRT Acquisition and Coretrax Acquisition been completed on the respective dates indicated or of future operating results.

4.   **Fair value measurements**

Recurring Basis

A summary of financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2024 and 2023, were as follows (in thousands):

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Non-current accounts receivable, net	$ -	$ 7,432	-	$ 7,432
Liabilities:				
Contingent consideration liabilities	-	-	11,026	11,026
Long-term borrowings	-	121,065	-	121,065
Finance lease liabilities	-	16,240	-	16,240

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Non-current accounts receivable, net	$ -	$ 9,768	-	$ 9,768
Liabilities:				
Contingent consideration liabilities	-	-	24,705	24,705
Long-term borrowings	-	20,701	-	20,701
Finance lease liabilities	-	18,377	-	18,377

We have certain contingent consideration liabilities related to acquisitions which are measured at fair value using Level 3 inputs. The amount of contingent consideration due to the sellers is based on the achievement of agreed-upon financial performance metrics by the acquired company, as determined by the terms of the contingent consideration agreements with the sellers of each acquired company. We record a liability at the time of the acquisition based on the present value of management's best estimates of the future results of the acquired companies compared to the agreed-upon metrics. After the date of acquisition, we update the original valuation to reflect the passage of time and current projections of future results of the acquired companies. Accretion of, and changes in the valuations of, contingent consideration are reported on the consolidated statement of operations within "Severance and other expense."

Non-recurring Basis

We apply the provisions of the fair value measurement standard to our non-recurring, non-financial measurements including business combinations and assets identified as held for sale, as well as impairment related to goodwill and other long-lived assets. For business combinations, the purchase price is allocated to the assets acquired and liabilities assumed based on a discounted cash flow model for most intangibles as well as market assumptions for the valuation of equipment and other fixed assets.

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. A qualitative assessment is allowed to determine if goodwill is potentially impaired. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

When conducting an impairment test on long-lived assets, other than goodwill, we first compare estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If the undiscounted cash flows are less than the asset's carrying amount, we then determine the asset's fair value by using a discounted cash flow analysis. These analyses are based on estimates such as management's short-term and long-term forecast of operating performance, including revenue growth rates and expected profitability margins, estimates of the remaining useful life and service potential of the asset, and a discount rate based on our weighted average cost of capital. For assets that meet the criteria to be classified as held for sale, a market approach is used to determine fair value based on third-party appraisal reports.

The impairment assessments discussed above incorporate inherent uncertainties, including projected commodity pricing, supply and demand for our services and future market conditions, which are difficult to predict in volatile economic environments and could result in impairment expense in future periods if actual results materially differ from the estimated assumptions utilized in our forecasts. If crude oil prices decline significantly and remain at low levels for a sustained period of time, we could be required to record an impairment of the carrying value of our long-lived assets in the future which could have a material adverse impact on our operating results. Given the unobservable nature of the inputs, the discounted cash flow models are deemed to use Level 3 inputs.

74

Goodwill

For the years ended December 31, 2024, 2023 and 2022, we performed quantitative goodwill impairment assessments as of our annual testing date and determined that the fair value was substantially in excess of the carrying value for each reporting unit. Accordingly, no impairment expense related to goodwill was recorded during the years ended December 31, 2024, 2023 and 2022.

In performing our quantitative goodwill impairment assessments, we used the income approach and the market approach to estimate the fair value of our reporting units. The income approach estimates the fair value by discounting the reporting unit's estimated future cash flows using an estimated discount rate, or expected return, that a marketplace participant would have required as of the valuation date. The market approach includes the use of comparative multiples to corroborate the discounted cash flow results and involves significant judgment in the selection of the appropriate peer group companies and valuation multiples. Under the income approach, we utilized third-party valuation advisors to assist us with these valuations. These analyses included significant judgment, including significant Level 3 assumptions related to management's short-term and long-term forecast of operating performance, discount rates based on our estimated weighted average cost of capital, revenue growth rates, profitability margins and capital expenditures.

Long-lived Assets

The Company did not identify any indicators of impairment related to our long-lived assets during the years ended December 31, 2024, 2023 and 2022.

Financial Instruments

The estimated fair values of the Company's financial instruments have been determined at discrete points in time based on relevant market information. The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities and interest-bearing loans. The carrying amounts of the Company's financial instruments other than interest bearing loans approximate fair value due to the short-term nature of the items. The Company has $121.1 million of outstanding borrowings on its interest-bearing loan as of December 31, 2024.

5. Business segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company's Chief Operating Decision Maker ("CODM"), which is our chief executive officer ("CEO"), in deciding how to allocate resources and assess performance. Our operations are comprised of four operating segments which also represent our reportable segments and are aligned with our geographic regions as below:

- North and Latin America ("NLA"),
- Europe and Sub-Saharan Africa ("ESSA"),
- Middle East and North Africa ("MENA"), and
- Asia-Pacific ("APAC").

Each reportable segment provides products and services in well construction, well flow management, subsea well access and well intervention and integrity to operators within their respective geographic regions. The reportable segments are separately managed business units consistent with the way our CODM manages the business. Activity in each region may vary and may not be responsive to changes in the broader global oil and gas market, and demand for our various offerings will generally benefit all product lines in that region. Assets used in support of our operations can in many instances be moved from country to country within a region, with relative ease as compared to moving between regions, in order to address demand.

The accounting policies of the segments are the same as those described in Note 2 *"Basis of presentation and significant accounting policies."*

Our CODM regularly evaluates the performance of our operating segments using Segment EBITDA, which we define as income (loss) before income taxes adjusted for corporate costs, equity in income of joint ventures, depreciation and amortization expense, impairment expense, severance and other expense, gain (loss) on disposal of assets, foreign exchange (gains) losses, merger and integration expense, other income (expenses), net, interest and finance expense, net and stock-based compensation expense.

The CODM uses Segment EBITDA to allocate resources (including employees, property and capital resources) to each segment predominantly in the annual budget and forecasting process. Our CODM assesses the performance using Segment EBITDA to compare the results of each segment with one another and considers budget-to-actual variances on a monthly basis. Our CODM also uses segment EBITDA to evaluate product pricing and determine the compensation of certain employees.

The following tables presents our revenue, significant segment expenses and Segment EBITDA disaggregated by our operating segments and reconciliation to income before income taxes (in thousands):

	NLA		ESSA		MENA		APAC		Consolidated
					Year Ended December 31, 2024				
Revenue	$	566,048	$	564,440	$	332,216	$	250,098	$	1,712,802
Compensation and related cost		(214,182)		(194,237)		(119,892)		(94,514)	
Cost of product, materials, and supplies		(157,197)		(181,415)		(72,598)		(82,483)	
Other [1]		(52,692)		(43,413)		(23,954)		(15,421)	
Total Segment EBITDA	$	141,977	$	145,375	$	115,772	$	57,680	$	460,804
Corporate costs [2]									(129,823)
Equity in income of joint ventures									16,422
Depreciation and amortization expense									(163,468)
Merger and integration expense									(16,334)
Severance and other expense									(17,048)
Stock-based compensation expense									(26,352)
Foreign exchange losses									(13,613)
Other expenses, net									(105)
Interest and finance expense, net									(12,517)
Income before income taxes								$	97,966

		Year Ended December 31, 2023			
	NLA	ESSA	MENA	APAC	Consolidated
Revenue	$ 511,800	$ 520,951	$ 233,528	$ 246,485	$ 1,512,764
Compensation and related cost	(186,449)	(171,110)	(85,447)	(94,655)	
Cost of product, materials, and supplies	(139,228)	(172,670)	(55,739)	(133,773)	
Other [1]	(53,254)	(41,164)	(21,141)	(16,252)	
Total Segment EBITDA	$ 132,869	$ 136,007	$ 71,201	$ 1,805	$ 341,882
Corporate costs [2]					(105,855)
Equity in income of joint ventures					12,853
Depreciation and amortization expense					(172,260)
Merger and integration expense					(9,764)
Severance and other expense					(14,388)
Stock-based compensation expense					(19,574)
Foreign exchange losses					(9,238)
Other income, net					1,234
Interest and finance expense, net					(3,943)
Income before income taxes					$ 20,947

		Year Ended December 31, 2022			
	NLA	ESSA	MENA	APAC	Consolidated
Revenue	$ 499,813	$ 389,342	$ 201,495	$ 188,768	$ 1,279,418
Compensation and related cost	(183,326)	(168,737)	(71,185)	(77,883)	
Cost of product, materials, and supplies	(136,876)	(110,771)	(43,672)	(90,588)	
Other [1]	(44,375)	(35,153)	(23,323)	(15,447)	
Total Segment EBITDA	$ 135,236	$ 74,681	$ 63,315	$ 4,850	$ 278,082
Corporate costs [2]					(87,580)
Equity in income of joint ventures					15,731
Depreciation and amortization expense					(139,767)
Merger and integration expense					(13,620)
Severance and other expense					(7,825)
Stock-based compensation expense					(18,486)
Foreign exchange losses					(8,341)
Other income, net					3,149
Interest and finance expense, net					(241)
Income before income taxes					$ 21,102

(1) Other segment expenses consists primarily of facilities, sales and purchase tax, motor vehicles, insurance, professional and other costs.

(2) Corporate costs include the costs of running our corporate head office and other central functions that support the operating segments but are not attributable to a particular operating segment, including central product line management, research, engineering and development, logistics, sales and marketing and health and safety.

We are a Netherlands based company and we derive our revenue from services and product sales to customers primarily in the oil and gas industry. One customer in our ESSA segment accounted for 10.5% and 12.5% of our revenue in the years ended December 31, 2024 and 2023, respectively. No single customer accounted for more than 10% of our revenue for the year ended December 31, 2022. The revenue generated in the Netherlands was immaterial for the years ended December 31, 2024, 2023 and 2022. The revenue generated in the U.S. was 17.6%, 18.4% and 21.2% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Other than the U.S., no individual country represented more than 10% of our revenue for the years ended December 31, 2024, 2023 and 2022.

The following table presents total assets by geographic region and assets held centrally. Assets held centrally includes certain property plant and equipment, investments in joint ventures, collateral deposits, income tax related balances, corporate cash and cash equivalents, accounts receivable and other current and non-current assets, which are not included in the measure of segment assets reviewed by the CODM:

	December 31,			
	2024		**2023**	
NLA	$	793,666	$	709,600
ESSA		581,866		519,939
MENA		425,266		351,379
APAC		221,601		190,398
Assets held centrally		311,142		241,691
Total	$	2,333,541	$	2,013,007

The following table presents our capital expenditures disaggregated by our operating segments (in thousands):

	Year Ended December 31,			
	2024		**2023**	
NLA	$	63,719	$	34,955
ESSA		28,226		25,232
MENA		33,518		38,673
APAC		12,073		18,056
Assets held centrally		6,040		5,194
Total	$	143,576	$	122,110

6. **Revenue**

Disaggregation of revenue

We disaggregate our revenue from contracts with customers by geography, as disclosed in Note 5 above, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Additionally, we disaggregate our revenue into areas of capability.

The following table sets forth the total amount of revenue by areas of capability as follows (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Well construction	$	573,005	$	533,556	$	500,438
Well management		1,139,797		979,208		778,980
Total	$	1,712,802	$	1,512,764	$	1,279,418

Contract balances

We perform our obligations under contracts with our customers by transferring services and products in exchange for consideration. The timing of our performance often differs from the timing of our customers' payments, which results in the recognition of receivables and deferred revenue.

Unbilled receivables are initially recognized for revenue earned on completion of the performance obligation which are not yet invoiced to the customer. The amounts recognized as unbilled receivables are reclassified to trade receivable upon billing. Deferred revenue represents the Company's obligations to transfer goods or services to customers for which the Company has received consideration, in full or part, from the customer.

Contract balances consisted of the following as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31,		
	2024		**2023**
Trade receivable, net (included within accounts receivable, net)	$ 371,102	$	222,591
Unbilled receivables (included within accounts receivable, net)	$ 149,547	$	203,689
Contract assets (included within accounts receivable, net)	$ 4,353		52,607
Deferred revenue (included within other liabilities)	$ 7,108	$	27,206

Contract assets include unbilled amounts resulting from sales under our long-term construction-type contracts when revenue recognized exceeds the amount billed to the customer and right to payment is conditional or subject to completing a milestone, such as a phase of the project. Contract assets are not considered a significant financing component, as they are intended to protect the customer in the event that we do not perform our obligations under the contract. Contract assets are generally classified as current, as it is very unusual for us to have contract assets with a term of greater than one year. Our contract assets are reported in a net position on a contract-by-contract basis at the end of each reporting period.

The Company recognized revenue of $25.3 million, $49.8 million and $15.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, out of the deferred revenue balance as of the beginning of the applicable year.

As of December 31, 2024, $3.8 million of our deferred revenue was classified as current and is included in "Other current liabilities" on the consolidated balance sheets, with the remainder classified as non-current and included in "Other non-current liabilities" on the consolidated balance sheets.

Transaction price allocated to remaining performance obligations

Remaining performance obligations represent firm contracts for which work has not been performed and future revenue recognition is expected. We have elected the practical expedient permitting the exclusion of disclosing remaining performance obligations for contracts that have an original expected duration of one year or less and for our long-term contracts we have a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance completed to date. With respect to our long term construction contracts, revenue allocated to remaining performance obligations is immaterial as of December 31, 2024.

7. **Income taxes**

The components of income tax expense for the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Current tax:						
Netherlands	$	2,141	$	518	$	283
Foreign		48,584		54,267		42,308
Total current tax		50,725		54,785		42,591
Deferred tax:						
Netherlands		-		-		-
Foreign		(4,677)		(10,478)		(1,344)
Total deferred tax		(4,677)		(10,478)		(1,344)
Income tax expense	$	46,048	$	44,307	$	41,247

The Netherlands and foreign components of income from continuing operations before income taxes and equity in income of joint ventures for the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Netherlands	$	(13,544)	$	(5,232)	$	(13,984)
Foreign		95,088		13,326		19,355
Total	$	81,544	$	8,094	$	5,371

The provision for income taxes differs from the amount computed by applying Netherlands statutory income tax rate of 25.8% in effect as of December 31, 2024, (2023: 25.8%) to income from continuing operations before taxes and equity in joint ventures for the reasons below (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Statutory tax rate		25.8%		25.8%		25.8%
Income tax expense at statutory rate	$	21,041	$	2,089	$	1,387
Permanent differences		6,616		9,332		12,187
Effect of overseas tax rates		7,158		30,572		(4,024)
Net tax charge related to attributes with full valuation allowance		(9,247)		(7,408)		28,267
Exempt dividends from joint ventures		(276)		–		(2,649)
Return to provision adjustments		(4,719)		(884)		(5,966)
Withholding taxes		12,545		3,479		3,029
Foreign exchange movements on tax balances		3,766		2,908		694
Movement in uncertain tax positions		6,101		2,958		8,322
Others		3,063		1,261		
Income tax expense	$	46,048	$	44,307	$	41,247
Effective tax rate		56.5%		547.4%		768.0%

Deferred tax assets and liabilities are recorded for the anticipated future tax effects of temporary differences between the financial statement basis and tax basis of our assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are projected to reverse.

The primary components of our deferred tax assets and liabilities as of December 31, 2024 and 2023 were as follows (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carry forwards	$ 769,518	$ 760,720
Employee compensation and benefits	8,817	10,224
Depreciation	82,188	77,174
Other	60,698	53,202
Investment in partnership	12,443	-
Intangibles	13,114	13,485
Valuation allowance	(872,365)	(862,201)
Total deferred tax assets	74,413	52,604
Deferred tax liabilities:		
Depreciation	(46,004)	(26,172)
Goodwill and other intangibles	(52,773)	(32,955)
Investment in partnership	(289)	(1,274)
Other	(19,657)	(14,909)
Total deferred tax liabilities	(118,723)	(75,310)
Net deferred tax liabilities	$ (44,310)	$ (22,706)

We recognize a valuation allowance where it is more likely than not that some or all of the deferred tax assets will not be realized. The realization of a deferred tax asset is dependent upon the ability to generate sufficient taxable income in the appropriate taxing jurisdictions where the deferred tax assets are initially recognized.

The changes in valuation allowances were as follows (in thousands):

	Year Ended December 31		
	2024	2023	2022
Balance at the beginning of the period	$ 862,200	$ 881,286	$ 829,087
Additions	168,732	88,497	146,451
Reductions	(158,567)	(107,582)	(94,252)
Balance at end of period	$ 872,365	$ 862,201	$ 881,286

As of December 31, 2024, the Company had U.S. federal net operating loss carryforwards ("NOLs") excluding interest limitations of approximately $608.6 million, net of existing Section 382 (as defined below) limitations. $144.7 million of these NOLs were incurred prior to January 1, 2018 and will begin to expire, if unused, in 2036. $463.9 million of these NOLs were incurred on or after January 1, 2018 and will not expire and will be carried forward indefinitely.

Section 382 of the Code ("Section 382") imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an "ownership change" (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation's NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation's stock at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.

The Company underwent an ownership change under Section 382 as a result of the Merger, which will trigger a limitation (calculated as described above) on the combined company's ability to utilize any historic Frank's NOLs and will cause some of the Frank's NOLs incurred prior to January 1, 2018 to expire before the combined company will be able to utilize them to reduce taxable income in future periods.

The exchange of ordinary shares of Legacy Expro for shares of the Company's common stock ("Company Common Stock") in the Merger was, standing alone, insufficient to result in an ownership change with respect to Legacy Expro. However, the Company will undergo an ownership change as a result of the Merger taking into account other changes in ownership of Company stock occurring within the relevant three-year period described above. Due to the ownership change with respect to Legacy Expro as a result of the Merger, the combined company will be prevented from fully utilizing Legacy Expro's historic NOLs incurred prior to January 1, 2018 prior to their expiration.

As of December 31, 2024, we did not recognize deferred taxes on the accumulated unremitted earnings of our foreign subsidiaries, which we consider indefinitely reinvested. Any additional taxes due with respect to the reversal of the outside basis difference in our foreign subsidiaries as a result of a repatriation would generally be limited to the tax effect of currency gains or losses, capital gains, foreign withholding, and state taxes. It is not practical to estimate the amount of tax that could ultimately be due if such earnings were remitted. However, if our expectations were to change regarding future tax consequences, we may be required to record additional deferred taxes that could have a material effect on our consolidated financial statements.

We have performed an analysis of uncertain tax positions in the various jurisdictions in which we operate and concluded that we are adequately provided. Our tax filings are subject to regular audits by tax authorities in the various jurisdictions in which we operate. Tax liabilities are based on estimates, however due to the uncertain and complex application of tax legislation, the ultimate resolution of audits may be materially different to our estimates.

The Company is subject to income taxation in many jurisdictions around the world. The following table presents the changes in our uncertain tax positions as of December 31, 2024 and 2023 (in thousands):

	Year ended December 31		
	2024		**2023**
Balance at the beginning of the period	$ 89,644	$	88,137
Additions based on tax positions related to current period	4,292		3,042
Additions for tax positions of prior year period	2,108		2,125
Additions in relation to the Coretrax Acquisition	9,848		-
Settlements with tax authorities	(71)		(1,945)
Reductions for tax positions of prior years	(30,357)		(714)
Reductions due to the lapse of statute of limitations	(42)		(976)
Effect of changes in foreign exchange rates	(896)		(25)
Balance at the end of the period	$ 74,526	$	89,644

The amounts above include penalties and interest of $12.7 million and $11.6 million for the years ended December 31, 2024 and 2023, respectively. We classify penalties and interest relating to uncertain tax positions within income tax expense in the consolidated statements of operations.

Approximately $74.5 million and $59.5 million of unrecognized tax benefits as of December 31, 2024 and 2023 respectively, included in "Other non-current liabilities" on the consolidated balance sheets, would positively impact our future rate and be recognized as additional tax benefit in our statement of operations if resolved in our favor.

We file income tax returns in the Netherlands and in various other foreign jurisdictions in respect of the Company's subsidiaries. In all cases we are no longer subject to income tax examination by tax authorities for years prior to 2009. Tax filings of our subsidiaries, branches and related entities are routinely examined in the normal course of business by the relevant tax authorities. We believe that there are no jurisdictions in which the outcome of unresolved issues is likely to be material to our results of operations, financial position or cash flows.

In 2021 the Organization for Economic Co-operation and Development ("OECD") announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently multiple sets of administrative guidance have been issued. Many non-US tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 (including the European Union Member States) with the adoption of additional components in later years or announced their plans to enact legislation in future years. We have evaluated the impact of the OECD's Pillar 2 rules and determined they do not have a material impact on our consolidated financial statements.

8.   Investment in joint ventures

We have investments in two joint ventures, which together provide us access to certain Asian markets that otherwise would be challenging for us to penetrate or develop effectively on our own. COSL - Expro Testing Services (Tianjin) Co. Ltd ("CETS"), in which we have a 50% equity interest, has extensive offshore well testing and completions capabilities and a reputation for providing technology-driven solutions in China. Similarly, PV Drilling Expro International Co. Ltd. ("PVD-Expro") in which we have a 49% equity interest, offers the full suite of the Company's products and services, including well testing and completions, in Vietnam. Both of these are strategic to our activities and offer the full capabilities and technology of the Company, but each company is independently managed.

The carrying value of our investment in joint ventures as of December 31, 2024 and 2023 was as follows (in thousands):

	December 31,			
	2024		**2023**	
CETS	$	70,696	$	62,704
PVD-Expro		2,316		3,698
Total	$	73,012	$	66,402

9.   Accounts receivable, net

Accounts receivable, net consisted of the following as of December 31, 2024 and 2023 (in thousands):

	December 31,			
	2024		**2023**	
Accounts receivable	$	545,117	$	497,135
Less: Expected credit losses		(20,115)		(18,248)
Total	$	525,002	$	478,887
Current	$	517,570	$	469,119
Non – current		7,432		9,768
Total	$	525,002	$	478,887

The movement of expected credit losses for the years ended December 31, 2024, 2023 and 2022 was as follows (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Balance at beginning of year	$	18,248	$	12,680	$	9,392
Additions		2,464		6,139		4,096
Deductions		(597)		(571)		(808)
Balance at end of year	$	20,115	$	18,248	$	12,680

10.   Inventories

Inventories consisted of the following as of December 31, 2024 and 2023 (in thousands):

	December 31,			
	2024		**2023**	
Finished goods	$	13,318	$	25,854
Raw materials, equipment spares and consumables		143,496		99,011
Work-in progress		2,226		18,460
Total	$	159,040	$	143,325

11.   Other assets and liabilities

Other assets consisted of the following as of December 31, 2024 and 2023 (in thousands):

		December 31,		
		2024		**2023**
Prepayments	$	34,736	$	28,725
Value-added tax receivables		27,453		20,622
Collateral deposits		716		1,886
Deposits		9,396		8,912
Other		12,771		10,566
Total	$	85,072	$	70,711
Current	$	74,132	$	58,409
Non – current		10,940		12,302
Total	$	85,072	$	70,711

Other liabilities consisted of the following as of December 31, 2024 and 2023 (in thousands):

		December 31,		
		2024		**2023**
Deferred revenue	$	7,108	$	27,206
Other tax and social security		32,648		34,004
Provisions		48,042		38,576
Contingent consideration liabilities		11,026		24,705
Other		18,187		17,855
Total	$	117,011	$	142,346
Current	$	72,209	$	98,144
Non – current		44,802		44,202
Total	$	117,011	$	142,346

85

12.   Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024 and 2023 (in thousands):

| | December 31, | | | |
	2024		2023	
Accounts payable – trade	$	143,727	$	146,759
Payroll, vacation and other employee benefits		45,675		43,924
Accruals for goods received not invoiced		15,469		22,921
Other accrued liabilities		135,427		112,521
Total	$	340,298	$	326,125

13.   Property, plant and equipment, net

Property, plant and equipment, net consisted of the following as of December 31, 2024 and 2023 (in thousands):

| | December 31, | | | |
	2024		2023	
Cost:				
Land	$	22,176	$	22,176
Land improvement		3,332		3,332
Buildings and lease hold improvements		107,110		100,404
Plant and equipment		1,128,525		971,178
		1,261,143		1,097,090
Less: accumulated depreciation		(697,446)		(583,868)
Total	$	563,697	$	513,222

The carrying amount of our property, plant and equipment recognized in respect of assets held under finance leases as of December 31, 2024 and 2023 and included in amounts above is as follows (in thousands):

| | December 31, | | | |
	2024		2023	
Cost:				
Buildings	$	23,624	$	23,859
Plant and equipment		236		589
		23,860		24,448
Less: accumulated amortization		(11,694)		(10,315)
Total	$	12,166	$	14,133

Depreciation expense related to property, plant and equipment, including assets under finance leases, was $115.5 million, $133.4 million and $102.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

No impairment expense related to property, plant, and equipment was recognized for the years ended December 31, 2024, 2023 and 2022.

No assets held for sale were sold during the year ended December 31, 2024. During the years ended December 31, 2023 and 2022 assets held for sale were sold for net proceeds of $2.0 million and $6.3 million, respectively.

14. Intangible assets, net

The following table summarizes our intangible assets comprising of Customer Relationships & Contracts ("CR&C"), Trademarks, Technology and Software as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024			December 31, 2023			December 31, 2024
	Gross carrying amount	Accumulated impairment and amortization	Net book value	Gross carrying amount	Accumulated impairment and amortization	Net book value	Weighted average remaining life (years)
CR&C	$ 302,605	$ (164,817)	$ 137,788	$ 256,835	$ (139,302)	$ 117,533	7.2
Trademarks	64,244	(41,141)	23,103	58,977	(36,578)	22,399	5.2
Technology	229,022	(95,713)	133,309	179,154	(82,266)	96,888	11.3
Software	21,494	(16,838)	4,656	15,248	(12,352)	2,896	1.0
Total	$ 617,365	$ (318,509)	$ 298,856	$ 510,214	$ (270,498)	$ 239,716	8.8

Amortization expense for intangible assets was $48.0 million, $38.5 million and $37.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table summarizes the intangible assets which were acquired pursuant to the Coretrax Acquisition in 2024 (in thousands):

	Acquired Fair Value	Weighted average life (years)
Coretrax:		
CR&C	$ 45,883	13.0
Trademarks	5,251	5.0
Software	648	1.0
Technology	49,868	10-15
Total	$ 101,650	13.0

The following table summarizes the intangible assets which were acquired pursuant to the DeltaTek Acquisition and the PRT Acquisition during 2023 (in thousands):

	Acquired Fair Value	Weighted average life
DeltaTek:		
CR&C	$ 2,571	6.0
Trademarks	257	5.0
Technology	8,237	15.0
Total	$ 11,065	12.7
PRT:		
CR&C	$ 32,048	10.0
Trademarks	1,627	4.0
Technology	265	15.0
Total	$ 33,940	9.8

No impairment expense associated with our intangible assets was recognized during the years ended December 31, 2024, 2023 and 2022.

Expected future intangible asset amortization as of December 31, 2024 is as follows (in thousands):

Years ending December 31,		
2025	$	51,564
2026		46,593
2027		46,593
2028		43,100
2029		16,671
Thereafter		94,335
Total	$	298,856

15. Goodwill

Our operating segments, NLA, ESSA, MENA and APAC, are also our reporting units. The allocation of goodwill by operating segment was as follows (in thousands):

	December 31,			
		2024		**2023**
NLA	$	164,505	$	139,512
ESSA		102,379		83,319
MENA		49,579		5,441
APAC		32,455		19,415
Total	$	348,918	$	247,687

The following table provides the gross carrying amount and cumulative impairment expense of goodwill for each operating segment as of December 31, 2024 and 2023 (in thousands):

	2024					2023				
	Cost	Acquired in acquisitions	Measurement period adjustments	Accumulated impairment	Net Book Value	Cost	Acquired in acquisitions	Measurement period adjustments	Accumulated impairment	Net Book Value
NLA	$ 176,853	$ 22,986	$ 2,007	$ (37,341)	$ 164,505	$ 155,852	$ 20,703	$ 298	$ (37,341)	$ 139,512
ESSA	$ 97,797	18,197	863	(14,478)	102,379	94,536	2,863	398	(14,478)	83,319
MENA	$ 131,824	42,140	1,998	(126,383)	49,579	130,601	1,074	149	(126,383)	5,441
APAC	$ 59,528	12,450	590	(40,113)	32,455	58,306	1,073	149	(40,113)	19,415
Total	$ 466,002	$ 95,773	$ 5,458	$ (218,315)	$ 348,918	$ 439,295	$ 25,713	$ 994	$ (218,315)	$ 247,687

During 2024, the Company initially recognized goodwill totaling $95.8 million from the Coretrax Acquisition and made net measurement period adjustments of $5.5 million related to the Coretrax Acquisition and PRT Acquisition. During 2023, the Company initially recognized goodwill totaling $25.7 million from the DeltaTek Acquisition and PRT Acquisition and made measurement period adjustments of $1.0 million related to the DeltaTek Acquisition. Please see Note 3 *"Business combinations and dispositions"* for additional information.

No goodwill impairment expense was recognized during the years ended December 31, 2024, 2023 and 2022.

16.   Interest bearing loans

On October 6, 2023, we amended and restated the previous facility agreement pursuant to an amendment and restatement agreement (the "Amended and Restated Facility Agreement") with DNB Bank ASA, London Branch, as agent, in order to extend the maturity of the revolving credit facility agreement. The maturity date of the Amended and Restated Facility Agreement is October 6, 2026. The Amended and Restated Facility Agreement increased the total commitments to $250.0 million, of which $166.7 million was available for drawdowns as loans and $83.3 million was available for letters of credit. The Company has the ability to increase the commitments to $350.0 million.

Borrowings under the Amended and Restated Facility Agreement bear interest at a rate per annum of Term SOFR (as defined in the Amended and Restated Facility Agreement), subject to a 0.00% floor, plus an applicable margin of 3.75% (which is subject to a margin ratchet which reduces the margin in 4 step downs according to the Total Net Leverage Ratio (as defined in the Amended and Restated Facility Agreement)) for cash borrowings or 2.50% for letters of credit (which are similarly subject to a margin ratchet which reduces the margin in 4 step downs according to the Total Net Leverage Ratio). A 0.40% per annum fronting fee applies to letters of credit, and an additional 0.25% or 0.50% per annum utilization fee is payable on cash borrowings to the extent one-third or two-thirds, respectively, or more of Facility A (as defined in the Amended and Restated Facility Agreement) commitments are drawn. The unused portion of the Amended and Restated Facility Agreement is subject to a commitment fee of 35% per annum of the applicable margin.

The Amended and Restated Facility Agreement retains various undertakings and affirmative and negative covenants (with certain agreed amendments) which limit, subject to certain customary exceptions and thresholds, the Company and its subsidiaries' ability to, among other things, (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments, acquisitions, or loans and create or incur liens; (4) pay certain dividends or make other distributions and (5) engage in transactions with affiliates. The Amended and Restated Facility Agreement amends certain of the financial covenants such that the Company is required to maintain (i) a minimum interest cover ratio of 4.0 to 1.0 based on the ratio of EBITDA to net finance charges and (ii) a maximum total net leverage ratio of 2.50 to 1.0 based on the ratio of total net debt to EBITDA, in each case tested quarterly on a last-twelve-months basis, subject to certain exceptions. We are in compliance with all our debt covenants as of December 31, 2024.

On May 15, 2024, the Company established an incremental facility under its Amended and Restated Facility Agreement, in order to increase its existing $250.0 million revolving credit facility by an additional $90.0 million in commitments, to a total of $340.0 million, of which $256.7 million was available for drawdowns as loans and $83.3 million was available for letters of credit. The establishment of the incremental facility was accomplished by a notice entered into with DNB Bank ASA as Agent, together with a consortium of banks as lenders. The incremental facility has the same terms and conditions as the existing facility provided under the Amended and Restated Facility Agreement. The incremental facility is available for the same general corporate purposes as the existing facility provided under the Amended and Restated Facility Agreement, including acquisitions. On May 15, 2024, the Company drew down on the new facility in the amount of approximately $76.1 million to partially finance the Coretrax Acquisition.

As of December 31, 2024 and December 31, 2023, we had $121.1 million and $20.0 million, respectively, of borrowings outstanding under the Amended and Restated Facility Agreement. The effective interest rate on our outstanding borrowings was 7.6% as of December 31, 2024. We utilized $48.5 million and $50.4 million as of December 31, 2024 and December 31, 2023, respectively, for bonds and guarantees.

17.   **Leases**

We are a lessee for numerous operating leases, primarily related to real estate, transportation and equipment. The terms and conditions for these leases vary by the type of underlying asset. The vast majority of our operating leases have terms ranging between one and fifteen years, some of which include options to extend the leases, and some of which include options to terminate the leases. We include the renewal or termination options in the lease terms, when it is reasonably certain that we will exercise that option. We also lease certain real estate and equipment under finance leases. Our lease contracts generally do not provide any guaranteed residual values.

The accounting for some of our leases may require significant judgment, which includes determining whether a contract contains a lease, determining the incremental borrowing rates to utilize in our net present value calculation of lease payments for lease agreements which do not provide an implicit rate, and assessing the likelihood of renewal or termination options.

The following tables illustrate the financial impact of our leases as of and for the years ended December 31, 2024, 2023 and 2022, along with other supplemental information about our existing leases (in thousands, except years and percentages):

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
Components of lease expenses:						
Finance lease expense:						
Amortization of right of use assets	$	1,826	$	1,230	$	1,352
Interest incurred on lease liabilities		2,296		1,969		2,006
Operating lease expense		28,585		26,451		26,231
Short term lease expense		111,994		121,615		84,045
Total lease expense	$	144,701	$	151,265	$	113,634

| | December 31, | | |
	2024	2023	2022
Other supplementary information (in thousands, except years and discount rates):			
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 27,429	$ 28,269	$ 28,454
Right-of-use assets obtained in an exchange for lease obligations:			
Operating leases	$ 14,083	$ 13,022	$ 15,051
Weighted average remaining lease term:			
Operating leases	5.8	7.0	6.9
Finance leases	7.5	8.2	10.1
Weighted average discount rate:			
Operating leases	9.1%	9.6%	8.9%
Finance leases	12.9%	12.6%	12.9%

The operating cash flows for finance leases approximates the interest expense for the year.

As of December 31, 2024, maturity of our lease liabilities are as follows (in thousands):

		Operating Leases		Finance Leases
Years ending December 31,				
2025	$	21,764	$	4,124
2026		15,633		4,115
2027		12,052		3,633
2028		10,366		2,976
2029		7,216		2,836
Due after 5 years		19,033		9,108
	$	86,064	$	26,792
Less: amounts representing interest		(20,323)		(10,552)
Total	$	65,741	$	16,240
Current portion	$	17,253	$	2,234
Noncurrent portion		48,488		14,006
Total	$	65,741	$	16,240

18.   Commitments and contingencies

Commercial Commitments

During the normal course of business, we enter into commercial commitments in the form of letters of credit and bank guarantees to provide financial and performance assurance to third parties.

We entered into contractual commitments for the acquisition of property, plant and equipment totaling $31.1 million and $36.7 million as of December 31, 2024 and 2023, respectively. We also entered into purchase commitments related to inventory on an as-needed basis. As of December 31, 2024 and 2023, inventory purchase commitments were $31.0 million and $23.7 million, respectively.

We are committed under various lease agreements primarily related to real estate, vehicles and certain equipment that expire at various dates throughout the next several years. Refer to Note 17 "*Leases*" for further details.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable a material loss has been incurred and the amount of liability can be reasonably estimated, then the estimated liability would be accrued in our consolidated financial statements. If the assessment indicates a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are the subject of lawsuits and claims arising in the ordinary course of business from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. We believe the probability is remote that the ultimate outcome of these matters would have a material adverse effect on our financial position, results of operations or cash flows.

We have conducted an internal investigation of the operations of certain of the Company's foreign subsidiaries in West Africa including possible violations of the U.S. Foreign Corrupt Practices Act, our policies and other applicable laws. In June 2016, we voluntarily disclosed the existence of our internal review to the SEC and the U.S. Department of Justice ("DOJ"). On April 26, 2023, the SEC issued a cease-and-desist order against the Company pursuant to section 21C of the Securities Exchange Act of 1934 ("Exchange Act"). Under this Order, the Company neither admitted nor denied any of the SEC's findings and agreed to cease and desist from committing or causing any violations and any future violations of the anti-bribery, books and records and internal accounting controls requirements of the FCPA and the Exchange Act. In accepting the Company's settlement offer, the SEC noted the Company's self-reporting, co-operation afforded to the SEC staff and remedial action including improving the Company's internal controls and further enhancements to its internal controls environment and compliance program following the Merger. The Company paid $8.0 million to the SEC in respect of disgorgement, prejudgment interest and civil penalty during the second quarter of 2023.

We had no material accruals for loss contingencies, individually or in the aggregate, as of December 31, 2024 and December 31, 2023.

19.   Post-retirement benefits

We operate a number of post-retirement benefit plans, primarily consisting of defined contribution plans for U.S. and non-U.S. employees. We also sponsor defined benefit pension plans for certain employees located in the U.K., Norway and Indonesia. The majority of our post-retirement expense relates to defined contribution plans. The assets of the various defined benefit plans are held separately from those of the Company. Our principal retirement savings plans and pension plans are discussed below.

Defined contribution plans

We offer various defined contribution plans for employees around the globe as per local statute and market practice. Specific to our largest employee populations, for employees in the U.S., we offer a 401(k) plan, which is a defined contribution retirement savings plan to which the employer matches employee contributions up to 4% of eligible earnings. For U.K. employees, we offer the Group Personal Pension plan, which is a portable, personal pension plan to which the employer contributes on a matching basis between a base of 4.5% and a ceiling of 6% of base salary.

Expense recognized in respect of these plans were $17.1 million, $12.7 million and $8.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Defined benefit plans

We offer a pension plan to certain of our U.K. employees, which qualifies as a defined benefit plan. Effective October 1, 1999, this plan was closed to new entrants. The contributions to the plan are determined by a qualified external actuary on the basis of an annual valuation.

In December 2015, the decision was taken to close the U.K. defined benefit plan ("DB Plan") to new accruals. The status of the DB Plan's remaining active members has changed to that of deferred members. This change affected approximately 80 employees. As deferred members, these employees will no longer accrue further benefits under the DB Plan through their service. However, benefits earned through past service are retained and will continue to increase with inflation. In addition, affected individuals were auto-enrolled in the Company's defined contribution pension plan.

On December 28, 2020, the Company, with the written consent of the trustees, amended the DB Plan rules to introduce a new pension option for members who retire before their state pension age, a bridging pension option. Under this new option, a plan member who receives his or her pension before the later of age 65 or their state pension age can elect to have their pension temporarily increased at retirement and then reduced at the time of state pension.

Key assumptions

The major assumptions, included on a weighted average basis across the defined benefit plans, used to calculate the defined benefit plan liabilities were:

	December 31,		
	2024	**2023**	**2022**
Discount rate	5.4%	4.5%	4.7%
Expected return on plan assets	6.5%	5.8%	5.6%
Expected rate of salary increases	0.1%	0.1%	0.1%

The discount rate has been calculated with reference to AA rated corporate bonds of a suitable maturity. Expected rates of salary increases have been estimated by management following a review of the participant data. Within the U.K. plans pensionable salary was frozen in 2012 resulting in the reduction in the weighted average assumption for salary increases disclosed above.

The expected long-term return on cash is based on cash deposit rates available at the reporting date. The expected return on bonds is determined by reference to U.K. long term government bonds and bond yields at the reporting date. The expected rates of return on equities and property have been determined by setting an appropriate risk premium above government bond yields having regard to market conditions at the reporting date.

Net periodic benefit cost

Amounts recognized in the consolidated statements of operations and in the consolidated statements of comprehensive loss in respect of the defined benefit plans were as follows (in thousands):

	Year Ended December 31,					
		2024		**2023**		**2022**
Current service cost	$	(347)	$	(350)	$	(357)
Interest cost		(6,507)		(6,177)		(4,307)
Expected return on plan assets		7,954		6,977		6,796
Amortization of prior service credit		249		249		249
Reclassified net remeasurement gains		203		453		-
Amounts included in consolidated statements of operations	$	1,552	$	1,152	$	2,381
Actuarial (loss) gain on defined benefit plans	$	(7,396)	$	(4,529)	$	7,440
Amortization of prior service credit		(249)		(249)		(249)
Reclassified net remeasurement (loss)		(203)		(453)		-
Other comprehensive (loss) income	$	(7,848)	$	(5,231)	$	7,191
Total comprehensive (loss) income	$	(6,296)	$	(4,079)	$	9,572

The service costs have primarily been included in "Cost of revenue, excluding depreciation and amortization" in the consolidated statements of operations. Interest cost, expected return on plan assets and plan curtailment / amendment events have been recognized in "Other income, net" in the consolidated statements of operations.

The actuarial gain (loss) is derived from the components shown in the table below (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Actuarial (loss) gain on assets	$ (10,051)	$ 2,319	$ (74,332)
Actuarial gain (loss) on liabilities	2,655	(6,848)	81,772
Actuarial (loss) gain on defined benefit plans	$ (7,396)	$ (4,529)	$ 7,440

The actuarial loss on the benefit obligation for the year December 31, 2024 has arisen primarily as a result of lower than anticipated returns on the plan's assets, and more costly than anticipated membership movements. This was offset by rises in corporate bond yields and lower than anticipated inflation over 2024.

The amount of employer contributions expected to be paid to our defined benefit plans during the years to December 31, 2034 is set out below (in thousands):

Years ending December 31:		
2025	$	6,033
2026	$	6,275
2027	$	6,630
2028	$	6,815
2029	$	4,346
Thereafter to December 31, 2034	$	3,686

The amounts included in the consolidated balance sheets arising from our obligations in respect of defined retirement benefit plans and post-employment benefits was as follows (in thousands):

	December 31,		
	2024		**2023**
Present value of defined benefit obligations	$ (142,646)	$	(148,167)
Fair value of plan assets	132,216		137,725
Deficit recognized under non-current liabilities	$ (10,430)	$	(10,442)

Changes in the present value of defined benefit obligations were as follows (in thousands):

	December 31,		
	2024		**2023**
Opening balance	$ (148,167)	$	(135,182)
Current service cost	(347)		(350)
Interest cost	(6,507)		(6,177)
Actuarial gain (loss)	2,655		(6,848)
Exchange differences	2,689		(6,905)
Benefits paid	7,031		7,295
Ending balance	$ (142,646)	$	(148,167)

Movements in fair value of plan assets were as follows (in thousands):

	December 31,		
	2024		**2023**
Opening balance	$ 137,725	$	123,840
Actual return on plan assets	(2,097)		9,296
Exchange differences	(2,368)		6,344
Contributions from the sponsoring companies	5,987		5,540
Benefits paid	(7,031)		(7,295)
Ending balance	$ 132,216	$	137,725

The actual return on plan assets consists of the following (in thousands):

	December 31,		
	2024	2023	2022
Expected return on plan assets	$ 7,954	$ 6,977	$ 6,796
Actuarial (loss) gain on plan assets	(10,051)	2,319	(74,332)
Actual return on plan assets	$ (2,097)	$ 9,296	$ (67,536)

Information for pension plans with an accumulated benefit obligation in excess of plan assets were as follows (in thousands):

	December 31,	
	2024	2023
Accumulated benefit obligation	$ 141,831	$ 147,129
Fair value of plan assets	$ 132,216	$ 137,725

The investment strategy of the main U.K. plan ("U.K. Plan") is set by the trustees and is based on advice received from an investment consultant. The primary investment objective for the U.K. Plan is to achieve an overall rate of return that is sufficient to provide that assets are available to meet all liabilities as and when they become due. In doing so, the aim is to maximize returns at an acceptable level of risk taking into consideration the circumstances of the U.K. Plan.

The investment strategy has been determined after considering the U.K. Plan's liability profile and requirements of the U.K. statutory funding objective, and an appropriate level of investment risk.

Taking all these factors into consideration, approximately 45% of the assets are invested in a growth portfolio, comprising diversified growth funds ("DGFs") and property, and approximately 55% of the assets in a stabilizing portfolio, comprising corporate bonds and liability driven investments. DGFs are actively managed multi-asset funds. The managers of the DGFs aim to deliver equity like returns in the long term, with lower volatility. They seek to do this by investing in a wide range of assets and investment contracts in order to implement their market views.

The present value of the U.K. Plan's future benefits payments to members is sensitive to changes in long term interest rates and long-term inflation expectations. Liability driven investment ("LDI") funds are more sensitive to changes in these factors and therefore provide more efficient hedging than traditional bonds. A small proportion of the assets have therefore been invested in LDI funds to help to reduce the volatility of the U.K. Plan's funding position. The hedging level is expected to be increased over time as the U.K. Plan's funding position improves.

Assets of the other plans are invested in a combination of equity, bonds, real estate and insurance contracts.

The analysis of the plan assets and the expected rate of return at the reporting date were as follows (in thousands):

	December 31, 2024		December 31, 2023	
	Expected rate of return %	Fair value of asset	Expected rate of return %	Fair value of asset
Mutual funds				
DGFs	8.4	$ 61,872	7.7	$ 64,023
LDI funds	4.9	41,800	4.2	47,283
Bond funds	4.9	27,286	4.4	24,835
Equities	1.7	369	3.7	185
Other assets	3.8	889	4.0	1,399
Total		$ 132,216		$ 137,725

The aggregated asset categorization for the plans were as follows (in thousands):

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds:				
DGFs	$ 61,872	$ -	$ -	$ 61,872
LDI funds	41,800	-	-	41,800
Bond funds	27,286	-	-	27,286
Equities	369	-	-	369
Other assets	519	62	308	889
Total	$ 131,846	$ 62	$ 308	$ 132,216

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds:				
DGFs	$ 64,023	$ -	$ -	$ 64,023
LDI funds	47,283	-	-	47,283
Bond funds	24,835	-	-	24,835
Equities	185	-	-	185
Other assets	785	277	337	1,399
Total	$ 137,111	$ 277	$ 337	$ 137,725

Other assets primarily represent insurance contracts. The fair value is estimated, based on the underlying defined benefit obligation assumed by the insurers.

Movements in fair value of Level 3 assets were as follows (in thousands):

| | December 31, | |
	2024	2023
Opening balance	$ 337	$ 383
Actual return on plan assets	11	10
Exchange differences	(77)	(88)
Contributions from the sponsoring companies	37	32
Ending balance	$ 308	$ 337

20.   Stock-based compensation

Management Incentive Plan

During October 2018, Legacy Expro's board of directors approved the Management Incentive Plan ("MIP") which was comprised of (a) stock options to non-executive directors and key management personnel and (b) restricted stock units. The outstanding awards under the MIP were assumed by the Company in connection with the Merger.

MIP Stock options

Stock options issued under the MIP vest over a three- or four-year vesting period as defined in the award agreement, subject to the fulfilment of continued service and a performance condition related to the occurrence of a Liquidity Event (as defined in the MIP). Additionally, a portion of the management options are subject to performance conditions linked to an internal rate of return.

Due to the nature of the performance conditions, recognition of compensation expense for the stock options was deferred until the occurrence of a Liquidity Event as the performance condition was deemed to be improbable. On October 1, 2021, the MIP stock options were modified to redefine the occurrence of the Liquidity Event to the closing of the Merger. Upon Closing, the MIP stock options were exchanged for options to purchase Company Common Stock based on the post-reverse stock split Exchange Ratio of 1.2120 to 1 (as provided in the Merger Agreement). As of the modification date, there were 6.9 million MIP stock options issued and outstanding.

The aforementioned event was accounted for as an improbable-to-probable modification and as a result, the fair value of all of the issued and outstanding MIP stock options was determined as of the Closing Date. Compensation expense was immediately recognized upon the Merger closing for all MIP stock options in which the service period was fulfilled. For the stock options in which the service period was not fulfilled, stock-based compensation expense is to be recognized based on the total modification date fair value of the associated awards on a straight-line basis over the remaining service period.

The Company recognized no expense related to the MIP stock options during the year ended December 31, 2024 and stock-based compensation expense of $0.9 million and $3.6 million during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2024, there was no unrecognized stock compensation expense relating to MIP stock options.

As of December 31, 2024, 2023 and 2022, there were 2.7 million, 2.9 million and 6.7 million, respectively, MIP stock options issued and outstanding with a weighted average exercise price of $17.16, $17.17 and $17.19, respectively. There were no stock options granted during 2022, 2023 or 2024 and there are no plans to grant stock options in 2025. During the year ended December 31, 2024 there were 0.2 million options exercised at a weighted average exercise price of $17.33 and no options forfeited or expired. As of December 31, 2024, there were 2.7 million exercisable MIP stock options with a weighted average exercise price of $17.16 per option.

The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised was $1.0 million and $1.8 million during 2024 and 2023. The total intrinsic value of options exercised was not material during 2022. As of December 31, 2024, options outstanding and exercisable had no intrinsic value and a weighted-average remaining life of 3.1 years.

The key assumptions used to estimate the fair value of the MIP stock options were as follows:

Risk free interest rate	0.04%
Expected volatility	55%
Dividend yield	0.0%
Stock price on valuation date	$18.90

Expro Group Holdings N.V. Long-Term Incentive Plan

Effective May 25, 2022, the Expro Group Holdings N.V. 2022 Long-Term Incentive Plan (the "2022 LTIP" plan) was adopted and established by the Board and approved by the Company's stockholders. Pursuant to the 2022 LTIP, stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other types of equity and cash incentive awards may be granted to employees, non-employee directors and consultants. The LTIP expires after 10 years, unless prior to that date the maximum number of shares available for issuance under the plan has been issued or our Board terminates the plan. There are approximately 13.2 million shares of common stock reserved for issuance under the LTIP. As of December 31, 2024, approximately 8.4 million shares remained available for issuance.

LTIP Restricted Stock Units ("LTIP RSUs")

All RSUs granted under the LTIP vest ratably over a period of one to three years. Shares withheld from employees to settle personal tax obligations that arose as a result of RSUs that vested are included in our treasury stock. Certain RSU awards provide for accelerated vesting for qualifying terminations of employment or service.

Employees granted LTIP RSUs are not entitled to dividends declared on the underlying shares while the RSU is unvested. As such, the grant date fair value of the award is measured by reducing the closing price of our common stock as of the day before the grant date by the present value of the dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate.

Stock-based compensation expense relating to LTIP RSUs was $18.2 million, $13.3 million and $11.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. The total fair value of LTIP RSUs vested during the years ended December 31, 2024, 2023 and 2022 was $13.8 million, $11.1 million and $13.0 million respectively. As of December 31, 2024, unrecognized stock compensation expense relating to LTIP RSUs totaled approximately $27.2 million, which will be expensed over a weighted average period of 1.3 years.

The following is a summary of RSU information and weighted-average grant-date fair values for Expro's LTIP RSUs:

	Number of Shares		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2021	1,235,100	$	20.49
Granted	913,034		16.51
Vested	(593,037)		21.91
Forfeited	(70,899)		18.80
Non-vested at December 31, 2022	1,484,198		17.51
Granted	940,176		19.07
Vested	(640,145)		17.37
Forfeited	(67,415)		18.07
Non-vested at December 31, 2023	1,716,814		18.39
Granted	1,345,933		19.50
Vested	(761,726)		18.05
Forfeited	(59,859)		18.67
Non-vested at December 31, 2024	2,241,162	$	19.15

Performance Restricted Stock Units ("PRSUs")

The purpose of the PRSUs is to closely align the incentive compensation of the executive leadership team for the duration of the performance cycle with returns to the Company's shareholders and thereby further motivate the executive leadership team to create sustained value to the Company shareholders. The design of the PRSU grants effectuates this purpose by placing a material amount of incentive compensation for each executive at risk by offering an extraordinary reward for the attainment of extraordinary results.

Design features of the PRSU grant that in furtherance of this purpose include the following: (1) The vesting of the PRSUs is based on total shareholder return ("TSR") based on a comparison to the returns of a peer group, which is the SPDR S&P Oil & Gas Equipment and Services ETF. (2) TSR performance is calculated separately with respect to certain achievement periods included in the performance period as defined for each specific agreement. For certain PRSUs, TSR for the Company and the peer group shall be calculated using a 30-day averaging period for the 30 calendar days prior to the start of the applicable performance period and the last 30 calendar days of the applicable performance period to mitigate the effect of stock price volatility. The TSR calculation will assume reinvestment of dividends. (3) The ultimate number of shares to be issued pursuant to the PRSU awards will vary in proportion to the actual TSR achieved as a percentile compared to the peer group during the Performance Period as follows: (i) no shares will be issued if the Company's performance falls below the 25th percentile; (ii) 50% of the Target Level (as defined below) if the Company achieves a rank in the 25th percentile (the threshold level); (iii) 100% of the Target Level if the Company achieves a rank in the 50th percentile (the target level); (iv) 150% of the Target Level if the Company achieves a rank in the 75th percentile; and 200% of the Target Level if the Company achieves a rank in the 90th percentile and above (the maximum level). (4) Unless there is a qualifying termination as defined in the PRSU award agreement, the PRSUs of an executive will be forfeited upon an executive's termination of employment during the Performance Period.

Though the value of the PRSU grant may change for each participant, the compensation expense recorded by the Company is determined on the date of grant. Expected volatility is based on historical equity volatility of our stock-based on 50% of historical and 50% of implied volatility weighting commensurate with the expected term of the PRSU. The expected volatility considers factors such as the historical volatility of our share price and our peer group companies, implied volatility of our share price, length of time our shares have been publicly traded, and split- and dividend-adjusted closing stock prices.

In 2024, we granted 308,412 PRSUs ("Target Level") which have a performance period of the three-year period from January 1, 2024 to December 31, 2026 and a single three-year achievement period for the same time period. In 2023, we granted 260,762 PRSUs ("Target Level") which have a performance period of the three-year period from January 1, 2023 to December 31, 2025 and a single three-year achievement period for the same time period. In 2022, no shares were granted under the PRSU program.

The weighted average assumptions for the PRSUs granted in 2024 and 2023 were as follows:

	2024	2023
Total expected term (in years)	2.86	2.85
Expected volatility	58.0%	65.7%
Risk-free interest rate	4.53%	4.56%
Correlation range	42.7% to 70.4%	48.7% to 76.2%

In the event of death or disability, the restrictions related to forfeiture as defined in the performance awards agreement will lapse with respect to 100% of the PRSUs at the target level effective on the date of such event. In the event of involuntary termination except for cause, the Company may enter into a special vesting agreement with the executive under which the restrictions for forfeiture will not lapse upon such termination. In the event of a termination for any other reason prior to the end of the Performance Period, all PRSUs will be forfeited.

Stock-based compensation expense related to PRSUs was $7.4 million, $5.0 million and $3.2 million, respectively, for the years ended December 31, 2024, 2023 and 2022. The total fair value of PRSUs vested during the years ended December 31, 2024, 2023 and 2022, was $0.8 million, $0.5 million and $9.9 million respectively. As of December 31, 2024, unrecognized stock compensation expense relating to PRSUs totaled approximately $9.3 million, which will be expensed over a weighted average period of 1.1 years.

The following is a summary of PRSU information and weighted-average grant-date fair values for Expro's PRSUs:

	Number of Shares		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2021	691,631	$	27.75
Vested	(305,119)		32.50
Non-vested at December 31, 2022	386,512		24.00
Granted	260,762		33.03
Vested	(18,222)		26.63
Forfeited	(14,471)		20.55
Non-vested at December 31, 2023	614,581		27.83
Granted	308,412		26.00
Vested	(24,583)		31.22
Non-vested at December 31, 2024	898,410	$	27.11

Employee Stock Purchase Plan

As of July 1, 2023, the Expro Group Holdings N.V. 2023 Employee Stock Purchase Program ("ESPP") was effective. Under the ESPP eligible employees have the right to purchase shares of common stock at the lesser of (i) 85% of the last reported sale price of our common stock on the last trading date immediately preceding the first day of the option period, or (ii) 85% of the last reported sale price of our common stock on the last trading date immediately preceding the last day of the option period. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. We have reserved 5.0 million shares of our common stock for issuance under the ESPP; of which 4.9 million shares were available for issuance as of December 31, 2024. Effective July 1, 2024, the Sharesave Scheme (UK) was established as a sub-plan under the authority of Expro Group Holdings N.V. 2023 Employee Stock Purchase Program taking into account local taxation laws.

For the years ended December 31, 2024, 2023 and 2022, we recognized $0.7 million, $0.4 million and $0.5 million of compensation expense related to stock purchased under the ESPP, respectively.

21.   Earnings per share

Basic earnings (loss) per share attributable to Company stockholders is calculated by dividing net income (loss) attributable to the Company by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share attributable to Company stockholders is computed giving effect to all potential dilutive common stock, unless there is a net loss for the period. We apply the treasury stock method to determine the dilutive weighted average common shares represented by unvested restricted stock units, stock options and ESPP shares.

The calculation of basic and diluted loss per share attributable to the Company stockholder for years ended December 31, 2024, 2023 and 2022 respectively, are as follows (in thousands, except shares outstanding and per share amounts):

			Year Ended December 31,			
		2024		**2023**		**2022**
Net income (loss)	$	51,918	$	(23,360)	$	(20,145)
Basic weighted average number of shares outstanding		114,762		109,161		109,073
Effect of dilutive securities:						
Unvested restricted stock units		797		-		-
ESPP shares		11		-		-
Stock options		260		-		-
Diluted weighted average number of shares outstanding		115,830		109,161		109,073
Total basic earnings (loss) per share	$	0.45	$	(0.21)	$	(0.18)
Total diluted earnings (loss) per share	$	0.45	$	(0.21)	$	(0.18)

For the year ended December 31, 2024, approximately 1.8 million outstanding equity awards were excluded because the exercise price exceeded the average market price of the Company's common stock. For the years ended December 31, 2023 and 2022, the Company excluded all outstanding equity awards from the computation of diluted loss per share because their effect is antidilutive.

22.   **Related party transactions**

Our related parties consist primarily of CETS and PVD-Expro, the two companies in which we exert significant influence. During the years ended December 31, 2024, 2023 and 2022, we provided goods and services to related parties totaling $7.6 million, $13.0 million and $5.4 million, respectively. During the years ended December 31, 2024, 2023 and 2022, we received services from related parties totaling $0.1 million, $1.1 million and $1.0 million respectively.

Additionally, we entered into various operating lease agreements to lease facilities with affiliated companies. Rent expense associated with our related party leases was $0.3 million, $0.5 million and $0.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Further, during the years ended December 31, 2024, 2023 and 2022, we received dividends from CETS totaling $8.2 million, $8.3 million and $7.3 million, respectively.

As of December 31, 2024 and 2023, amounts receivable from related parties were $0.8 million and $2.7 million, respectively, and amounts payable to related parties were less than $0.1 million and $1.2 million as of December 31, 2024 and 2023, respectively.

23.   **Supplemental Cash Flow**

Supplemental disclosure of cash flow information includes the following for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Supplemental disclosure of cash flow information:						
Cash paid for income taxes net of refunds	$	(39,250)	$	(44,268)	$	(33,171)
Cash paid for interest, net		(11,871)		(2,177)		(3,851)
Change in accounts payable and accrued expenses related to capital expenditures		(2,311)		(7,926)		(14,721)

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure, and such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon the evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2024, at the reasonable assurance level.

Management's Report on Internal Controls

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

On May 15, 2024, Expro consummated the Coretrax Acquisition which was the acquisition of a privately-held company that was not subject to Section 404 of the Sarbanes-Oxley Act ("SOX"). As the Coretrax Acquisition occurred during the second quarter of 2024, and Coretrax was not previously subject to Section 404 of SOX, management concluded there was insufficient time for management to complete its assessment of the internal controls over financial reporting related to Coretrax, and, therefore, Coretrax's internal controls over financial reporting were excluded from this report on internal control over financial reporting.

Our management with the participation of the CEO and CFO conducted an evaluation of the effectiveness of the Company's internal control over financial reporting excluding Coretrax's internal controls as of December 31, 2024 (covering approximately 94% of the revenue on the Consolidated Statements of Operations for the year ended December 31, 2024 and 95% of the total assets on the Consolidated Balance Sheets as of December 31, 2024) based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on its evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

See *Report of Independent Registered Public Accounting Firm* under Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K.

Changes in Control Over Financial Reporting

As of December 31, 2024 management has concluded that there have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Securities Trading Arrangements with Officers and Directors

During the three months ended December 31, 2024 no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.


PART III


Item 10. Directors, Executive Officers, and Corporate Governance

Item 10 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2024.

Item 11. Executive Compensation

Item 11 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 12 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 13 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2024.

Item 14. Principal Accounting Fees and Services

Item 14 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2024.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1)   Financial Statements

Our consolidated financial statements are included under Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K. For a listing of these statements and accompanying footnotes, see "Index to Consolidated Financial Statements" at page 50.

(a)(2)   Financial Statement Schedules

Schedules not listed have been omitted because they are not applicable or not required or the information required to be set forth therein is included in Item 8. "Financial Statements and Supplementary Data" or notes thereto.

(a)(3)   Exhibits

The following exhibits are filed or furnished with this report or incorporated by reference:

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement relating to the sale and purchase of CTL UK Holdco Limited, dated February 13, 2024, by and among Expro Group Holdings N.V., Expro Holdings UK 3 Limited and the sellers party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36053), filed on February 14, 2024).
2.2	Deed of Amendment and Waiver, dated May 15, 2024, among Expro Group Holdings N.V. and the sellers party thereto (incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on July 25, 2024).
2.3	Deed of Amendment, dated July 8, 2024, among Expro Group Holdings N.V. and the sellers party thereto (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on July 25, 2024).
2.4	Deed of Amendment, dated July 25, 2024, among Expro Group Holdings N.V. and the sellers party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36053), filed on July 26, 2024).
3.1	Deed of Amendment to Articles of Association of Expro Group Holdings N.V., dated October 1, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
*4.1	Description of Common Stock of the Registrant.
4.2	Registration Rights Agreement, dated as of March 10, 2021, by and among Frank's International N.V. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-36053), filed on March 11, 2021).
4.3	Amendment No. 1 to Registration Rights Agreement, dated January 18, 2023, by and among the Company and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-36053), filed on January 18, 2023).
4.4	Registration Rights Agreement, dated May 15, 2024, by and among Expro Group Holdings N.V. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-36053), filed on May 15, 2024).
10.1	Director Nomination Agreement, dated as of March 10, 2021, among Expro Group Holdings N.V. and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022)
10.2	Amended and Restated Facility Agreement dated as of October 6, 2023, by and among, inter alios, Expro Group Holdings N.V., as parent, Exploration and Production Services (Holdings) Limited and Expro Holdings US Inc., as borrowers, the guarantors party thereto, the lenders party thereto and DNB Bank ASA, London Branch, as agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36053), filed on October 11, 2023).
10.3	Commitment Letter dated February 12, 2024 by and among, inter alios, Expro Group Holdings N.V., as parent, Exploration and Production Services (Holdings) Limited and Expro Holdings US, Inc. as borrowers, the guarantors party thereto and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on April 25, 2024).
10.4	Incremental Facility Notice, dated May 9, 2024, to the Revolving Facility Agreement by and among, inter alios, Expro Group Holdings N.V., as parent, the borrowers and guarantor party thereto, and DNB Bank ASA, London Branch as agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on July 25, 2024).

†10.5	Amended and Restated Executive Employment Agreement, dated as of October 1, 2021, by and between Expro Americas, LLC, Expro Group Holdings N.V., and Michael Jardon (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.6	Letter agreement, dated September 20, 2021, with Quinn Fanning (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.7	Service Agreement, dated as of March 24, 2023, by and between Expro Overseas Inc. (Dubai Branch) and Alistair George Sinclair Geddes (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36053), filed on March 27, 2023).
†10.8	Employment Assignment Letter, dated September 20, 2021, with Steven Russell (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.9	Service Agreement, dated as of September 29, 2021, by and between Expro North Sea Ltd and John McAlister (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.11	Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on August 4, 2022).
†10.12	Expro Group Holdings N.V. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Registration on Form S-8 (File No. 333-266018), filed on November 16, 2023).
†10.13	Expro Group Holdings N.V. Sharesave Scheme (UK), a Sub-Plan under the 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on July 25, 2024).
†10.14	Expro Group Holdings N.V. Long-Term Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.15	Expro Group Holdings International Limited 2018 Management Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.16	Form of Notice of Stock Option Award and Stock Option Award Agreement under the Expro Group Holdings International Limited 2018 Management Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.17	Frank's International N.V. 2013 Long-Term Incentive Plan Restricted Stock Unit Agreement (2021 Performance Based Form) (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.18	Amendment to Frank's International N.V. Employee Restricted Stock Unit (RSU) Agreement (2013 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on May 4, 2021).
†10.19	Expro Group Holdings N.V. Long-Term Incentive Plan Restricted Stock Unit Agreement (2021 Time Based Form) (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.20	Expro Group Holdings N.V. Long-Term Incentive Plan Restricted Stock Unit Agreement (2021 Performance Based Form) (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.21	Form of Inducement Award Restricted Stock Unit Agreement (Time-Based) (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.22	Form of Inducement Award Restricted Stock Unit Agreement (Performance-Based) (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.23	Expro Group Holdings N.V. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration on Form S-8 (File No. 333-266018), filed on July 5, 2022).
†10.24	Expro Group Holdings N.V. 2022 Long-Term Incentive Plan Restricted Stock Unit Agreement (Non-Executive Director Form) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on November 3, 2022).
†10.25	Expro Group Holdings N.V. Long-Term Incentive Plan Restricted Stock Unit Agreement (2023 Time Based Form) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-36053), filed on May 4, 2023).
†10.26	Expro Group Holdings N.V. Long-Term Incentive Plan Restricted Stock Unit Agreement (2023 Performance Based Form) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-36053), filed on May 4, 2023).

†10.27	Frank's International N.V. Executive Amended and Restated U.S. Executive Change-in-Control Severance Plan, dated January 21, 2019 (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K (File No. 001-36053), filed on February 25, 2019).
†10.28	First Amendment to the Frank's International N.V. Amended and Restated U.S. Executive Change-in-Control Severance Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-36053), filed on May 4, 2021).
†10.29	Amendment One to the Frank's International N.V. Amended and Restated U.S. Executive Change-in-Control Severance Plan, dated October 1, 2021 (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.30	Form of Frank's International N.V. Amended and Restated U.S. Executive Change-in-Control Severance Plan Participation Agreement including Confidentiality and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.31	Frank's International N.V. U.S. Executive Retention and Severance Plan, dated January 21, 2019 (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K (Filed No. 001-36053), filed on February 25, 2019).
†10.32	Amendment One to the Frank's International N.V. U.S. Executive Retention and Severance Plan, dated October 1, 2021 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.33	Form of Expro Group Holdings N.V. U.S. Executive Retention and Severance Plan Participation Agreement including Confidentiality and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
*19.1	Expro Group Holdings N.V. Insider Trading Policy.
*21.1	List of Subsidiaries of Expro Group Holdings N.V.
*23.1	Consent of Deloitte & Touche LLP
*31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 (a) under the Securities Exchange Act of 1934.
*31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
**32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
**32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
†97.1	Expro Group Holdings N.V. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K (file No. 001-36053), filed on February 21, 2024).
*101.1	The following materials from Expro's Annual Report on Form 10-K for the period ended December 31, 2024 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements.
*104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

---

†	Represents management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td>By:</td><td>Expro Group Holdings N.V.
(Registrant)</td></tr>
</table>

Date: February 25, 2025

<table>
<tr><td>By:</td><td>/s/ Quinn P. Fanning
Quinn P. Fanning
Chief Financial Officer</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 25, 2025.

Signature	Title
/s/ Michael Jardon Michael Jardon	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Quinn P. Fanning Quinn P. Fanning	Chief Financial Officer (Principal Financial Officer)
/s/ Michael Bentham Michael Bentham	Principal Accounting Officer
/s/ Robert W. Drummond Robert W. Drummond	Chairman of the Board
/s/ Eitan Arbeter Eitan Arbeter	Director
/s/ Michael C. Kearney Michael C. Kearney	Director
/s/ Lisa L. Troe Lisa L. Troe	Director
/s/ Brian Truelove Brian Truelove	Director
/s/ Frances M. Vallejo Frances M. Vallejo	Director
/s/ Eileen G. Whelley Eileen G. Whelley	Director



Proxy
Statement

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 5, 2025
expro.com
NYSE: **XPRO**





Partnering to unlock energy for 85 years.

Expro operates a global business and has a diverse and stable customer base that is comprised of national oil companies, international oil companies, and independent exploration and production companies.

Our Scope

+8K
Employees

+85
Years of history

+60
Countries

75
Nationalities

A DIVERSE SET OF GLOBAL CAPABILITIES

WELL CONSTRUCTION

WELL MANAGEMENT

Well Flow Management

Subsea Well Access

Well Intervention & Integrity

SUSTAINABLE ENERGY SOLUTIONS

Our Safety Performance



0.00
Lost Time Incident Frequency (LTIF)
(per million hours worked)

1.05
Total Recordable Case Frequency (TRCF) |
(per million hours worked)

Our Revenue

~80%
International

~70%
Offshore

~70%
Drilling & Completions Related



NYSE: XPRO

Strong cash flow outlook

Zero net-debt balance sheet
With significant available liquidity

Service-quality Leader

~96%

2024 customer service, quality, and customer job performance rating

Job performance rate is based on the key indicators: Health, Safety, and Environment (HSE), Communication, Equipment Performance, Personnel Performance, and Job Planning and Delivery, and is compiled from the responses contained in job performance forms and feedback provided by our clients.

96%
North & Latin America (NLA)

96%
Middle East & North Africa (MENA)

96%
Europe & Sub-Saharan Africa (ESSA)

95%
Asia Pacific (APAC)

Dates and statements in the above report reflect the Company's views as of December 31, 2024, unless otherwise stated



EXPRO GROUP HOLDINGS N.V.
1311 Broadfield Blvd., Suite 400
Houston, Texas 77084
(Incorporated in The Netherlands)

To the shareholders of Expro Group Holdings N.V.:

You are cordially invited to attend the annual meeting of the shareholders of Expro Group Holdings N.V. (the "Company") to be held on June 5, 2025, at 4:00 p.m. Central European Time ("CET"), at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT, Amsterdam, The Netherlands. This annual meeting has been called by the Company's board of directors (the "Board").

		
Date & Time:	**Place:**	**Record Date:**
Thursday June 5, 2025 4:00 p.m., Central European Time	The Offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT, Amsterdam, The Netherlands	May 8, 2025

How to Vote

		
Online	**By Phone**	**By Mail**
Vote online at www.proxyvote.com.	Vote by phone by calling the number located on your proxy card.	If you received a printed version of these proxy materials, you may vote by mail.

Your vote is very important. Holders of the Company's shares of common stock, each with a nominal value of €0.06 (the "Common Stock"), held as of May 8, 2025, the "day of registration" ("*dag van registratie*") as referred to in the Dutch Civil Code, are entitled to vote on the matters before the annual meeting. Even if you plan to attend the annual meeting, the Company urges you to promptly vote your shares of Common Stock in advance of the annual meeting. You will retain the right to revoke your proxy at any time before the vote, or to vote your shares of Common Stock personally if you attend the annual meeting. Voting your shares of Common Stock in advance of the annual meeting will not prevent you from attending the annual meeting and voting in person. Please note, however, that if you hold your shares of Common Stock through a broker or other nominee, and you wish to vote in person at the annual meeting, you must obtain from your broker or other nominee a proxy issued in your name.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF
PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 5, 2025

The Notice of Annual Meeting of Shareholders and the Proxy Statement for the 2025 Annual Meeting of Shareholders, along with the Company's 2024 Annual Report to Shareholders, is available free of charge at **www.proxydocs.com/xpro**.



At this meeting, you will be asked to consider and vote upon the following proposals:

	Voting Matters	For More Information	Voting Recommendation
1.	to elect seven director nominees named in this proxy statement to serve until the Company's annual meeting of shareholders in 2026;	Page 62	FOR ⊘
2.	to approve on a non-binding advisory basis the compensation of the Company's named executive officers for the year ended December 31, 2024;	Page 63	FOR ⊘
3.	to review the annual report for the fiscal year ended December 31, 2024, including the paragraph relating to corporate governance, to confirm and ratify the preparation of the Company's statutory annual accounts and annual report in the English language and to confirm and adopt the annual accounts for the fiscal year ended December 31, 2024;	Page 64	FOR ⊘
4.	to discharge the members of the Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2024;	Page 65	FOR ⊘
5.	to appoint Deloitte Accountants B.V. as our auditor who will audit the Dutch statutory annual accounts of the Company for the fiscal year ending December 31, 2025, as required by Dutch law;	Page 66	FOR ⊘
6.	to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm to audit our U.S. GAAP financial statements for the fiscal year ending December 31, 2025;	Page 67	FOR ⊘
7.	to authorize the Board to repurchase shares up to 10% of the issued share capital, for any legal purpose, through the stock exchange or in a private purchase transaction, at a price between $0.01 and 105% of the market price on the New York Stock Exchange (the "NYSE"), and during a period of 18 months starting from the date of the 2025 annual meeting;	Page 68	FOR ⊘
8.	to authorize the Board to issue shares up to 20% of the issued share capital as of the date of the 2025 annual meeting, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months starting from the date of the 2025 annual meeting. The authorization also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares; and	Page 69	FOR ⊘
9.	to transact such other business as may properly come before the annual meeting or any adjournment thereof.		

Pursuant to the "notice and access" rules promulgated by the Securities and Exchange Commission ("SEC"), we are also providing access to our proxy materials over the Internet. As a result, we are mailing to most of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement, a proxy card and our 2024 annual report. The Notice contains instructions on how to access those documents over the Internet, as well as instructions on how to request a paper copy of our proxy materials. We believe that this process will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you, and will conserve natural resources.

I urge you to review carefully the proxy statement, which contains detailed descriptions of the proposals to be voted upon at the annual meeting.

Sincerely,

John McAlister
General Counsel and Secretary

Den Helder, The Netherlands
April 11, 2025



TABLE OF CONTENTS

FREQUENTLY REFERENCED PAGES

EXPRO GROUP HOLDINGS N.V.
1311 Broadfield Blvd., Suite 400
Houston, Texas 77084
(A Dutch limited liability company, incorporated in The Netherlands)

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
April 11, 2025

This proxy statement is being furnished to you in connection with the solicitation of proxies by the Board of the Company for use at the Company's annual meeting.

In this proxy statement, unless indicated otherwise, "we," "our," "us," "Expro," and the "Company" refer to Expro Group Holdings N.V.

As further described below, the Oak Hill Group (as defined in the director nomination agreement between the Company and certain shareholders of the Company (the "Director Nomination Agreement") currently has the right to appoint one director to the Board. Mr. Eitan Arbeter will be the Oak Hill Group's designee at the 2025 annual meeting.

Mr. Michael C. Kearney is not standing for re-election and, therefore, will retire at the conclusion of the 2025 annual meeting. In connection with Mr. Kearney's retirement, the number of members of the Board will automatically be reduced to seven directors as of the election of directors at the 2025 annual meeting.

Our Common Stock is traded on the NYSE. Therefore, in accordance with rules and regulations adopted by the SEC, we are providing our shareholders access to our proxy materials on the Internet. Accordingly, the Notice will be mailed to the Company's shareholders of record as of March 31, 2025 on or about April 11, 2025. Shareholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials to be sent to them by following the instructions in the Notice.



QUESTIONS AND ANSWERS

Shareholders are urged to read this proxy statement carefully in its entirety. FOR COPIES OF THIS PROXY STATEMENT, OR IF YOU HAVE ANY QUESTIONS ABOUT THE ANNUAL MEETING OR NEED ASSISTANCE VOTING, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT INVESTORRELATIONS@EXPRO.COM.

Q: When and where is the annual meeting?

A: The annual meeting will be held on June 5, 2025, at 4:00 p.m. CET, at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT, Amsterdam, The Netherlands.

Q: Who is soliciting my proxy?

A: The Board is sending you this proxy statement in connection with their solicitation of proxies for use at the Company's 2025 annual meeting.

Q: Who is entitled to vote at the annual meeting?

A: All shareholders who own shares of Common Stock as of the record date, May 8, 2025, are entitled to vote the shares of Common Stock that they hold as of that date. Each shareholder that attends the annual meeting in person may be asked to present valid picture identification, such as a driver's license or passport, and evidence of corporate authorization if representing a corporate shareholder.

Each shareholder is entitled to one vote for each share of Common Stock owned by them on the record date, May 8, 2025, on all matters to be considered. On March 31, 2025, 116,027,967 shares of Common Stock were outstanding.

The Company is sending the Notice to shareholders of record as of March 31, 2025, which we established as the notice date to comply with applicable deadlines for purposes of compliance with the SEC and NYSE proxy solicitation rules. However, receipt of the Notice does not, by itself, entitle you to vote at the annual meeting.

Q: What vote is required to approve the proposals?

A: The affirmative vote of a simple majority of the votes cast is required to elect each director nominee and to approve each item on the agenda at the annual meeting. Under Dutch law, there is no required quorum for shareholder action at a properly convened shareholder meeting. Further, a director nominee proposal made by the Board and submitted on time is binding. However, the general meeting may render the proposal non-binding by a resolution to that effect adopted with a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

A properly executed proxy (for a holder as of the record date of the annual meeting) will be voted in accordance with the instructions on the proxy. If you properly complete and submit a proxy, but do not indicate any contrary voting instructions, your shares will be voted as follows:

- "**FOR**" the election of each of the director nominees named in this proxy statement ("Item One");
- "**FOR**" the approval on a non-binding advisory basis of the compensation of the Company's named executive officers ("Item Two");
- "**FOR**" the confirmation and ratification of the preparation of the Company's statutory annual accounts and annual report in the English language and the confirmation and adoption of the annual accounts for the fiscal year ended December 31, 2024 ("Item Three");
- "**FOR**" the discharge of the members of the Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2024 ("Item Four");
- "**FOR**" the appointment of Deloitte Accountants B.V. as our auditor who will audit the Dutch statutory annual accounts of the Company for the fiscal year ending December 31, 2025 as required by Dutch law ("Item Five");



- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm to audit our U.S. GAAP financial statements for the fiscal year ending December 31, 2025 ("Item Six");
- "**FOR**" the authorization of the Board to repurchase shares up to 10% of the issued share capital, for any legal purpose, through the stock exchange or in a private purchase transaction, at a price between $0.01 and 105% of the market price on the NYSE, and during a period of 18 months starting from the date of the 2025 annual meeting ("Item Seven"); and
- "**FOR**" the authorization of the Board to issue shares up to 20% of the issued share capital as of the date of the 2025 annual meeting, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months starting from the date of the 2025 annual meeting. The authorization also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares ("Item Eight").

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with SEC rules, we are providing access to our proxy materials over the Internet. As a result, we have sent a Notice instead of a paper copy of the proxy materials. The Notice contains instructions on how to access the proxy materials over the Internet and how to request a paper copy. In addition, shareholders may request to receive future proxy materials in printed form by mail or electronically by e-mail. A shareholder's election to receive proxy materials by mail or e-mail will remain in effect until the shareholder terminates it.

Q: Can I vote my stock by filling out and returning the Notice?

A: No. The Notice will, however, provide instructions on how to vote by internet, by telephone, by requesting and returning a paper proxy card, or by personally attending and voting at the annual meeting.

Q: How can I access the proxy materials over the Internet?

A: Your Notice, proxy card and/or voting instruction card will contain instructions on how to view our proxy materials for the annual meeting on the Internet. Our proxy materials are also available at *www.proxydocs.com/xpro*.

Q: How do I vote?

A: *If you are a shareholder of record as of May 8, 2025*, you may vote by any of the following four methods:

- *Internet*. Vote on the Internet at *www.proxyvote.com*. This website also allows electronic proxy voting using smartphones, tablets and other web-connected mobile devices (additional charges may apply pursuant to your service provider plan). Simply follow the instructions on the Notice, or if you received a proxy card by mail, follow the instructions on the proxy card and you can confirm that your vote has been properly recorded. If you vote on the Internet, you can request electronic delivery of future proxy materials. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time ("EDT") on June 4, 2025, or 5:59 a.m. CET on June 5, 2025.
- *Telephone*. Vote by telephone by following the instructions on the Notice. Easy-to-follow voice prompts allow you to vote your shares of Common Stock and confirm that your vote has been properly recorded. Telephone voting facilities for shareholders will be available 24 hours a day and will close at 11:59 p.m. EDT on June 4, 2025, or 5:59 a.m. CET on June 5, 2025.
- *Mail*. If you have requested and received a proxy card by mail, vote by mail by completing, signing, dating and returning your proxy card in the pre-addressed, postage-paid envelope provided. If you vote by mail and your proxy card is returned unsigned, then your vote cannot be counted. If you vote by mail and the returned proxy card is signed without indicating how you want to vote, then your proxy will be voted as recommended by the Board. If you mail in your proxy card, it must be received by the Company before the voting polls close at the annual meeting.
- *In person*. You may attend and vote at the annual meeting.

The Board recommends that you vote using one of the first three methods discussed above, as it is not practical for most shareholders to attend and vote at the annual meeting. Using one of the first three methods discussed above to vote will not limit your right to vote at the annual meeting if you later decide to attend in person.



If you are a beneficial owner of Common Stock held in street name, you must either direct your broker or other nominee as to how to vote your Common Stock, or obtain a "legal" proxy from your broker or other nominee to vote at the annual meeting. Please refer to the voter instruction card provided by your broker or other nominee for specific instructions on methods of voting.

Even if you plan to attend the annual meeting, please vote your proxy in advance of the annual meeting using one of the methods above as soon as possible so that your shares of Common Stock will be represented at the annual meeting if for any reason you are unable to attend in person.

Q: What do I do if I want to change my vote after I have already voted by proxy?

A: If you are a shareholder of record as of the record date, you may change or revoke your vote at any time before the voting polls close at the annual meeting by:

- voting at a later time by Internet or telephone until 11:59 p.m. EDT on June 4, 2025, or 5:59 a.m. CET on June 5, 2025;
- delivering a later-dated, executed proxy card to the address indicated in the envelope accompanying the proxy card;
- delivering a written notice of revocation of your proxy to the Company, Attention: Corporate Secretary at 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084; or
- attending the annual meeting and voting in person. Please note that attendance at the annual meeting will not by itself (i.e., without also voting) revoke a previously granted proxy.

If you are a beneficial owner of Common Stock held in street name and you have instructed your broker or other nominee to vote your Common Stock, you must follow the procedure your broker or other nominee provides to change those instructions. You may also vote in person at the annual meeting if you obtain a "legal" proxy from your broker or other nominee.

Q: If my shares of Common Stock are held in "street name" by my broker or other nominee, will my broker or other nominee vote my Common Stock for me? How do "abstentions" count?

A: Brokers who hold shares in street name for customers are required to vote shares in accordance with instructions received from the beneficial owners. Brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a "broker non-vote") on non-discretionary items absent instructions from the beneficial owner. We urge you to provide voting instructions promptly to your broker to ensure that your shares are voted on all of the proposals, even if you plan to attend the annual meeting. Neither abstentions nor broker non-votes, if any, will have any effect on the outcome of voting on items on the agenda for the annual meeting because they are not considered "votes cast." If any other business properly comes before the annual meeting, your shares will be voted in accordance with the discretion of the holders of the proxy. The Board knows of no matters, other than those previously stated, to be presented for consideration at the annual meeting.

Q: Who covers the expense of the proxy solicitation?

A: The expense of preparing, printing and mailing the Notice and any proxy statement and the proxies solicited hereby will be borne by the Company. In addition to the use of the mail, proxies may be solicited by employees of the Company, without additional remuneration, by mail, phone, fax or in person. The Company will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the Company's Common Stock as of March 31, 2025 and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares of Common Stock by following the instructions in the Notice will help to avoid additional expense. In addition, we have engaged the firm of Okapi Partners to assist in the solicitation of proxies for the annual meeting and will pay Okapi Partners a fee of approximately $15,000 plus reimbursement of out-of-pocket expenses. The address of Okapi Partners is 1212 Avenue of the Americas, 17th Floor, New York, New York 10036. If you need assistance in completing your proxy card or voting by telephone or on the Internet, or have questions regarding the annual meeting, please contact Okapi Partners at (855) 305-0857 or by email at info@okapipartners.com.



Q: Are dissenters' rights available to holders of Common Stock?

A: Subject to certain exceptions, Dutch law does not recognize the concept of dissenters' rights. Accordingly, dissenters' rights are not available to the holders of the Company's Common Stock with respect to matters to be voted upon at the annual meeting.

Q: Who can I contact for further information?

A: If you have questions or need assistance voting, please contact Investor Relations at investorrelations@expro.com.



MANAGEMENT

Board Structure

The Company currently has a one-tier board structure. Under the Company's Articles, the Board must consist of one or more executive directors and one or more non-executive directors. Only a non-executive director can serve as Chair of the Board. This structure is customary for Dutch companies. Executive directors are primarily charged with the Company's day-to-day operations and non-executive directors are primarily charged with the supervision of the performance of the duties of the directors.

The Board exercises oversight of management with the Company's interests in mind. At the annual meeting, the terms of our eight incumbent directors will expire. Mr. Kearney is not standing for re-election and, therefore, will retire at the 2025 annual meeting. In connection with Mr. Kearney's retirement, the number of members of the Board will be reduced to seven directors as of the election of directors at the 2025 annual meeting. Assuming the shareholders elect the nominees as set forth in "Item 1—Election of Directors," the Board will consist of seven members.

Directors and Executive Officers

Set forth below are the names and ages of the director nominees standing for election, as well as the names, ages and positions of the Company's executive officers. All directors are elected for a term of one year or to serve until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, disability, resignation or removal.

All of the director nominees are current directors and were last elected by shareholders at the 2024 annual meeting of shareholders. As described in greater detail on page 58, Mr. Arbeter was appointed pursuant to the Director Nomination Agreement.

Name	Age	Position
Robert W. Drummond	64	Chairman of the Board and non-executive director
Michael Jardon	55	President and Chief Executive Officer and executive director
Eitan Arbeter	44	Non-executive director
Lisa L. Troe	63	Non-executive director
Brian Truelove	66	Non-executive director
Frances M. Vallejo	60	Non-executive director
Eileen G. Whelley	71	Non-executive director
Quinn Fanning	61	Chief Financial Officer
Alistair Geddes	62	Chief Operating Officer
John McAlister	58	General Counsel and Secretary
Steven Russell	57	Chief Technology Officer



Robert W. Drummond — *Chairman of the Board*



Director since: 2017

Committee Membership:
- Compensation

Mr. Drummond currently serves as Chairman of the Board, a position he has held since May 2024. He has been a director of the Company since May 2017. Prior to October 2021, he served as a supervisory director of the Company, and thereafter, as a non-executive member of the Board. He currently serves as Vice Chairman of the Board of Directors of Patterson-UTI Energy, Inc., an oilfield services company, a position he has held since September 2023. Prior to serving in his current position, Mr. Drummond was President and Chief Executive Officer of NexTier Energy Solutions Inc., f.k.a. Keane Group, Inc., an oilfield services company, from August 2018 until its merger with Patterson-UTI in September 2023. He also served on the Board of Directors of NexTier from August 2018 until September 2023. Prior to that, Mr. Drummond served as President and Chief Executive Officer of Key Energy Services, Inc., an oilfield services company, from March 2016 to May 2018, prior to which he was President and Chief Operating Officer since June 2015. He also served on the Board of Directors of Key Energy Services, Inc. from November 2015 until August 2018. Prior to joining Key, Mr. Drummond was previously employed for 31 years by Schlumberger Limited, where he served in multiple engineering, marketing, operations, and leadership positions throughout North America. His positions at Schlumberger included President of North America from January 2011 to June 2015; President of North America Offshore & Alaska from May 2010 to December 2010; Vice President and General Manager for the US Gulf of Mexico from May 2009 to May 2010; Vice President of Global Sales from July 2007 to April 2009; Vice President and General Manager for US Land from February 2004 to June 2007; Wireline Operations Manager from October 2003 to January 2004; Vice President and General Manager for Atlantic and Eastern Canada from July 2000 to September 2003; and Oilfield Services Sales Manager from January 1998 to June 2000.

Skills and Qualifications

Mr. Drummond began his career in 1984 with Schlumberger. Mr. Drummond is a member of the Society of Petroleum Engineers. Formerly, he served as a member of the Board of Directors of the National Ocean Industries Association, the Energy Workforce & Technology Council and the Greater Houston Partnership and on the Board of Trustees for the Hibernia Platform Employees Organization – Newfoundland; and as an advisory board member for each of the University of Alabama College of Engineering Board, University of Houston Global Energy Management Institute, the Texas Tech University Petroleum Engineers and Memorial University's Oil and Gas Development Partnership. Mr. Drummond received his Bachelor of Science in Mineral/Petroleum Engineering from the University of Alabama in 1983. Mr. Drummond was selected as a director because of his extensive industry and management expertise.

Michael Jardon — *President and Chief Executive Officer*



Director since: 2021

Committee Membership:
- None

Mr. Jardon currently serves as the Company's President and Chief Executive Officer and an executive member of the Board, positions he has held since October 2021. Prior to serving in his current positions, he was appointed Chief Executive Officer of Expro Group Holdings International Limited (which was acquired by the Company in October 2021 ("Legacy Expro," and such transaction, the "Merger")) in April 2016, after five years as Legacy Expro's Chief Operating Officer. Prior to joining Legacy Expro, he was Vice President Well Testing and Subsea responsible for North and South America at Schlumberger and held senior roles in wireline, completions, well testing and subsea from 1992 until 2008. He held a variety of assignments throughout North America, South America and the Middle East. He spent three years with Vallourec as President of North America, leading the commercial activities across North America, directing global research and development, as well as managing sales and strategy for the region.

Skills and Qualifications

Mr. Jardon holds a Bachelor of Science degree in Mechanical Engineering and Mathematics from Colorado School of Mines. Mr. Jardon was selected as a director because of his extensive experience and familiarity with Legacy Expro and its affiliates as well as his industry and management expertise.



Eitan Arbeter
Non-Executive Director



Director since: 2021

Committee Membership:
- Compensation

Mr. Arbeter has been a non-executive member of the Board since October 2021. Mr. Arbeter previously served on the Board of Directors of Legacy Expro. He shares portfolio management responsibilities for stressed and distressed credit and certain less liquid multi-strategy portfolios as Portfolio Manager and Partner at Oak Hill Advisors, L.P., a leading alternative investment firm. Mr. Arbeter serves on the Oak Hill Advisors' investment strategy and several fund investment committees. He has led a number of high-profile restructuring cases and has served on various ad hoc creditor committees, including on several steering committees. Prior to assuming a portfolio management role, Mr. Arbeter spent over 10 years as a senior research analyst. In this role, he had responsibility for Oak Hill Advisors' distressed investments and covered the consumer products, retail, restaurants, cable and telecommunications industries. Prior to joining Oak Hill Advisors, Mr. Arbeter worked at Bear, Stearns & Co. Inc. in its Global Industrials Group. He currently serves on the Board of Trustees for T. Rowe Price OHA Flexible Credit Income Fund and on the Board of Directors for the Winebow Group.

Skills and Qualifications

Mr. Arbeter earned a B.B.A, with Honors, from the Stephen M. Ross School of Business at the University of Michigan. Mr. Arbeter was selected as a director because of his familiarity with Expro as well as his business acumen and capital markets expertise.

Lisa L. Troe
Non-Executive Director



Director since: 2021

Committee Membership:
- Audit
- Nominating and Governance

Ms. Troe has been a non-executive member of the Board since October 2021. Ms. Troe has been involved in the oil and gas industry since 1980, working in upstream and midstream companies, investing in direct working interests, evaluating transactions and governance practices, and from 2003 to 2014 providing board-level oversight to an exploration and production general partnership. From January 2014 to June 2021, Ms. Troe served as Senior Managing Director of Athena Advisors LLC, an advisory firm she founded to provide public company accounting, disclosure and other compliance expertise in corporate investigations and litigations, and strategic responses to crisis-driven and other business needs. From 2005 through 2013, Ms. Troe was a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm. From 1995 through 2005, at the U.S. Securities and Exchange Commission, she served seven years as an Enforcement Branch Chief and six years as the Pacific region Regional Chief Enforcement Accountant. Prior to joining the SEC, she served as an auditor at a Big Four public accounting firm. From February 2014 to June 2023, Ms. Troe was a director of Magnite, Inc. (Nasdaq: MGNI), an advertising technology company. From March 2021 to June 2024, when the company was sold to PE firms, Ms. Troe was a director of HireRight Holdings Corp (formerly NYSE: HRT), a provider of workforce management solutions. From April 2021 to June 2023, she was a director of Stem, Inc. (NYSE: STEM), a provider of clean energy technology.

Skills and Qualifications

Ms. Troe is a CPA and has a Bachelor of Science degree from the University of Colorado. Ms. Troe served as audit committee chair for each of the above preceding three companies. She is an NACD Certified Director, CERT Certified in Cybersecurity, and NACD CERT Certified in Cyber-Risk Oversight. Ms. Troe was selected as a director due to her expertise in public company accounting, financial reporting and corporate governance, as well as her public company director and audit committee experience.



Brian Truelove
Non-Executive Director



Director since: 2021

Committee Membership:
- Audit
- Nominating and Governance

Mr. Truelove has been a non-executive member of the Board since October 2021. He has over 40 years of experience in the global upstream oil and gas industry. From 2018 to October 2021, he served on the Board of Directors of Legacy Expro. Mr. Truelove has also served on the Board of Directors of Bristow Group Inc. since 2019. From 2011 to 2018, he worked for the Hess Corporation, an energy company, most recently as Senior Vice President, Global Services, which included serving as the Chief Information Officer, Chief Technology Officer, and leading the Supply Chain/Logistics organization. Prior to assuming this role, he served as Senior Vice President for Hess' global offshore businesses and prior to that he was Senior Vice President for Global Drilling and Completions. From 1980 through 2010, Mr. Truelove worked for Royal Dutch Shell where he most recently served as Senior Vice President for the Abu Dhabi National Oil Company/NDC on secondment from Shell. Prior to that he led Shell's global deepwater drilling and completions business.

Skills and Qualifications

During his time with Hess and Shell, Mr. Truelove held leadership positions around the world in drilling and production operations and engineering, asset management, project management, R&D, Health/Safety/Environment, and corporate strategy, amongst others. Mr. Truelove was selected as a director because of his extensive experience in the oil and gas industry and his public company experience.

Frances M. Vallejo
Non-Executive Director



Director since: 2023

Committee Membership:
- Audit

Ms. Vallejo has been a non-executive member of the Board since May 2023. She is a former executive officer of ConocoPhillips, an independent exploration and production company, where she began her career in 1987. She served as Vice President, Corporate Planning and Development from April 2015 until December 2016 and as Vice President and Treasurer from October 2008 until March 2015. Prior to October 2008, she served as General Manager Corporate Planning and Budgets, Vice President Upstream Planning and Portfolio Management, Assistant Treasurer, Manager Strategic Transactions, and in other geophysical, commercial, and finance roles. Ms. Vallejo currently serves on the board of directors of Coterra Energy Inc, a publicly traded exploration and production company with focused operations in the Permian Basin, Marcellus Shale and Anadarko Basin, since October 2021 and South Bow Corporation, a publicly traded liquids transportation and storage business, since October 2024. She previously served from February 2021 to November 2023 on the board of directors of Crestwood Equity Partners LP, a publicly traded master limited partnership that owned and operated oil and gas midstream assets located primarily in the Bakken Shale, Delaware Basin and Powder River Basin before being purchased by Energy Transfer LP.

Skills and Qualifications

Ms. Vallejo was a member of the Board of Trustees of Colorado School of Mines from 2010 until 2016 and is a member of the Colorado School of Mines Foundation Board of Governors. Ms. Vallejo holds a Bachelor of Science in mineral engineering mathematics from Colorado School of Mines and a Master of Business Administration from Rice University, where she was named a Jones Scholar. Ms. Vallejo was selected as a director because of her vast experience in the oil and gas industry and extensive leadership roles in corporate planning, budgeting, and treasury. Ms. Vallejo is a NACD Certified Director and CERT Certified in Cybersecurity Oversight.



Eileen G. Whelley *Non-Executive Director*



Director since: 2021

Committee Membership:

- Compensation
- Nominating and Governance

Ms. Whelley has been a non-executive member of the Board since October 2021. Ms. Whelley founded EGW Advisors, LLC in January 2019 through which she provides coaching to C-suite executives in the areas of leadership and executive team effectiveness, strategic plan and performance alignment and cultural transformation. She retired from the XL Group, a commercial (re)insurance company, in January 2019, having served as Chief Human Resources Officer, where she was responsible for leading all aspects of Human Resources including leadership development and succession planning, compensation and benefits, diversity and inclusion, cultural transformation and colleague engagement. Prior to joining XL Group in 2012, Ms. Whelley spent five years as Chief Human Resources Officer for the Hartford Financial Services Group, and before that, was at General Electric Company for 17 years where she was a Company officer and held a number of Human Resources leadership roles, including Executive Vice President Human Resources for NBC Universal.

Skills and Qualifications

Ms. Whelley has expertise in the areas of organizational transformation, executive development and succession planning, leadership effectiveness, acquisition integration and executive compensation. She is a member of the SUNY Research Foundation Board of Directors where she serves as Vice Chair of the Board. Ms. Whelley graduated from SUNY Potsdam with a BA in Sociology and earned an MA from Bowling Green State University. She was selected as a director due to her experience in management, executive development and human resources.



Quinn Fanning
Chief Financial Officer



Mr. Fanning currently serves as the Company's Chief Financial Officer, a position he has held since October 2021. Prior to serving in his current position, Mr. Fanning was appointed Chief Financial Officer for Legacy Expro in October 2019. Mr. Fanning has more than 25 years' experience in financial leadership and general management through his time as Chief Financial Officer of both publicly traded and privately held companies and as an investment banker. Prior to joining Legacy Expro, Mr. Fanning was Executive Vice President of Tidewater Inc., an energy service company, from July 2008 to March 2019, and Chief Financial Officer from September 2008 to November 2018, where he played a leadership role in successfully completing Tidewater's financial restructuring and its business combination with GulfMark Offshore, Inc.

Skills and Qualifications

Prior to joining Tidewater, Mr. Fanning was a Managing Director with Citigroup Global Markets, Inc. where he was responsible for senior client coverage and executing a wide variety of M&A, strategic advisory and capital markets transactions across all sectors of the global energy complex. Mr. Fanning holds a Bachelor of Business Administration from the University of Notre Dame and a Master of Business Administration from the University of Chicago Graduate School of Business.

Alistair Geddes
Chief Operating Officer



Mr. Geddes currently serves as the Company's Chief Operating Officer, a position he has held since October 2021. Prior to serving in his current position, Mr. Geddes served as Chief Operating Officer of Legacy Expro from 2019 until October 2021, responsible for Region Operations, Group Business Development, Group HR and Group HSEQ. He served as Legacy Expro's Executive Vice President, responsible for Product Lines, Technology and Business Development from 2014 to 2019. He joined Legacy Expro in 2011 as President for Strategy, Resource Development & Support. Prior to joining Legacy Expro, Mr. Geddes held the position of Vice President for the Asia Pacific region for Weatherford.

Skills and Qualifications

Mr. Geddes has enjoyed a successful 30-year career in the oil and gas industry, having started his career with BP and held senior management roles at Mobil / Exxon Mobil, BG Group and Weatherford International. Mr. Geddes has a BSc in Chemical Engineering from Heriot Watt University, Edinburgh.



John McAlister
General Counsel and Secretary



Mr. McAlister currently serves as the Company's General Counsel and Secretary, a position he has held since October 2021. Prior to serving in his current position, Mr. McAlister was Group General Counsel of Legacy Expro from June 2006 until October 2021. He was appointed to the board of Expro International Group PLC in June 2006 and was appointed as a Director of Expro International Group Holdings Ltd in 2008.

Skills and Qualifications

Prior to joining Legacy Expro, Mr. McAlister was employed as a solicitor by Clifford Chance before moving to work in the energy sector, holding positions with BG Group PLC, Lattice Group PLC and latterly National Grid PLC. Mr. McAlister holds a BA (Hons) in Law from the University of Kent, graduated from the College of Law in 1992 with First Class Honours and was admitted as a Solicitor of the Senior Courts of England and Wales in 1993.

Steven Russell
Chief Technology Officer



Mr. Russell currently serves as the Company's Chief Technology Officer, a position he has held since October 2021. Prior to serving in his current position, Mr. Russell was the Company's Senior Vice President, Operations. Prior to that, he served as the Company's President, Tubular Running Services, from June 2018 through November 2019, and as the Company's Senior Vice President, Human Resources from May 2017 to June 2018. Prior to joining the Company, Mr. Russell served as Vice President, Human Resources for Archer Ltd., a global oil services company, from January 2011 until May 2017.

Skills and Qualifications

Previously, Mr. Russell served in a variety of roles for Schlumberger Ltd. Mr. Russell has over 30 years of experience in the oilfield services industry, with an emphasis on strong line management in North America, Europe, Asia, and Russia. Mr. Russell received a Master's in Chemical Engineering from the Imperial College of Science & Technology in London, England.



Director Nominee Highlights

As presented in the chart below, we believe our Board nominees offer a diverse range of key skills and experiences to provide effective oversight of the Company and create long-term sustainable growth for our Company through successful execution of the Company's strategic plan. Below is a high-level summary which highlights certain of the Board nominees' skills, qualifications and experiences and is not intended to be an exhaustive list of each director nominee's contributions to the Board.

	Drummond	Jardon	Arbeter	Troe	Truelove	Vallejo	Whelley
Demographics							
Age	64	55	44	63	66	60	71
Gender	M	M	M	F	M	F	F
Ethnic Diversity (Y/N)	N	N	N	N	N	Y	N
Tenure on This Board (yrs)	7	2	2	2	2	1	2
Total # other Public Board Commitments	1	0	1	0	1	2	0
Compliance							
Independent Director	X		X	X	X	X	X
Audit Committee Financial Expert (SEC)				X	X	X	
Experience							
Public Company CEO	X	X					
Public Company CFO							
Public Company Senior Executive	X	X		X	X	X	X
Public Company Board Director	X	X	X	X	X	X	X
Audit Committee				X	X	X	X
Compensation Committee	X		X			X	X
Nom/Gov Committee	X			X	X	X	X
Oil and Gas Industry	X	X		X	X	X	
International	X	X			X		
Expertise*							
Finance/Accounting			X	X	X	X	X
Banking						X	
Operations	X	X			X		
Technology (other than IT), R&D		X			X		
IT/Cybersecurity					X		
HSE/Risk Management/Audit		X		X	X	X	X
Strategic Planning	X	X	X	X	X	X	X
M&A, Deal Making	X	X	X	X		X	X
HR/Compensation	X	X					X
Legal/Regulatory Affairs				X			
Sales/Marketing/Commercial	X	X					
Investor Relations	X	X					
Supply Chain/Logistics					X		
Environmental/Social					X		

*   Qualification for Expertise is that the nominee served in a role where they extensively used this expertise. Simply managing the function does not qualify unless a direct role was included.



Director Independence

The Board assesses director independence on a case-by-case basis, in each case consistent with applicable legal requirements and the listing standards of the NYSE. After reviewing all relationships each director has with the Company, including the nature and extent of any business relationships between the Company and each director, as well as any significant charitable contributions the Company makes to organizations where its directors serve as board members or executive officers and transactions discussed under "Transactions with Related Persons" below, the Board has affirmatively determined each of Mr. Arbeter, Mr. Drummond, Ms. Troe, Mr. Truelove, Ms. Vallejo and Ms. Whelley have no material relationships with the Company and are independent under the applicable NYSE rules.

Committees of the Board

The Board currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Each of the three committees is composed of independent directors and has the composition and responsibilities described below. The Board may decide in the future to create additional committees.

Audit Committee

Members:

Lisa L. Troe, Chair*
Brian Truelove
Frances M. Vallejo

* Audit Committee Financial
Expert

Primary responsibilities:

The Audit Committee oversees, reviews, acts on and reports to the Board on various auditing and accounting matters, including:

- the selection of the Company's independent accountants;
- the scope of the Company's annual audits;
- fees to be paid to the independent accountants;
- the performance of the Company's independent accountants and the Company's accounting practices.

In addition, the Audit Committee oversees the Company's compliance programs relating to legal and regulatory requirements. On a quarterly basis, the Audit Committee meetings are typically attended by the Company's Chief Financial Officer, General Counsel, representatives from its external and internal auditors, and others as necessary and appropriate. The Company has adopted an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the NYSE market standards, which is available at *www.expro.com*.

Each member satisfies the heightened requirements for independence under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in Regulation S-K Item 407(d)(5)(ii) and (iii). The Board has determined that Ms. Troe is an "audit committee financial expert" as defined by the rules and regulations of the SEC. The Company has determined that each of Ms. Troe, Mr. Truelove and Ms. Vallejo are financially literate as defined by the rules and regulations of the NYSE.

The Audit Committee is delegated all authority of the Board as may be required or advisable to fulfill its purpose. The Audit Committee may form and delegate some or all of its authority to subcommittees or to its Chair when it deems appropriate. Meetings may, at the discretion of the Audit Committee, include other directors, members of the Company's management, consultants or advisors, and such other persons as the Audit Committee believes to be necessary or appropriate.

If re-elected to the Board, Ms. Troe, Mr. Truelove and Ms. Vallejo will continue to serve on the Audit Committee, with Ms. Troe serving as Chair.



Compensation Committee

Members:

Eileen G. Whelley, Chair
Eitan Arbeter
Robert W. Drummond

Primary responsibilities:

The Compensation Committee oversees, reviews, acts on and reports to the Board on various compensation matters, including:

- the compensation of the Company's executive officers and directors;

- the Compensation Discussion and Analysis included in the Company's proxy statement or Annual Report on Form 10-K and the Compensation Committee Report;

- compensation matters required by Dutch Law;

- and the discharge of the Board's responsibilities relating to compensation of the Company's executive officers and directors.

Each member satisfies the heightened requirements for compensation committee independence set out in Section 303A.02(a)(ii) of the NYSE Manual and Rule 10C-1 of the Exchange Act. The Company has adopted a compensation committee charter defining the committee's primary duties, which is available at *www.expro.com*.

The Compensation Committee is delegated all authority of the Board as may be required or advisable to fulfill its purpose. The Compensation Committee may form and delegate some or all of its authority to subcommittees or to its Chair when it deems appropriate. Meetings may, at the discretion of the Compensation Committee, include other directors, members of the Company's management, consultants or advisors, and such other persons as the Compensation Committee believes to be necessary or appropriate. Further, Meridian Consultants, LLC has been engaged by the Compensation Committee to provide advice and recommendations regarding compensation.

If re-elected to the Board, Mr. Arbeter, Mr. Drummond and Ms. Whelley will continue to serve on the Compensation Committee, with Ms. Whelley serving as Chair.

Nominating and Governance Committee

Members:

Brian Truelove, Chair
Lisa L. Troe
Eileen G. Whelley

Primary responsibilities:

The Nominating and Governance Committee oversees, reviews, acts on and reports to the Board on various corporate governance matters, including:

- the selection of director nominees;

- composition of the Board and its committees;

- compliance with corporate governance guidelines;

- enterprise risk management, including risks related to matters including compliance, and information technology and cybersecurity as well as artificial intelligence;

- annual performance evaluations of the Board and its committees;

- and succession planning for the Chief Executive Officer.

It also oversees management's effort to increase the Company's environmental, social and governance related policies and initiatives, including climate- and human capital-related risks. The Company has adopted a Nominating and Governance Committee charter defining the committee's primary duties, which is available at *www.expro.com*.

The Nominating and Governance Committee is delegated all authority of the Board as may be required or advisable to fulfill its purpose. The Nominating and Governance Committee may form and delegate some or all of its authority to subcommittees or to its Chair when it deems appropriate. Meetings may, at the discretion of the Nominating and Governance Committee, include other directors, members of the Company's management, consultants or advisors, and such other persons as the Nominating and Governance Committee believes to be necessary or appropriate.

If re-elected to the Board, Ms. Troe, Mr. Truelove and Ms. Whelley will continue to serve on the Nominating and Governance Committee, with Mr. Truelove serving as Chair.



Board and Committee Meetings

During 2024, the Board held six meetings, the Audit Committee of the Board held four meetings, the Compensation Committee of the Board held six meetings, and the Nominating and Governance Committee held four meetings. During 2024, each of the Company's directors attended at least 75% of the Board meetings and the meetings of the committees on which that director served. The Company's directors are encouraged to attend the annual meeting of shareholders either in person or telephonically. Seven of the eight directors at the time attended the 2024 annual meeting of shareholders either in person or through electronic conferencing and were available to answer questions.

Selection of Director Nominees and Shareholder Participation

The number of members of the Board is determined from time to time at a general meeting upon a proposal by the Board. Pursuant to the Company's Articles, directors are appointed by the shareholders voting at the general meeting upon a proposal of the Board. A proposal made by the Board and submitted on time is binding. However, the general meeting may render the proposal non-binding by a resolution to that effect adopted with a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital. Under Dutch law, if a binding proposal for the relevant board seat is made, then that person is deemed elected if no resolution is adopted by the general meeting to render the proposal non-binding. When making a proposal, subject to applicable law, the Board must observe the terms of the Director Nomination Agreement (as defined above).

Pursuant to the Director Nomination Agreement, Oak Hill Advisors, L.P. currently has the right in respect of one non-executive board seat to designate the person who must be proposed by the Board for appointment provided that it owns at least 10%, but less than 20%, of the Common Stock outstanding at the closing of the Merger. Mr. Arbeter was appointed pursuant to this right under the Director Nomination Agreement and will be the Oak Hill Group's designee at the 2025 annual meeting.

In evaluating director candidates, the Company assesses whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the Board's ability to oversee and direct the Company's affairs and business, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and the quality of the Board's deliberations and decisions. In evaluating directors under its diversity policy, the Company considers diversity in its broadest sense, including persons diverse in perspectives, personal and professional experiences, geography, gender, race and ethnicity. The Board assesses the effectiveness of this policy in connection with its annual evaluation of the Board and its committees.

In order to assist the Board in the director selection process as well as in the selection of Board committee composition, the Nominating and Governance Committee has developed a written matrix of the ideal characteristics and competencies of a public company board of directors, including the best practice compositions for members of an audit committee, compensation committee and nominating and governance committee. The criteria include (i) senior leadership experience, (ii) business development/mergers and acquisition experience, (iii) financial expertise and financial literacy, (iv) public board experience, (v) the number of public boards on which the individual is currently serving, (vi) diversity, (vii) global experience, (viii) industry experience, (ix) operational/manufacturing experience, (x) information technology experience, (xi) brand marketing experience, (xii) independence, (xiii) drilling/service company experience, (xiv) strategy and vision development, (xv) collegiality and respectfulness with regards to the ideas of others, and (xvi) emergency CEO capability.

The Company will consider director candidates recommended by shareholders on the same basis as candidates recommended by the Board and other sources. For a description of the procedures and qualifications required to submit shareholder proposals, including for nominating directors, please see "Shareholder Proposals." Other than as described above, the Company does not have a policy regarding consideration of director candidates submitted by shareholders.

Dutch Governance Code and Dutch Law Diversity Requirements and Our Board

Since January 1, 2022, a bill came into effect under Dutch law regarding gender diversity in top management positions of all large N.V. companies irrespective of whether or where they are listed, which is included in article 166 of Book 2 of the Dutch Civil Code (it being noted that additional rules apply to board positions of companies listed on a regulated stock exchange in the Netherlands).



– Under this law, the following rules apply:

i. A company must set suitable and ambitious targets – in the form of a percentage or number – to ensure a balanced board and group of senior officers/employees (as determined by the company) in terms of gender.

ii. A company must prepare a plan to meet those gender targets.

iii. Each year, by October 31, a company must report to the Dutch Social Economic Counsel on the number of men and women who are part of the board by the end of the year; a similar report must be made for the group of senior officers/employees for which a gender target applies.

iv. As part of its report to the Dutch Social Economic Counsel, a company must also indicate what its targets were, what its plans were to meet those targets and, if applicable, why it failed to meet those targets.

The importance of diversity is recognized by the Company. The Company's diversity policy is part of the Corporate Governance Guidelines and the Nominating and Governance Committee Charter, which are under regular consideration and review by the Board. The Company's diversity policy is maintained in compliance with the requirements of the Dutch Corporate Governance Code, which is applicable to the Company. The Company strives to give appropriate weight to the diversity policy in the selection and appointment process, while taking into account the overall profile and selection criteria for the appointment of suitable candidates.

The Corporate Governance Guidelines confirm that an important component of the Board is diversity. In addition, the Board believes that the Company should strive to take into account a balanced gender representation as much as possible when making nominations for election. If the proposed slate of director nominees is elected at the 2025 annual meeting, then three of the seven directors (or 42.9%) will be women.

The Company believes that the current composition of the Board, taking into account the knowledge and experience of the current members, is in the best interest of the Company and its businesses. In the future, we will continue to pursue a diverse composition for the Board, although it is not possible to predict when we will be able to fully achieve all targets.

Communications with Directors of the Company

The Board welcomes questions or comments about the Company and its operations. Interested parties who wish to communicate with the Board, the Chair, the non-employee or independent directors, or any individual director may write to Expro Group Holdings N.V., c/o U.S. Headquarters, Attention: Corporate Secretary – 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084. If requested, any questions or comments will be kept confidential to the extent reasonably possible. Depending on the subject matter, the Corporate Secretary, will:

• forward the communication to the director or directors to whom it is addressed;
• refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or
• not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Compensation Committee Interlocks and Insider Participation

None of the Company's executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on the Board. No member of the Board is an executive officer of a company in which one of the Company's executive officers serves as a member of the board of directors or compensation committee of that company.

Risk Oversight

The Board is actively involved in oversight of risks that could affect the Company. This oversight function is conducted primarily through the Audit Committee and the Nominating and Governance Committee, but the full Board retains responsibility for general oversight of risks. The Audit Committee is charged with oversight of the



Company's system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. The Nominating and Governance Committee is charged with oversight of risks related to environmental, social and governance matters, including climate- and human capital-related risks, as well as enterprise risk management, and the assessment of enterprise, fraud and strategic risks, including cybersecurity and artificial intelligence risks. The Board supports its oversight responsibility through full reports from the Audit Committee Chair and the Nominating and Governance Committee Chair regarding the respective committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks. In addition, the Company has internal audit systems in place to monitor adherence to policies and procedures and to support the Company's internal audit function. The Company has an established practice of conducting enterprise risk assessments and fraud risk assessments on a recurring basis, the results of which are reviewed by the Audit Committee, Nominating and Governance Committee and the Board.

Executive Sessions of the Board

The non-management directors have regularly scheduled meetings in executive session. The Chairman of the Board will preside at these meetings. In the event the non-management directors include directors who are not independent under the listing requirements of the NYSE, then at least once a year, there will be an executive session including only independent directors. The Chairman of the Board is responsible for preparing an agenda for the meetings of the independent directors in executive session. If re-elected to the Board, Mr. Drummond will continue to serve as independent Chairman of the Board following the 2025 annual meeting and will be responsible for preparing the agendas for executive sessions.

Board Leadership Structure

Under Dutch law, only a non-executive director can be the Chairman of the Board. Currently, Mr. Drummond serves as Chairman of the Board, and Mr. Jardon serves as our President, Chief Executive Officer and executive director. If re-elected to the Board, Mr. Drummond will continue to serve as Chairman of the Board following the 2025 annual meeting. The Board believes this structure promotes increased board independence from management and therefore, leads to better monitoring and oversight.

Annual Performance Evaluation of the Board and Its Committees

The Board conducts an annual self-evaluation to determine whether it is functioning effectively. The self-evaluation process is overseen by the Board, in consultation with the Nominating and Governance Committee. As part of this process, the independent Chairman of the Board will receive comments from each director in response to a distributed questionnaire and will determine whether the Board should discuss the findings.

The Board's committees also conduct an annual self-evaluation to determine whether the committees are functioning effectively. The self-evaluation process is overseen by the Board. As part of this process, the Chair of each committee will receive comments from each of the committee members in response to a distributed questionnaire and will determine whether the applicable committee or the Board should discuss the findings.

Code of Ethics for Chief Executive Officer, Chief Financial Officer, Controller and Certain Other Officers

The Board has adopted a Financial Code of Ethics for its Chief Executive Officer, Chief Financial Officer and all other financial and accounting officers. Any change to, or waiver from, the Financial Code of Ethics will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. A copy of the Company's Financial Code of Ethics for its Chief Executive Officer, Chief Financial Officer, Controller and Certain Other Officers is available on the Company's website at *www.expro.com*.

Code of Conduct

The Board has adopted a Code of Conduct applicable to the Company's employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any change to, or waiver from (for directors and executive officers), this Code of Conduct may be made only by the



Board and will be promptly disclosed within four business days following the amendment or waiver, as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. A copy of Company's Code of Conduct is available on the Company's website at *www.expro.com*, and the Company intends to disclose any amendments or waivers to its Code of Conduct via its website.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE. A copy of the Company's Corporate Governance Guidelines is available on the Company's website at *www.expro.com*.

Insider Trading Policy; Hedging and Pledging Practices

Our Board has adopted an insider trading policy (the "Insider Trading Policy"), which governs the purchase, sale and other dispositions of our securities by directors, officers and employees (as well as certain persons related to them). We believe this policy and the procedures that the Company follows are reasonably designed to promote compliance with insider trading and market abuse laws, rules and regulations and the NYSE listing standards. Among other things, the Insider Trading Policy (i) prohibits trading by covered persons in our securities while aware of material, non-public information about the Company or in the securities of another company while aware of material, non-public information about such company gained in the course of working for the Company, and misusing such information, such as by "tipping" or making unauthorized disclosure of material, non-public information and (ii) provides for trading windows and pre-clearance processes that apply to certain covered individuals. The Company's Insider Trading Policy also prohibits hedging transactions involving Company securities and other transactions involving Company-based derivative securities. "Derivative securities" are defined in the Insider Trading Policy as options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, transactions in debt that may be convertible into Company common stock, and writing puts or calls. The Insider Trading Policy does not, however, restrict holding awards such as options, restricted stock, restricted stock units or other derivative securities granted under a Company equity incentive plan. However, exercising and settling any such awards must be done in compliance with the terms of the Insider Trading Policy. The Company's Insider Trading Policy also prohibits pledging Company securities as collateral, including holding shares in a margin account. The Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended 2024 filed on February 25, 2025.



COMPENSATION COMMITTEE REPORT

The Board reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K promulgated by the SEC with management of the Company, and, based on such review and discussions, the Board recommended that such Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Submitted by the Compensation Committee

Eileen G. Whelley (Chair)
Robert W. Drummond
Eitan Arbeter



COMPENSATION DISCUSSION AND ANALYSIS AND EXECUTIVE COMPENSATION

TABLE OF CONTENTS

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis (this "CD&A") is intended to provide perspective regarding the Company's executive compensation program for 2024, and the philosophy, objectives, compensation processes, and key components of compensation established by the Compensation Committee of the Company.



The Company continues to maintain executive compensation programs that reflect positive corporate governance features. Below is a summary of those practices:

WHAT WE DO	WHAT WE DON'T DO
☑ Utilize variable, at-risk performance-based elements to align pay and performance for a large portion of compensation.	☒ Permit hedging or pledging of Company stock.
☑ Maintain stock ownership requirements for officers and non-employee directors.	☒ Provide single trigger post-employment and change-in-control provisions.
☑ Utilize multiple performance metrics across our short- and long-term incentive plans.	☒ Maintain individual employment agreements providing cash severance following a termination of employment (other than with respect to an individual agreement with our CEO).
☑ Limit maximum payout under our short- and long-term incentive plans.	☒ Backdate or reprice stock option awards.
☑ Engage an independent outside consultant to help the Compensation Committee evaluate and monitor our compensation program.	☒ Provide tax gross-ups on change-in-control benefits.
☑ Include clawback provisions in key agreements, and maintain policies that allow us to recover all incentive compensation paid to covered employees, including our Named Executive Officers, in the event of an accounting restatement or certain acts of misconduct.	☒ Provide excessive perquisites.
☑ Utilize reasonable post-employment and change-in-control provisions that do not allow single-trigger change-in-control payments and do not pay severance in the event of voluntary termination.	
☑ Annually review all officer compensation opportunities against peer groups.	

Say-on-Pay

We held our last advisory say-on-pay and say-on-frequency votes regarding executive compensation at the Company's 2024 Annual Meeting. At that meeting, 96% of the votes cast by our shareholders approved the compensation paid to our Named Executive Officers as described in the CD&A and the other related compensation tables and disclosures contained in our Proxy Statement filed with the SEC on March 29, 2024. The Compensation Committee has determined that it is advisable to hold say-on-pay votes annually, and the next advisory say-on-pay vote will occur at this 2025 Annual Meeting.

96%
approval of 2024
say-on-pay vote

Overview of Executive Compensation and our Compensation Process

Key Objectives of the Company's Compensation Program

- attract, motivate, retain and reward employees by offering competitive and flexible compensation and benefits packages
- promote alignment with our business strategy and shareholder interests by tying a substantial portion of executive pay to performance
- ensure compliance with applicable law, alignment between metrics and risk, and promotion of global equity and consistency
- reward long-term profitability
- discourage excessive risk-taking



These objectives are taken into consideration when creating the Company's compensation arrangements, when setting each element of compensation under those programs, and when determining the proper mix of the various compensation elements for each of the Named Executive Officers. We intend to annually re-evaluate whether our compensation programs and the levels of pay awarded under each element of compensation achieve these objectives.

The Compensation Committee has primary responsibility over our executive compensation program, including the decisions regarding the various levels and forms of compensation for each of the Company's Named Executive Officers. The Compensation Committee's primary objectives are to set competitive pay practices and to utilize equity compensation to align the incentives of executives of the Company with the interests of shareholders by tying a significant portion of compensation directly to performance.

As a result of the decisions of the Company's Compensation Committee, the compensation of the Company's Named Executive Officers consisted primarily of the following items, which are described in greater detail in the sections below:

- base salary;
- annual cash incentive awards;
- equity-based long-term incentive compensation (comprised of both performance-based equity awards and time-based vesting equity awards); and
- severance benefits for certain terminations of employment.

Independent Compensation Consultant

To ensure the Company continues to meet its compensation objectives as a public company, we work with Meridian Compensation Partners, LLC ("Meridian") and use market data to develop an understanding of the current compensation practices among peers and to ensure that our executive compensation program is appropriately benchmarked against peers within the industry.

The Compensation Committee has considered and assessed relevant factors that could give rise to a potential conflict of interest with respect to the independent compensation consultant that provided services in 2024. Based on this review, the Compensation Committee determined that there are no conflicts of interest raised by the work performed by Meridian.

Peer Group and Benchmarking

The Compensation Committee reviews a competitive market analysis of officer compensation each year provided by Meridian. This data helps inform pay decisions for the upcoming year. The peer group used in the market analysis (which was used to inform 2024 compensation) was:

Weatherford International plc	Helmerich & Payne, Inc.	Newpark Resources, Inc.
ChampionX Corporation	U.S. Silica Holdings, Inc.	Helix Energy Solutions Group, Inc.
Liberty Energy Inc.	RPC, Inc.	Oil States International, Inc.
Nabors Industries Ltd.	ProPetro Holding Corp.	Cactus, Inc.
Patterson-UTI Energy, Inc.	Select Water Solutions, Inc.	Core Laboratories N.V.
Oceaneering International, Inc.	Archrock, Inc.	Dril-Quip, Inc.

The Compensation Committee utilizes the peer group for purposes of obtaining data regarding the compensation practices of our peers in order to evaluate the relative appropriateness of our compensation practices. Meridian worked with our Compensation Committee to select this group of publicly traded international companies from the same or similar industries and within a relevant range of our annual sales and market capitalization. The Compensation Committee evaluates this peer group annually in advance of the annual compensation market benchmarking analyses provided by Meridian. The Compensation Committee takes peer group market data into consideration when establishing officer pay levels, but also considers other relevant factors such as performance,



experience, internal alignment, scope of the role, and other relevant factors when making pay decisions. The Compensation Committee also uses market data from the same peer group in evaluating non-employee Board of Director compensation.

Named Executive Officers

This CD&A provides information regarding the executive compensation program for the following executive officers (collectively, the "Named Executive Officers").


Michael Jardon
President and
Chief Executive Officer


Quinn Fanning
Chief Financial Officer


Alistair Geddes
Chief Operating Officer


John McAlister
General Counsel
and Secretary


Steven Russell
Chief Technology Officer

Components of the Company's Executive Compensation Program

For 2024, in addition to a base salary, each of the Named Executive Officers was eligible to receive a short-term cash incentive bonus and a long-term incentive equity award. The Company believes its mix of compensation aligns its executives' compensation with the Company's short-term and long-term goals consistent with the interests of the Company's shareholders.

The chart below summarizes the percentage of the Chief Executive Officer's and the average of the other Named Executive Officers' target compensation from base salary, cash incentives and equity awards.



(1)   The percentage of each compensation element reflected above is based on the target amounts set by the Compensation Committee. For base salary, reflects the base salary as increased mid-year by the Compensation Committee, as described below.

Below is a description of each of the principal elements of the Company's compensation programs in effect as of the close of our most recent fiscal year and the Company's view on these elements. The Company recognizes that in connection with the review the Board or Compensation Committee undertakes with Meridian, the goals themselves and the methods of implementing those goals may change in the future.



Base Salary

Base salary is a fixed component of officer compensation and is reviewed and approved annually by the Compensation Committee. In setting the base salaries for 2024, the Company's Compensation Committee considered various factors, including current market conditions, market and peer group data provided by Meridian, the individual's performance, experience, scope of responsibilities, and the overall compensation package received by each Named Executive Officer. After reviewing market and peer group data, Compensation Committee implemented merit increases to the base salaries of Messrs. Fanning, McAlister and Russell, effective mid-year during 2024. The Compensation Committee did not make any changes to the base salaries of Messrs. Jardon and Geddes.

The 2024 annual base salary for each of the Named Executive Officers is set forth below.

Name	Annual Base Salary after mid-year increase	Annual Base Salary prior to mid-year increase	% Change
Michael Jardon	$1,000,000	$1,000,000	—
Quinn Fanning	$ 465,000	$ 450,000	3%
Alistair Geddes	$ 529,200	$ 529,200	—
John McAlister	$ 422,193*	$ 387,885*	9%
Steven Russell	$ 440,000	$ 425,000	4%

* Converted to USD from GBP using an exchange ratio of $1.27937 to British Pound, which is the average monthly rate for 2024 as reported by XE.com.

Annual Cash Incentives

Our annual short-term incentive program (STI) in 2024 was designed to provide management, including our Named Executive Officers, with an annual incentive opportunity tied to certain metrics measuring the Company's performance. The annual incentive program measures performance over the full fiscal year. For 2024, each officer had an assigned target annual incentive expressed as a percentage of base salary, as shown in the table below.

Name	Target Annual Incentive Award (% of Annual Base Salary)	Target Incentive Award Amount ($)
Michael Jardon	125%	$1,250,000
Quinn Fanning	100%	$ 465,000
Alistair Geddes	100%	$ 529,200
John McAlister	100%	$ 422,193*
Steven Russell	100%	$ 440,000

* Converted to USD from GBP using an exchange ratio of $1.27937 to British Pound, which is the average monthly rate for 2024 as reported by XE.com.

The amounts listed in the table above reflect each individual's STI target award for 2024, based on a level of achievement that results in a 100% payout of their target annual incentive award.

For the Named Executive Officers, the target incentive opportunity granted for 2024 was dependent on the Company's achievement of four corporate-wide numerical performance goals. For 2024, the four metrics selected and their respective weighting were set at planned budgeted amounts in February 2024 and the metrics were unchanged as compared to the annual cash incentive program for 2023.

In May 2024, the Company completed its acquisition of CTL UK Holdco Limited ("Coretrax"). Following this acquisition, the Compensation Committee determined that it was appropriate to increase the Adjusted EBITDA and Free Cash Flow performance goals based on the expected results of the combined company. The following table illustrates the weighting of each metric and the potential payout levels for 2024 after the increases were made.



Metric	Weighting	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
Adjusted EBITDA(1)	50.0%	$323M	$363M	$411M
Free Cash Flow(2)	35.0%	$122M	$142M	$159M
TRCF(3)	10.0%	1.12	1.06	n/a
ESG(4)	5.0%	1000 tonnes	1140 tonnes	n/a

(1) "Adjusted EBITDA" is defined by the Company as net income/(loss) adjusted for interest and finance charges, net income tax expense, foreign exchange gains/(losses), severance and other charges, stock-based compensation expense, other income/(expense), gain/(loss) on disposal of group of assets and exceptional items (including merger and integration costs), depreciation, amortization and impairments. Prior to the adjustments for the Coretrax acquisition, the Adjusted EBITDA targets were set at $292M (threshold), $332M (target) and $380M (stretch).

(2) "Free Cash Flow" is defined by the Company as Adjusted Cash Flow From Operations (Adjusted CFFO, which excludes cash paid for interest and exceptional items, such as severance and other integration related costs, share repurchases, withholding taxes on vested shares, settlement costs/payments (e.g., FCPA), and M&A related costs) less Core Capital Expenditures (Core Capex, which excludes integration-related Capex, capitalized software and licenses, and M&A). Prior to the adjustments for the Coretrax acquisition, the Free Cash Flow targets were set at $113M (threshold), $133M (target) and $150M (stretch).

(3) Total Recordable Case Frequency, or "TRCF", is defined as the total recordable cases multiplied by one million, divided by the number of exposure (working) hours.

(4) ESG component is measured by the total reduction measured in CO_2e GHG (Greenhouse Gas) emissions as compared to the Company's 2021 emissions as a baseline.

As reflected in the table above, if the Company achieved the target performance metrics for 2024, the cash incentive awards for the Named Executive Officers would be paid at 100% of the target levels. Achievement of the threshold level would result in a 50% payout of a target cash incentive award and achievement of the maximum or greater performance level would result in a maximum payout of 200% of target. Performance below the threshold goal would result in no payout for that particular metric. While the Compensation Committee has discretion to adjust payments up and down, based on individual performance and other factors, no adjustments were made to any of our Named Executive Officers' individual annual incentive payments for 2024 under the plan.

For performance achievement between threshold, target, and maximum levels, payouts are calculated using straight line interpolation. The actual results attained by the Company during 2024 with respect to the performance metrics established for 2024 yielded a 55.25% payout. This was based on actual results as described in the table below.

Goal	Weighting	Actual	Weighted Achievement (%)
Adjusted EBITDA	50%	$347M	40.25%
Free Cash Flow	35%	$96M	0%
TRCF	10%	1.05	10.0%
ESG	5%	3,537 tonnes	5.0%
Total Payout %			55.25%

The amounts listed in the table below reflect the actual 2024 STI payout received by each of the Named Executive Officers based on the performance criteria described above.

Name	Actual 2024 Incentive Award Payout ($)
Michael Jardon	$690,625
Quinn Fanning	$252,168
Alistair Geddes	$292,383
John McAlister	$225,427*
Steven Russell	$238,419

* Converted to USD from GBP using an exchange ratio of $1.27937 to British Pound, which is the average monthly rate for 2024 as reported by XE.com.



Long-Term Incentives

Equity Awards

To create additional incentives for the executive officers to continue to grow enterprise value and to align their pay with shareholders, we maintain the Company's 2022 Long-Term Incentive Plan (the "LTIP"). We believe a formal long-term equity-based incentive program is important and consistent with the compensation programs of the companies in our peer group. We also believe that long-term equity-based incentive compensation is an important component of our overall compensation program because it:

- balances short- and long-term objectives;
- aligns our executives' interests with the long-term interests of our shareholders;
- rewards long-term performance relative to industry peers;
- makes our compensation program competitive from a total remuneration standpoint;
- encourages executive retention; and
- gives executives the opportunity to share in our long-term value creation.

Our Compensation Committee has the authority under the LTIP to award incentive equity compensation to our executive officers in such amounts and on such terms as the Compensation Committee determines appropriate in its sole discretion based on a variety of factors, including the Company's financial and operating performance; the size and mix of the executive's total compensation; achievement of strategic non-financial goals; market comparisons and individual factors.

2024 Equity Awards

Our long-term equity-based incentive compensation consists of grants of performance-based restricted stock unit awards ("PRSU") and time-based restricted stock unit awards ("RSU"). In February 2024, the Compensation Committee approved grants on the following terms to each of the Named Executive Officers:

PRSU / RSU mix

- 60% of the annual awards were provided in the form of PRSUs and 40% of annual awards were provided in the form of RSUs.

Vesting Conditions

- The time-based RSUs provide for ratable vesting with one-third vesting on February 22, 2025, February 22, 2026 and February 22, 2027.
- The PRSUs granted in 2024 vest at the end of a three-year performance period ending on December 31, 2026, and will be delivered in February 2027. Performance will be measured at the end of the full three-year period, taken as a whole.

Key Award Conditions

- RSUs and PRSUs are subject to the recipient's continuous employment at the Company.
- The PRSUs are subject to the achievement of performance conditions based on the Company's total shareholder return ("TSR") performance as compared to the TSR performance of the constituent companies in the exchange traded fund (ETF) described below, with payout determined as follows:
  (1) performance for the three-year performance period is measured by calculating TSR performance at the end of the entire period;
  (2) the Company's relative TSR is measured against the companies listed in the SPDR S&P Oil & Gas Equipment and Services ETF, a fund whose investments are based on an index derived from the oil and gas equipment and services segment of a U.S. total market composite index; and



(3) in determining payout amounts, the TSR relative percentile rank and the resulting payout percentages include the following levels, however, **if TSR for the performance period is negative, the payout will not exceed 100% of the target level**:

Level	TSR Percentile Rank vs. Comparison Group	Payout Percentage
Maximum	90th percentile and above	200% of Target Level
Target	75th percentile	150% of Target Level
Target	50th percentile	100% of Target Level
Threshold	25th percentile	50% of Target Level
	Below 25th percentile	0%

Below is a summary of the value of LTIP awards made to each Named Executive Officer in 2024. The number of RSUs and PRSUs underlying each award is calculated using the 30-day volume-weighted average price of the Company's common stock. After reviewing market and peer group data, the Compensation Committee implemented increases to the total target LTIP awards for 2024, as compared to 2023, for each of the Named Executive Officers, as shown in the table below. There were no changes to the relative proportions of such awards that were granted as PRSUs versus RSUs, as compared to the LTIP awards granted in 2023.

Name	2024 Target RSU (40%)	2024 Target PRSU (60%)	Total 2024 Target LTIP Award	Percentage Increase in Total 2024 Target LTIP Award vs. 2023
Michael Jardon	$1,540,000	$2,310,000	$3,850,000	10%
Quinn Fanning	$ 530,000	$ 795,000	$1,325,000	7%
Alistair Geddes	$ 480,000	$ 720,000	$1,200,000	17%
John McAlister	$ 348,000	$ 522,000	$ 870,000	15%
Steven Russell	$ 370,000	$ 555,000	$ 925,000	9%

Vesting and Payout of Prior PRSUs

PRSUs previously granted to the Named Executive Officers in October 2021 are paid out based on calculating TSR performance with respect to three separate one-year achievement periods included in the three-year performance period, resulting in a weighted average payout at the end of the three-year performance period.

All of the Named Executive Officers received grants of PRSUs in October 2021 in connection with the Merger. The 2024 fiscal year was the third and final performance period for this award. Based on the average TSR performance during each of the performance periods, as shown below, each Named Executive Officer received a payout equal to 21.3% of target level for this award, which was delivered in February 2025.

October 2021 Grant	TSR Percentile Payout Percentage
2022 performance period*	0%
2023 performance period	64%
2024 performance period	0%
Final average	**21.3%**

* covers the period from October 1, 2021 to December 31, 2022

Officers were not granted LTIP awards in 2022 due to the timing of this October 2021 award cycle in connection with the completed Merger. PRSUs previously granted to the Named Executive Officers in February 2023 vest at the end of a three-year performance period ending on December 31, 2025, and will be delivered in February 2026. Performance will be measured at the end of the full three-year period, taken as a whole.



Employee Stock Purchase Plan

We maintain the Company's 2023 Employee Stock Purchase Plan (the "ESPP"), which was approved by the Company's shareholders at the 2023 Annual Meeting in order to enable eligible employees (including the Named Executive Officers based in the United States and the United Kingdom) to purchase shares of the Company's Common Stock at a discount. This plan encourages stock ownership and aligns the interests of the executives with our shareholders. Purchases under the ESPP are accomplished through participation in discrete offering periods. This ESPP is intended to qualify as an employee stock purchase under section 423 of the Internal Revenue Code of 1986, as amended, (the "Code"). Under the existing ESPP, a maximum of 5,000,000 shares of the Company's Common Stock has been reserved for issuance, subject to appropriate adjustments to reflect changes in the Common Stock caused by certain events like stock splits or a change in control. The number of shares of stock that may be granted to any single participant in any single option period will be subject to certain limitations set forth in the plan.

Severance Benefits

Other than Mr. Jardon, who is party to an employment agreement, none of our Named Executive Officers is a party to an individual employment agreement providing for severance upon a termination of employment. However, the Change in Control ("CIC") Severance Plan provides severance payments in a "double-trigger" situation, and the Executive Retention and Severance Plan provides severance benefits in the case of a qualifying termination. The Named Executive Officers other than Mr. Jardon all participate in the CIC Severance Plan and the Executive Retention and Severance Plan, which supersede any of their individual severance rights. Further, severance payments would not be provided to any executive in the event of voluntary termination.

CIC Severance Plan

Under the CIC Severance Plan, the Named Executive Officers who are participants in the plan are entitled to receive a cash severance equal to two times the sum of the executive's annual base salary and target annual incentive opportunity for the year of termination, as well as certain other severance benefits (including accelerated vesting of outstanding equity awards and a pro-rated cash bonus based on their target incentive amount for the year of termination), upon a qualifying termination, which is defined as an involuntary termination within the 24-month period following a change in control. Other than Mr. Jardon, all of our Named Executive Officers were participants in this plan in 2024. There are no single-trigger change-of-control payments provided under this plan, nor do we provide any 280G parachute payment tax gross-ups. However, we believe that competitive double-trigger payments provide financial protection to employees following an involuntary loss of employment in connection with a change in control. We believe that these types of benefits enable our executives to focus on important business decisions in the event of any future acquisition of our business, without regard to how the transaction may affect them personally. We believe that this structure provides executives with an appropriate incentive to cooperate in completing a change in control transaction if such transaction is in the best interest of the Company and its shareholders. Participation in the CIC Severance Plan is contingent upon the executive entering into a participation agreement in which the executive agrees to certain restrictive covenants during and following employment with the Company.

Executive Retention and Severance Plan

Under the Executive Retention and Severance Plan, the Named Executive Officers who are participants in the plan are entitled to receive severance in the amount of one times annual base salary, plus limited payments and reimbursements to cover outplacement assistance and health plan coverage, upon a qualifying termination of employment, which is defined as a termination by the Company without cause, or resignation by the executive for good reason. In order to prevent payment of benefits under both the CIC Severance Plan and the Executive Retention and Severance Plan, a termination in connection with a change in control entitling the executive to payment under the CIC Severance Plan cannot be a qualifying termination under the Executive Retention and Severance Plan. Other than Mr. Jardon, all of our Named Executive Officers were participants in this plan in 2024.

Mr. Jardon's Employment Agreement

At the closing of the Merger, the Company and Mr. Jardon entered into an employment agreement (the "Jardon Agreement"), which provides that if Mr. Jardon is terminated by the Company without "Cause" or resigns for "Good



Reason" (each such term as defined in the Jardon Agreement), Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Jardon Agreement:

- Cash severance equal to 2.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the date on which his employment is terminated (the "Termination Date") and (ii) the average of the annual bonuses received by Mr. Jardon for the two years immediately preceding the Termination Date (or if two annual bonuses have not yet been received by Mr. Jardon as of the Termination Date, the annual bonus received by Mr. Jardon for the year preceding the Termination Date, annualized to the extent necessary), payable in ten substantially equal monthly installments;
- Payment of any earned but unpaid annual bonus for the year immediately preceding the year in which the Termination Date occurs;
- A lump sum cash payment equal to $12,500 in consideration of the cost of health care continuation; and
- Reimbursement of up to $7,500 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

The Jardon Agreement further provides that if Mr. Jardon is terminated by the Company without Cause or for Good Reason within the 24 months following a "Change in Control" (such term as defined in the Jardon Agreement), Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Jardon Agreement:

- Cash severance equal to 3.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the Termination Date or the date of the Change in Control, whichever results in the greater amount (the "CIC Base Salary"), and (ii) the product of (x) the highest target bonus percentage in place for Mr. Jardon during the year in which the Termination Date occurs and (y) the CIC Base Salary, payable in ten substantially equal monthly installments;
- Payment of a pro-rata portion of the target annual bonus that would have been earned for the year in which the Termination Date occurs, based on the number of days employed during such year;
- A lump sum cash payment equal to $22,500 in consideration of the cost of health care continuation;
- Accelerated vesting of any outstanding equity awards, with vesting of any performance-based equity awards determined based on the greater of (x) actual performance as of the Termination Date and (y) target performance at the 100% target payout level; and
- Reimbursement of up to $15,000 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

Other Arrangements

In addition, the Named Executive Officers may become entitled to continued or accelerated vesting under the terms of certain outstanding RSU and/or PRSU awards upon qualifying terminations of employment (subject to certain restrictive covenant obligations).

See "—Potential Payments upon Termination or a Change in Control," for a more detailed discussion of the payments and benefits provided under each of the arrangements noted above. We believe that these arrangements help to ensure the day-to-day stability and focus of our management team and are consistent with competitive practices.

Perquisites and Other Compensation Elements

The Company pays certain limited automobile expenses for each Messrs. Jardon, Fanning, McAlister and Geddes. Messrs. McAlister and Geddes, who participate in our U.K. benefit plans, each receive a cash allowance in lieu of pension participation in the Expro North Sea Limited Retirement and Death Benefits Plan. The cash allowance is equal to 20% of their respective base salaries. The Compensation Committee of the Company determined that it was appropriate to continue to offer these two benefits to the applicable Named Executive Officers consistent with their pre-Merger compensation packages. See the All Other Compensation table below for further details.



On March 24, 2023, Expro Overseas Inc., a subsidiary of the Company, entered into an amended service contract with Alistair Geddes effective March 31, 2023 (the "Service Contract") in connection with his relocation to the Company's offices in Dubai for an initial period of two years, which can be extended by mutual agreement. The Company determined it was advisable to have Mr. Geddes relocate to ensure a more even geographic distribution of key management personnel. The Service Contract provides for certain perquisites related to the overseas assignment, including various allowances and payments which are generally in line with the Company's expatriate policy applicable to all similarly situated employees. Specifically, he was eligible to receive the following in 2024, in addition to certain other benefits summarized below in the Summary Compensation Table: (i) an annual housing payment to be paid directly to his landlord not to exceed 480,000 United Arab Emirates Dirham (approximately $130,000), and (ii) monthly allowances paid directly to Mr. Geddes for goods and services and cost of living, as well as a monthly hardship payment.

Risk Assessment

The Compensation Committee annually reviews the Company's compensation policies as generally applicable to employees and believes that these policies do not encourage excessive or unnecessary risk-taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. In addition, the following specific factors, in particular, reduce the likelihood of excessive risk-taking:

- The Company's overall compensation levels are competitive with the market;
- The Company's compensation mix is balanced among (i) fixed components, like salary and benefits, (ii) annual incentives that reward the Company's overall financial and business performance, business unit financial performance, operational measures, and individual performance, and (iii) long-term incentives that align executives' interests with those of our shareholders, encouraging them to preserve long-term shareholder value and avoid excessive risks;
- Multiple performance metrics are used across the short- and long-term incentive program;
- Incentive programs have maximum payout limitations;
- Long-term incentive awards are granted on an annual basis, creating overlapping vesting and performance measurement periods, and ensuring that executives remain exposed to the risks of their decisions over time;
- Named Executive Officers are subject to stock ownership guidelines that require that they hold a minimum value of stock while employed by the Company;
- We have clawback provisions in key agreements, such as our RSU award agreements and the CIC Severance Plan, and our Named Executive Officers are also subject to our recoupment policies; and
- Our insider trading policy contains prohibitions against pledging and engaging in hedging transactions with respect to our stock and other securities.

In summary, although a portion of the compensation provided to the Named Executive Officers may be based on the Company's performance and on the individual successes of the employee, the Company believes its compensation programs do not encourage excessive and unnecessary risk-taking by executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both short- and long-term operational and financial goals of the Company. Additionally, our use of long-term equity-based compensation serves our compensation program's goal of aligning the interests of executives and shareholders, thereby reducing the incentives for unnecessary risk-taking. Facets of compensation that incentivize these executives but mitigate risk-taking have been and will continue to be one of the many factors considered by the Compensation Committee during its review of the Company's compensation programs and during the design of new programs that may become effective in connection with the Company's continued growth and development. In the future, the Compensation Committee will seek to ensure that any changes made to the compensation programs do not encourage excessive or unnecessary risk-taking and that any level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company.

Stock Ownership Guidelines

Our Named Executive Officers are subject to stock ownership guidelines that were established by our Board as of the closing of the Merger, and replaced a similar set of guidelines that had previously been established by the Company's then Supervisory Board prior to the Merger. These guidelines reinforce the importance of aligning the



interests of our executive officers with the interests of our shareholders. The current guidelines are expressed in terms of the value of our executive officers' equity holdings as a multiple of each currently employed executive officer's base salary, as follows:

Officer Level	Ownership Guideline
President/Chief Executive Officer	5x annualized base salary
Direct Reports to the CEO (that are executive officers)	3x annualized base salary
All other direct reports to the CEO (other than the Executive Assistant) and the Principal Accounting Officer	2x annualized base salary

These stock ownership levels must be achieved by each individual within 5 years of the later of October 1, 2021 or the date that the individual was first appointed as an executive officer or Direct Report to the CEO (with such 5-year period resetting upon an officer's promotion to a higher ownership guideline multiple). All of the Named Executive Officers are subject to the stock ownership guidelines.

Equity interests that count toward the satisfaction of the ownership guidelines include stock owned directly by the employee or jointly owned, stock owned indirectly by the employee (e.g., by a spouse, by an immediate family member residing in the same household or in a trust for the benefit of the executive or his family), stock held under the officer's account under any company-sponsored retirement plan or under the Company's employee stock purchase plan, unvested (or vested but unsettled) time-based RSUs or restricted stock held by the officer granted pursuant to the Company's LTIP or any prior plan (but only to the extent required to be settled in shares of common stock), any non-restricted shares granted to the officer pursuant to the LTIP or any prior plan, and any stock purchased by the officer in the open market. Unvested PRSUs do not count toward satisfaction of the ownership guidelines. During the five-year grace period for compliance, an individual may not sell any shares of common stock, except for personally-held shares or shares sold to meet expected tax obligations, until that individual's stock ownership level has been achieved. To the extent shares of common stock have been sold from vested RSUs granted by the Company, the equivalent amount of personally-held shares of common stock may not be sold unless the individual has satisfied the applicable ownership level. Pursuant to our stock ownership guidelines, ownership is calculated based on an individual's annual base salary and the greater of (i) the average closing price of a share of the Company's common stock over the previous calendar year or (ii) the value at acquisition. All of our Named Executive Officers are currently in compliance with the applicable requirements of our stock ownership guidelines or within the grace period contemplated thereby.

Additionally, we have stock ownership guidelines for our non-employee directors, requiring a minimum holding of 5x the annualized cash retainer. For information regarding these guidelines, please see "Director Compensation" below.

Recoupment Policy

We have adopted a Compensation Recovery Policy (the "Compensation Recovery Policy"), consistent with the requirements of the NYSE and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, as well as an additional Recoupment Policy (the "Recoupment Policy") which give the Company the right to recover incentive-based compensation previously paid to certain specified persons in certain situations such as misconduct.



A summary of certain key features of both policies is below, which summary is qualified in its entirety by the complete language of both policies. The Compensation Recovery Policy is an exhibit to our Annual Report on Form 10-K filed on February 25, 2025.

	Compensation Recovery Policy	Recoupment Policy
Effective Date	October 2, 2023	October 2, 2023 The Recoupment Policy replaces an earlier recoupment policy of the Company that applies prior to the Effective Date.
Persons Covered	Current and former executive officers of the Company.	Any current or former employee of the Company, manager level or above, who received incentive-based compensation.
Events Triggering Recovery Rights	Restatement of any of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws (such event, a "Restatement").	• a Restatement; or • a determination by the independent directors of the Company that the relevant employee has engaged in Misconduct*.
Amount of Compensation Recoverable	The amount of any incentive-based compensation that is in excess of such compensation that would have been received based on the Restatement (the "Excess Compensation")	In the event of a Restatement, any Excess Compensation. In the event of Misconduct, any and all incentive compensation received during the applicable recoupment period.
Discretion Over Enforcement	The Compensation Committee is required to seek recoupment of the Excess Compensation unless impracticable, as specifically defined in the policy.	Enforcement of the policy is at the sole discretion of the Compensation Committee.
Recoupment Period	Excess Compensation paid with respect to the three completed fiscal years prior to the earlier of (i) the date that the Board, a committee thereof or the officers of the Company conclude (or should have concluded) that a Restatement is required or (ii) the date a court, regulator or similar body orders the Company to undertake a Restatement.	Compensation granted within the 36-month period preceding a Restatement or in the 36-month period preceding and following any employee's Misconduct.

* "Misconduct" means that such person has (i) engaged in gross negligence, incompetence, or misconduct in the performance of the employee's duties with respect to the Company; (ii) has failed to materially perform his duties and responsibilities to the Company; (iii) has breached any written agreement with the Company; (iv) has breached any corporate policy or code of conduct established by the Company; (v) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Company, in terms of business operations, financial results, or reputation; (vi) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Company, or (vii) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

Equity Grant Timing Practices

The Compensation Committee approves all equity award grants to our Named Executive Officers on or before the grant date. Equity awards are generally made on a predetermined cycle in the first quarter of the fiscal year, though the Compensation Committee maintains discretion to grant additional equity awards outside of the annual grant cycle. The Compensation Committee does not have a practice or policy of granting equity awards in anticipation of the release of material non-public information and, in any event, does not time the release of material non-public information in coordination with grants of equity awards in a manner that intentionally benefits the Named Executive Officers or otherwise for the purpose of affecting the value of executive compensation. In fiscal 2024, equity compensation for our Named Executive Officers consisted solely of RSUs and PRSUs; we did not grant stock options in 2024.

Accounting and Tax Considerations

Section 162(m) of the Code limits the deductibility of certain compensation expenses in excess of $1,000,000 to certain of executive officers in any fiscal year.

While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Company's overall compensation philosophy and objectives. The Company believes that maintaining the



discretion to evaluate the performance of executive officers is an important part of the Company's responsibilities and benefits public shareholders, and therefore, the Company may award compensation to the Named Executive Officers that is not fully deductible if it is determined that such compensation is consistent with the Company's compensation philosophy and benefits shareholders. Section 409A of the Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments, and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is the Company's intention to design and administer its compensation and benefits plans and arrangements for all employees and other service providers, including the executive officers, so that they are either exempt from, or satisfy the requirements of, section 409A of the Code.

Any equity awards granted to our employees, including executive officers, are reflected in the Company's consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification, Topic 718, "Compensation—Stock Compensation."



EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth the annual compensation earned by or granted by the Company to the Named Executive Officers during the 2024, 2023, and 2022 fiscal years. For an explanation of the compensation mix and the relative amounts of each compensation element, please see the "Components of the Company's Executive Compensation Program" section of our Compensation Discussion and Analysis above.

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael Jardon President and Chief Executive Officer	2024	1,000,000	—	5,246,072	690,625	25,800	6,962,497
	2023	1,000,000	—	5,169,391	937,500	25,200	7,132,091
	2022	1,000,000	—	—	1,117,500	430,819	2,548,319
Quinn Fanning Chief Financial Officer	2024	456,412	—	1,805,471	252,168	25,800	2,539,851
	2023	450,000	—	1,827,732	337,500	25,200	2,640,432
	2022	450,000	—	—	402,300	78,075	930,375
Alistair Geddes Chief Operating Officer	2024	529,200	—	1,635,131	292,383	384,985	2,841,699
	2023	527,265	—	1,514,069	395,449	312,630	2,749,413
	2022	520,726	—	—	465,529	114,491	1,100,746
John McAlister General Counsel and Secretary	2024	408,013	—	1,185,484	225,427	95,148	1,914,072
	2023	386,130	—	1,121,100	289,597	89,629	1,886,456
	2022	385,585	—	—	344,713	89,450	819,748
Steven Russell Chief Technology Officer	2024	431,527	—	1,260,412	238,419	13,800	1,944,157
	2023	425,000	—	1,255,419	318,750	13,200	2,012,369
	2022	425,000	—	—	379,950	6,100	811,050

(1) Reflects positions as of December 31, 2024.

(2) The salary amounts set forth do not reflect the annual rate of salary that is "set" for the year, but what is considered "earned" for that year and thus they may differ slightly from the stated base salary amounts due to normal payroll practices and mid-year base salary increases. For 2023, amounts for Mr. McAlister have been converted to USD from GBP using an exchange ratio of $1.27937 to British Pound, which is the average monthly rate for 2024 as reported by XE.com.

(3) The amounts reflected in this column for 2024 reflect equity grants of RSUs and PRSUs granted in 2024, the details of which are reflected in the "Components of the Company's Executive Compensation Program" section of our Compensation Discussion and Analysis above. All amounts reflected in this column represent the aggregate grant date fair value of the awards granted to the Named Executive Officers calculated pursuant to FASB ASC Topic 718, disregarding any potential forfeitures. With respect to PRSUs, the amount is also reflective of the "probable" outcome of vesting for accounting purposes. Please see Note 20 to our Consolidated Financial Statements for the 2024 fiscal year within our Form 10-K, filed with the SEC on February 25, 2025, for more details on the valuation assumptions for these equity awards.

(4) The amounts in this column for 2024 reflect combined short-term incentive awards approved for the Named Executive Officers, the details of which are as described under "Compensation Discussion and Analysis— Components of the Company's Executive Compensation Program—Annual Cash Incentives". Amounts for Mr. McAlister for 2024 have been converted to USD from GBP using an exchange ratio of $1.27937 to British Pound which is the average monthly rate for 2024 as reported by XE.com.

(5) The amounts reflected in this column for the last completed fiscal year include the specific items reflected in the All Other Compensation table below.



All Other Compensation:

Name	UK Pension Allowance ($)(1)(2)	Automobile Expenses ($)(1)	Employer 401(k) Match ($)	Expat Allowances and Premiums ($)(3)	Housing Allowance ($)(4)	Other ($)(1)(5)	Total ($)
Michael Jardon	—	12,000	13,800	—	—	—	25,800
Quinn Fanning	—	12,000	13,800	—	—	—	25,800
Alistair Geddes	105,840	17,972	—	127,008	119,826	14,339	384,985
John McAlister	81,603	12,468	—	—	—	1,077	95,148
Steven Russell	—	—	13,800	—	—	—	13,800

(1) Amounts for Mr. McAlister have been converted to USD from GBP using an exchange ratio of $1.27937 to British Pound as reported by XE.com.

(2) Messrs. McAlister and Geddes each receive a cash allowance in lieu of pension participation in the Expro North Sea Limited Retirement and Death Benefits Plan. The cash allowance is equal to 20% of their respective base salaries.

(3) Paid pursuant to the Service Contract entered into with Mr. Geddes effective March 31, 2023 in connection with his relocation to Dubai. Includes monthly allowances paid directly to Mr. Geddes for goods and services and cost of living, as well as a monthly hardship payment, which are in line with the Company's expatriate policy applicable to all similarly situated employees.

(4) Amounts for Mr. Geddes have been converted to USD from Emirati Dirhams using an exchange ratio of $0.27229 to AED as reported by XE.com. This allowance represents amounts paid directly by the Company to Mr. Geddes' landlord for his rent covering the period.

(5) For Mr. McAlister, represents amounts paid by the Company for a private medical plan. For Mr. Geddes, represents amounts paid for utilities and for airfare expenses for Mr. Geddes' spouse to return to the United Kingdom on home leave.

Grants of Plan-Based Awards for 2024

Name	Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock (3)(#)	Grant Date Fair Value of Stock Awards (4)($)
Michael Jardon	Cash (1)	n/a	625,000	1,250,000	2,500,000	—	—	—	—	—
	PRSU(2)	2/22/24	—	—	—	67,465	134,930	269,860	—	3,508,180
	RSU(3)	2/22/24	—	—	—	—	—	—	89,953	1,737,892
Quinn Fanning	Cash (1)	n/a	232,500	465,000	930,000	—	—	—	—	—
	PRSU(2)	2/22/24	—	—	—	23,219	46,437	92,874	—	1,207,362
	RSU(3)	2/22/24	—	—	—	—	—	—	30,958	598,109
Alistair Geddes	Cash (1)	n/a	264,600	529,200	1,058,400	—	—	—	—	—
	PRSU(2)	2/22/24	—	—	—	21,028	42,056	84,112	—	1,093,456
	RSU(3)	2/22/24	—	—	—	—	—	—	28,037	541,675
John McAlister	Cash (1)	n/a	211,096	422,193	844,386	—	—	—	—	—
	PRSU(2)	2/22/24	—	—	—	15,246	30,491	60,982	—	792,766
	RSU(3)	2/22/24	—	—	—	—	—	—	20,327	392,718
Steven Russell	Cash (1)	n/a	220,000	440,000	880,000	—	—	—	—	—
	PRSU(2)	2/22/24	—	—	—	16,209	32,418	64,836	—	842,868
	RSU(3)	2/22/24	—	—	—	—	—	—	21,612	417,544

(1) Represents cash awards under the Company's annual incentive program as described under "Compensation Discussion and Analysis—Components of the Company's Executive Compensation Program—Annual Cash Incentives". Amounts for Mr. McAlister converted to USD from GBP using an exchange ratio of $1.27937 to British Pound, which is the average monthly rate for 2024 as reported by XE.com. For cash awards under the plan, the "Target" column represents 100% of the potential incentive opportunity set as a percentage of each executive officer's salary. Amounts reported in the "Threshold" column reflect 50% of the each Named Executive Officer's individual short-term incentive award target, and amounts in the "Maximum" column reflect 200% of each Named Executive Officer's individual short-term incentive award target. If less than minimum levels of performance are attained with respect to the applicable performance goals, then no amount will be earned unless the Compensation Committee exercises discretion to adjust the award payout.



(2) Represents the potential number of shares payable under the performance-based restricted stock units (or PRSUs). Amounts reported (a) in the "Threshold" column reflect 50% of the target number of shares denominated under each Named Executive Officer's PRSU award, which, in accordance with SEC rules, is the minimum amount payable for a certain level of performance under the PRSUs, (b) in the "Target" column reflect 100% of the target number of shares denominated under each Named Executive Officer's PRSU award, which is the target amount payable under the PRSU awards for performance at target levels, and (c) in the "Maximum" column reflect 200% of the target number of shares denominated under the PRSUs, which is the maximum amount payable for performance at maximum levels. If less than minimum levels of performance are attained with respect to the total shareholder return (TSR) performance metrics applicable to the PRSUs, then 0% of the target number of PRSUs awarded will be earned. The number of shares actually delivered at the end of the performance period may vary from the target number of PRSUs, based on our achievement of the specific performance measures. Performance targets and target awards for the awards reported above are described under "Compensation Discussion and Analysis—Components of the Company's Executive Compensation Program—Long Term Incentives—Equity Awards."

(3) Represents shares of restricted stock units subject to time-based vesting conditions. The terms of these grants are described under "Compensation Discussion and Analysis—Components of the Company's Executive Compensation Program—Long Term Incentives—Equity Awards."

(4) See Note 3 in the Summary Compensation Table above for information on the value of the RSUs (the "2024 RSUs") and PRSUs (the "2024 PRSUs") granted in 2024.

Narrative Description to the Summary Compensation Table and the Grants of Plan-Based Awards Table for the 2024 Fiscal Year

Summary Compensation Table. As of the closing of the Merger, the Company entered into an employment agreement with Mr. Jardon. Mr. Jardon's Employment Agreement provides for an initial base salary of $1,000,000 and an annual incentive bonus opportunity based on performance criteria determined by the Board or the Compensation Committee. Beginning in 2023, Mr. Jardon was eligible to receive annual LTIP awards, as determined by the Board or the Compensation Committee in its sole discretion, and he received an equity award in February 2024 in the form of PRSUs and time-based RSUs. Mr. Jardon's Employment Agreement also provides for certain severance payments, as described under "Potential Payments Upon Termination or a Change in Control—Jardon Agreement."

As of the closing of the Merger, the Company entered into an Offer Letter with Mr. Fanning. Mr. Fanning's Offer Letter provides for an initial base salary of $450,000, which was increased to $465,000 during 2024, and an annual incentive bonus opportunity equal to 100% of his annualized base salary. Mr. Fanning's Offer Letter also provided for participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan. In addition, in 2024 Mr. Fanning received an equity award in February 2024 in the form of PRSUs and time-based RSUs.

Effective March 31, 2023, the Company entered into an amended Service Contract with Mr. Geddes related to his relocation to the Company's offices in Dubai. The amended Service Contract provides for, among other things, an annual base salary of $529,200, participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan, a monthly transportation allowance of $1,497.67, and an additional monthly payment equal to 20% of base salary in lieu of pension scheme contributions. In addition, the amended Service Contract provides for certain other perquisites related to the overseas assignment, including various allowances and payments as further detailed under "Components of the Company's Executive Compensation Program—Perquisites and Other Compensation Elements." In addition, in 2024 Mr. Geddes received an annual incentive cash bonus and an equity award in February 2024 in the form of PRSUs and time-based RSUs.

As of the closing of the Merger, the Company entered into a Service Contract with Mr. McAlister. Mr. McAlister's Service Contract provides for an initial annual base salary of £311,000 (or approximately $387,884), which was increased to £330,000 (or approximately $422,193) during 2024. It also provides for participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan, a monthly car allowance of £750 (or approximately $960), and an additional monthly payment equal to 20% of base salary in lieu of pension scheme contributions. In addition, in 2024 Mr. McAlister received an annual incentive cash bonus and an equity award in February 2024 in the form of PRSUs and time-based RSUs.



As of the closing of the Merger, the Company entered into an Employment Assignment Letter with Mr. Russell. Mr. Russell's Employment Assignment Letter provides for an initial annual base salary of $425,000, which was increased to $440,000 during 2024, and an annual incentive bonus opportunity equal to 100% of his base salary. Mr. Russell's Employment Assignment Letter also provides for participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan. In addition, in 2024 Mr. Russell received an equity award in February 2024 in the form of PRSUs and time-based RSUs.

Grants of Plan Based Awards Table. The 2024 RSUs granted to Messrs. Jardon, Fanning, Geddes, McAlister and Russell are scheduled to vest ratably in three equal annual installments beginning on February 22, 2025. Further details regarding the treatment of the 2024 RSUs upon termination of employment of our named executive officers is described in "—Potential Payments Upon Termination or a Change in Control."

The 2024 PRSUs granted to Messrs. Jardon, Fanning, Geddes, McAlister and Russell are scheduled to vest based on the applicable payout percentage as determined by the performance criteria for the three-year performance period ending December 31, 2026 and subject to the Named Executive Officer's continued employment through the applicable vesting date. The vesting of these PRSUs is described in more detail in "Compensation Discussion and Analysis—Components of the Company's Executive Compensation Program—Long Term Incentives—Equity Awards." Further details regarding the treatment of the 2024 PRSUs upon termination of employment of our named executive officers is described in "—Potential Payments Upon Termination or a Change in Control."

Outstanding Equity Awards at 2024 Fiscal Year End

The table below reflects each option and equity-based compensation award held by our Named Executive Officers as of December 31, 2024.

Name	Option Awards(1) Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested ($)(5)
Michael Jardon	782,103	—	—	17.08	02/04/2028	176,049	2,195,331	413,444	5,155,647
Quinn Fanning	196,102	—	—	17.74	02/04/2028	70,800	882,876	130,400	1,626,088
Alistair Geddes	215,077	—	—	17.08	02/04/2028	62,668	781,470	114,865	1,432,367
John McAlister	195,525	—	—	17.08	02/04/2028	43,608	543,792	79,680	993,610
Steven Russell	—	—	—	—	—	44,447	554,254	81,028	1,010,419

(1) In connection with the Merger, the Company assumed the outstanding option awards of Legacy Expro, which were then adjusted in accordance with the Merger consideration. The options have vested pursuant to the internal rate of return thresholds.

(2) This column reflects the number of shares of unvested restricted stock units (RSUs) held by each Named Executive Officer on December 31, 2024. These include the following grants of restricted stock unit awards:

- In October 2021 to Messrs. Jardon (113,062 RSUs), Fanning (68,178 RSUs), Geddes (61,360 RSUs), McAlister (38,350 RSUs) and Russell (33,237 RSUs) of which one third vested on February 22, 2023, one third vested on February 22, 2024 and one third vested on February 22, 2025.
- In February 2023 to Messrs. Jardon (72,614 RSUs), Fanning (25,674 RSUs), Geddes (21,268 RSUs), McAlister (15,748 RSUs) and Russell (17,635 RSUs) of which one third vested on February 24, 2024, one third vested on February 24, 2025 and one third vests on February 24, 2026.
- In February 2024 to Messrs. Jardon (89,953 RSUs), Fanning (30,958 RSUs), Geddes (28,037 RSUs), McAlister (20,327 RSUs) and Russell (21,612 RSUs) of which one third vested on February 22, 2025, one third will vest on February 22, 2026 and one third vests on February 22, 2027.

(3) This column reflects the aggregate market value of all shares of unvested restricted stock units held by each Named Executive Officer on December 31, 2024 and is calculated by multiplying the number of RSUs outstanding on December 31, 2024 by the closing price of our common stock on December 31, 2024, the last day of trading on the NYSE for the 2024 fiscal year, which was $12.47 per share.



(4) This column reflects the number of shares of unvested PRSUs held by each Named Executive Officer on December 31, 2024 and is based on the target number of PRSUs subject to each award. These include the following grants of PRSU awards (with numbers specified at the target level of performance):

- In October 2021 to Messrs. Jardon (169,593 PRSUs), Fanning (45,452 PRSUs), Geddes (40,907 PRSUs) McAlister (25,567 PRSUs), and Russell (22,158 PRSUs), in each case, with a performance period ending on December 31, 2024.
- In February 2023 to Messrs. Jardon (108,921 PRSUs), Fanning (38,511 PRSUs), Geddes (31,902 PRSUs) McAlister (23,622 PRSUs), and Russell (26,452 PRSUs), in each case, with a performance period ending on December 31, 2025.
- In February 2024 to Messrs. Jardon (134,930 PRSUs), Fanning (46,437 PRSUs), Geddes (42,056 PRSUs) McAlister (30,491 PRSUs), and Russell (32,418 PRSUs), in each case, with a performance period ending on December 31, 2026.

(5) This column reflects the aggregate market value of all shares of unvested PRSUs held by each Named Executive Officer on December 31, 2024 and is calculated by multiplying the number of unvested PRSUs, determined as described in Note (4) to this table, by the closing price of our common stock on December 31, 2024, the last day of trading on the NYSE for the 2024 fiscal year, which was $12.47 per share.

Option Exercises and Stock Vested in Fiscal Year 2024

The following table provides information concerning equity awards of our Named Executive Officers that vested during the 2024 fiscal year. No stock options were exercised by our Named Executive Officers during the 2024 fiscal year.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michael Jardon	61,892	1,180,746
Quinn Fanning	31,284	599,101
Alistair Geddes	27,543	527,735
John McAlister	18,033	345,143
Steven Russell	31,669	608,200

(1) The amounts reflected in this column represent the aggregate market value realized by each Named Executive Officer upon vesting of the RSUs or PRSUs held by such Named Executive Officer, computed based on the closing price of our common stock on the last trading day prior to the applicable vesting date.

Pension Benefits

In connection with the Merger, the Company assumed certain pension plans of Legacy Expro. None of the Named Executive Officers participate in any of the Company's pension plans. Consequently, no table is included herein.

Potential Payments Upon Termination or a Change in Control

Long Term Incentive Plan

The following discussion and the amounts disclosed in the table below are based on the terms of arrangements as in effect on December 31, 2024.

RSU Awards

The RSUs that were granted to the Named Executive Officers during 2021, 2023 and 2024 will receive accelerated vesting upon a termination of employment due to death or "Disability." For all Named Executive Officers other than Mr. Jardon, the awards will also accelerate in the event that the Company incurs a "Change in Control" and the executive is involuntarily terminated within 24 months following such Change in Control, in accordance with the terms of the CIC Severance Plan as described below. In addition, Mr. Jardon (pursuant to the terms of his Employment Agreement) is entitled to accelerated or continued vesting treatment of his outstanding equity awards, as described below. Upon an involuntary termination without a Change in Control, the Company may elect, in its sole discretion (or as otherwise provided under Mr. Jardon's Employment Agreement), to enter into a special vesting agreement, contingent upon the executive's execution thereof, under which the RSUs will continue to vest according



to the vesting schedule as if the executive were continuing in the employment of the Company throughout the period during which the executive continuously satisfies certain non-competition and non-solicitation obligations. As defined in the RSU award agreements, each of the terms have the following meaning:

- "Disability" means the executive's inability to perform his or her duties or fulfil his or her obligations under the terms of his employment by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months as determined by the Company and certified in writing by a competent medical physician selected by the Company.
- A "Change in Control" is generally defined in our former long term incentive plan (which applies to the RSUs granted in 2021) as one of the following events: (i) the consummation of an agreement to acquire, or a tender offer for beneficial ownership of, 50% or more of either the then outstanding shares of common stock, or the combined voting securities that are entitled to vote in the election of directors; (ii) individuals who are on our board of directors on the effective date of our former long term incentive plan or any individuals whose election or appointment was approved by a majority of the board of directors as of that date (the "Incumbent Board") cease to constitute a majority of the members of the board; (iii) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, unless following such transaction, (a) our outstanding common stock or voting securities are converted into or exchanged for securities which represent more than 50% of the then outstanding shares of securities of the entity resulting from the transaction, (b) no person beneficially owns 20% or more of the then outstanding securities of the entity resulting from the transaction, or (c) at least a majority of the members of the board of directors or similar governing body of the entity resulting from the transaction were members of the Incumbent Board at the time of the execution of the agreement leading to the transaction; or (iv) our shareholders approve our complete liquidation or dissolution.
- A "Change in Control" is generally defined in our current LTIP (which applies to the RSUs granted in 2023 and 2024) as one of the following events: (i) the acquisition of beneficial ownership of, 50% or more of either the then outstanding shares of common stock, or the combined voting securities that are entitled to vote in the election of directors; (ii) individuals who are on our board of directors on the effective date of our LTIP or any individuals whose election or appointment was approved by a majority of the board of directors as of that date (the "Incumbent Board") cease to constitute a majority of the members of the board; (iii) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, unless following such transaction, (a) our outstanding common stock or voting securities are converted into or exchanged for securities which represent more than 50% of the then outstanding shares of securities of the entity resulting from the transaction, or (b) at least a majority of the members of the board of directors or similar governing body of the entity resulting from the transaction were members of the Incumbent Board at the time of the execution of the agreement leading to the transaction; or (iv) our shareholders approve our complete liquidation or dissolution.
- An "Involuntary Termination" means a termination of employment by the Company or an affiliate without Cause.
- "Cause" shall generally mean that the executive (i) has engaged in gross negligence, gross incompetence, or misconduct in the performance of his or her duties; (ii) has failed without proper legal reason to perform his or her duties and responsibilities; (iii) has breached any material provision of the award agreement or any written agreement or corporate policy or code of conduct established by the Company; (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Company; (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Company; or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

PRSU Awards

The PRSUs that were granted to the Named Executive Officers during 2021, 2023 and 2024 will receive accelerated vesting at the "target" level upon a termination of employment due to death or Disability. For all Named Executive Officers other than Mr. Jardon, in the event that the Company incurs a Change in Control and the executive's employment is involuntarily terminated within the 24-month period following such Change in Control, the PRSUs will vest as determined under the provisions of the CIC Severance Plan. In the event that the Named Executive Officer's qualifying termination of employment is not in connection with a Change in Control, then, except as otherwise determined by the Compensation Committee, in its sole discretion (or as otherwise provided under Mr. Jardon's Employment Agreement), the Company and the executive will enter into a special vesting agreement under which the PRSUs will continue to vest as if the executive were continuing in the employment of the Company throughout



the period during which the executive continuously satisfies certain non-competition and non-solicitation obligations. As defined in the PRSU award agreements, each of the terms referenced herein have the same meaning described above with respect to the 2021, 2023 and 2024 RSU awards.

Upon a qualifying termination of Mr. Jardon's employment, the treatment of his outstanding PRSUs will be governed by his Employment Agreement, which provides for accelerated vesting of outstanding equity awards in the event of a qualifying termination within 24 months following a change in control, with any such awards that are subject to performance criteria being determined based on the greater of actual performance through the date of termination or based on the 100% target payout level, subject to the satisfaction of certain restrictive covenant obligations.

Executive Change-In-Control Severance Plan

In 2024, all Named Executive Officers other than Mr. Jardon were participants in this plan. The CIC Severance Plan provides for the following severance benefits in the case of an "Involuntary Termination" on or within 24 months following a "Change in Control" (as such terms are defined in the plan), subject to the timely delivery of a release by the covered executive:

- Two times the sum of the "Base Salary" and "Target Bonus Amount," (as such terms are defined in the CIC Severance Plan), to be paid in equal monthly instalments over ten months;
- A lump sum cash payment of $22,500 in consideration of health care continuation to be paid on the last day of the month that is 60 days following the date of termination;
- A lump sum cash amount equal to the executive's target annual incentive opportunity for the year of termination, pro-rated through and including the date of termination;
- Accelerated vesting of any outstanding equity-based awards, with vesting of PRSUs determined based on the greater of actual performance through the date of termination or target performance at the 100% payout level; and
- Outplacement assistance benefits, as provided in each individual participation agreement.

The following definitions apply to the CIC Severance Plan:

- "Cause" means a determination by the Company or the employing affiliate (the "Employer") that the executive (i) has engaged in gross negligence, incompetence, or misconduct in the performance of his or her duties with respect to the Employer or any of its affiliates; (ii) has failed to materially perform the executive's duties and responsibilities to the Employer or any of its affiliates; (iii) has breached any material provision of the CIC Severance Plan or the accompanying Participation Agreement or any written agreement or corporate policy or code of conduct established by the Employer or any of its affiliates; (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Employer or any of its affiliates; (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Employer or any of its affiliates; or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).
- "Change in Control" or "CIC" has the meaning given such term under the LTIP or our former long term incentive plan, as applicable (as discussed under "RSU Awards" above).
- "Good Reason" means the occurrence, on or within 24 months after the date upon which a CIC occurs, of any one or more of the following: (i) a material reduction in the authority, duties, or responsibilities of a covered executive from those applicable to him immediately prior to the date on which the CIC occurs; (ii) a material reduction in a covered executive's annual rate of base salary or target annual bonus opportunity in effect immediately prior to the CIC; (iii) a change in the location of a covered executive's principal place of employment by more than 50 miles from the location where he was principally employed immediately prior to the date on which the CIC occurs unless such relocation is agreed to in writing by the covered executive; provided, however, that a relocation scheduled prior to the date of the CIC shall not constitute Good Reason; (iv) any material breach by the Company or the Employer of their obligations under the CIC Severance Plan; (v) the failure of any successor or assigns of the Company and/or the Employer to assume the obligations of the Company and the Employer under the CIC Severance Plan; or (vi) the receipt of a written notice, within the 24-month period following a CIC, of termination of the CIC Severance Plan or of any amendment that would adversely reduce the covered executive's potential severance payments or benefits or his or her coverage under the CIC Severance Plan.



- "Involuntary Termination" means any termination of the covered executive's employment with the Employer that is either a termination by the Employer other than for Cause or a termination by the covered executive for Good Reason; provided, however, that it shall not include any termination occurring as a result of the covered executive's death or a disability under circumstances entitling him to disability benefits under the standard long-term disability plan of the Employer.

Executive Retention and Severance Plan

In 2024, all Named Executive Officers other than Mr. Jardon were participants in this plan. The Executive Retention and Severance Plan provides for the following severance benefits in the case of a "qualifying termination" (as such term is defined in the plan), subject to the timely delivery of a release by the covered executive:

- A lump sum cash payment equal to one year of "base salary" (as such term is defined in the plan), to be paid in equal monthly instalments over ten months;
- A lump sum cash payment of $12,500 in consideration of health care continuation to be paid within 60 days following the "separation date" (as such term is defined in the plan);
- If the covered executive's employment is terminated prior to payment of the "annual bonus" (as such term is defined in the plan) for the prior calendar year, the covered executive will receive an "annual bonus" at the same time as bonus payments are made to similarly situated employees under the Company's bonus plan; and
- Reimbursement of up to $7,500 in outplacement assistance, to be provided within 12 months following the "separation date."

The following definitions apply to the Executive Retention and Severance Plan:

- "Annual Bonus" means the annual bonus paid pursuant to the Frank's International L.L.C. short term incentive program.
- "Cause" shall mean a determination by the Company or the Employer that the Covered Employee (i) has engaged in gross negligence, incompetence, or misconduct in the performance of his or her duties with respect to the Employer or any of its affiliates; (ii) has failed to materially perform the Covered Employee's duties and responsibilities to the Employer or any of its affiliates; (iii) has breached any material provision of this Plan or the Participation Agreement or any written agreement or corporate policy or code of conduct established by the Employer or any of its affiliates; (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Employer or any of its affiliates; (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Employer or any of its affiliates; or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).
- "Good Reason" means the occurrence of any one or more of the following: (a) a material reduction in a Covered Employee's annual rate of Base Salary; (b) a change in the location of a Covered Employee's principal place of employment by more than 50 miles from the location where he or she was principally employed, unless such relocation is agreed to in writing by the Covered Employee: (c) any material breach by the Company or the Employer of their obligations under this Plan; or (d) the failure of any successor or assigns of the Company and/or the Employer, as applicable, to assume the obligations of the Company and the Employer under this Plan. Notwithstanding the foregoing provisions of this Section or any other provision in this Plan to the contrary, any assertion by a Covered Employee of a termination of employment for "Good Reason" shall not be effective unless all of the following conditions are satisfied: (i) the condition described in the foregoing clauses of this Section giving rise to the Covered Employee's termination of employment must have arisen without the Covered Employee's consent; (ii) the Covered Employee must provide written notice to the Employer of such condition in accordance with the Notice Section of this Plan within 45 days of the initial existence of the condition; (iii) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Employer; and the date of the Covered Employee's termination of employment must occur within 90 days after the initial existence of the condition specified in such notice.
- "Qualifying Termination" means a Qualifying Termination of the Covered Employee's employment with the Employer which is either: (i) a Separation from Service by the Employer other than for Cause; or (ii) a Separation from Service by the Covered Employee for Good Reason; provided, however, that the term "Qualifying Termination" shall not include any termination occurring as a result of (a) the Covered Employee's death or a



disability under circumstances entitling him or her to disability benefits under the standard long-term disability plan of the Employer; or (b) the Covered Employee's termination in connection with a change in control entitling him or her to severance benefits under the CIC Plan.

- "Separation Date" for purposes of this Plan means the date designated by the Administrator on which the Covered Employee's employment is terminated.
- "Separation from Service" shall have the same meaning as the term "separation from service" in Code Section 409A(a)(2)(A)(i)

Employment Agreement with Mr. Jardon

Mr. Jardon is not a participant in the CIC Severance Plan or the Executive Retention and Severance Plan. The terms of his Employment Agreement, effective as of the closing of the Merger, govern the severance payable to him. Pursuant to his Employment Agreement, if Mr. Jardon is terminated by the Company without Cause or resigns for Good Reason, Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Employment Agreement:

- Cash severance equal to 2.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the date on which his employment is terminated (the "Termination Date") and (ii) the average of the annual bonuses received by Mr. Jardon for the two years immediately preceding the Termination Date (or if two annual bonuses have not yet been received by Mr. Jardon as of the Termination Date, the annual bonus received by Mr. Jardon for the year preceding the Termination Date, annualized to the extent necessary), payable in ten substantially equal monthly installments;
- Payment of any earned but unpaid annual bonus for the year immediately preceding the year in which the Termination Date occurs;
- A lump sum cash payment equal to $12,500 in consideration of the cost of health care continuation; and
- Reimbursement of up to $7,500 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

The Employment Agreement further provides that if Mr. Jardon is terminated by the Company without Cause or for Good Reason within the 24 months following a Change in Control, Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Employment Agreement:

- Cash severance equal to 3.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the Termination Date or the date of the Change in Control, whichever results in the greater amount (the "CIC Base Salary"), and (ii) the product of (x) the highest target bonus percentage in place for Mr. Jardon during the year in which the Termination Date occurs and (y) the CIC Base Salary, payable in ten substantially equal monthly installments;
- Payment of a pro-rata portion of the target annual bonus that would have been earned for the year in which the Termination Date occurs, based on the number of days employed during such year;
- A lump sum cash payment equal to $22,500 in consideration of the cost of health care continuation;
- Accelerated vesting of any outstanding equity awards, with vesting of any performance-based equity awards determined based on the greater of (x) actual performance as of the Termination Date and (y) target performance at the 100% target payout level; and
- Reimbursement of up to $15,000 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

The following definitions apply to Mr. Jardon's Employment Agreement:

- "Cause" means Mr. Jardon: (a) has engaged in gross negligence, incompetence, or misconduct in the performance of his duties with respect to any member of the Company group; (b) has failed to materially perform his duties and responsibilities to any member of the Company group; (c) has breached any material provision of his Employment Agreement or any written agreement or corporate policy or code of conduct established by any member of the Company group; (d) has engaged in conduct that is, or could reasonably expected to be, materially



injurious to any member of the Company group; (e) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to any member of the Company group; or (f) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

- "Change in Control" means the occurrence of any of the following events, excluding for the avoidance of doubt the transaction contemplated by the Merger Agreement:

(A) the consummation of an agreement to acquire, or a tender offer for beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by any person of, 50% or more of either (x) the then outstanding shares of common stock of the Company (the "Outstanding Stock") or (y) the combined voting power of the then outstanding voting securities of The Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by The Company or any entity controlled by the Company or (iv) any acquisition by any entity pursuant to a transaction that complies with clauses (i), (ii), and (iii) of paragraph (c) below;

(B) individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board;

(C) consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company, or an acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (i) the Outstanding Stock and Outstanding Voting Securities immediately prior to such Business Combination represent or are converted into or exchanged for securities which represent or are convertible into more than 50% of, respectively, the then outstanding shares of common stock or common equity interests and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company, or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (ii) no person (excluding any employee benefit plan (or related trust) of the Company or the entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock or common equity interests of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body of such entity except to the extent that such ownership results solely from ownership of the Company that existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors or similar governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(D) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

- "Good Reason" means the occurrence of any of the following events: (a) a material reduction in Mr. Jardon's authority, duties, or responsibilities; (b) a material reduction in Mr. Jardon's base salary or target annual bonus; (c) a change in the location of Mr. Jardon's principal place of employment by more than 50 miles from the Company's principal office in Houston, Texas; or (d) a material breach by the Company of the Employment Agreement.
- "Incumbent Board" means the portion of the Board constituted of the individuals who are members of the Board as of the closing of the Merger and any other individual who becomes a director of the Board after the closing of the Merger and whose election or appointment by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Incumbent Board.



Potential Payments Upon Termination or Change in Control for Remaining Named Executive Officers

The following table quantifies the potential payments and benefits that the Company would provide to its Named Executive Officers in connection with a termination of employment and/or change in control occurring on December 31, 2024, pursuant to the terms of the RSU and PRSU award agreements granted pursuant to the LTIP or our former long term incentive plan, the CIC Severance Plan, and, in the case of Mr. Jardon, his Employment Agreement. Each value below represents the Company's best estimate of the amount that could be paid upon the applicable scenario, but until an actual termination of employment or a change in control occurs, the Company cannot know with any certainty what value the executives would receive. Stock prices were calculated based upon the closing price of the Company's common stock on December 31, 2024 of $12.47 per share.

Executive	Involuntary Termination of Employment ($)	Termination of Employment for Death or Disability ($)	Termination of Employment by Retirement ($)	Change in Control or Liquidity Event (Without a Termination of Employment) ($)	Change in Control (With an Involuntary Termination) ($)
Michael Jardon					
Cash Payments	4,055,000	—	—	—	8,000,000
Accelerated Equity(1)	—	7,350,978	—	—	7,350,978
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**4,075,000**	**7,350,978**	**—**	**—**	**15,388,478**
Quinn Fanning					
Cash Payments	465,000	—	—	—	2,325,000
Accelerated Equity(1)	—	2,508,964	—	—	2,508,964
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**485,000**	**2,508,964**	**—**	**—**	**4,871,464**
Alistair Geddes					
Cash Payments	529,200	—	—	—	2,646,000
Accelerated Equity(1)	—	2,213,837	—	—	2,213,837
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**549,200**	**2,213,837**	**—**	**—**	**4,897,367**
John McAlister					
Cash Payments	422,193	—	—	—	2,110,965(2)
Accelerated Equity(1)	—	1,537,401	—	—	1,537,401
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**442,193**	**1,537,401**	**—**	**—**	**3,685,866**
Steven Russell					
Cash Payments	440,000	—	—	—	2,220,000
Accelerated Equity(1)	—	1,564,673	—	—	1,564,673
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**460,000**	**1,564,673**	**—**	**—**	**3,802,173**

(1) Mr. Jardon's equity awards will accelerate upon an involuntary termination that results in his ceasing to provide services to the Company in any capacity, which scenario is reflected in the "Involuntary Termination of Employment" column. All other Named Executive Officers' RSUs and PRSUs will continue to vest according to their normal schedule upon an involuntary termination or retirement so long as the executive complies with non-competition and non-solicitation obligations and assuming any required special vesting agreements are entered into between the executive and the Company. The table above does not include amounts that would be realized from this continued vesting of awards, but rather reflects only the awards that become accelerated in full.

(2) Converted to USD from GBP using an exchange ratio of $1.27937 to British Pound, which is the average monthly rate for 2024 as reported by XE.com.



Director Compensation

In accordance with Dutch law and the Company's Articles, the shareholders shall determine the compensation policy of the Board. The Company's remuneration policy was previously adopted by the shareholders. The authority to establish the actual compensation for the members of the Board is vested in the Board, with due observance of the compensation policy.

The Board believes that attracting and retaining qualified non-employee directors is critical to the Company's future value, growth, and governance. The Board also believes that the compensation package for the Company's non-employee directors should require a portion of the total compensation to be equity-based to align the interests of these directors with the Company's stockholders. The Company, along with Meridian, has determined that the compensation program applicable to the non-employee directors should be comparable with the packages identified at the Company's peer group.

For 2024, the Board received the following remuneration: (i) an annual retainer compensation package for the non-executive directors valued at approximately $225,000, of which $75,000 is paid in the form of an annual cash retainer, and the remaining $150,000 is expected to be paid in a grant of RSUs under the Expro Group Holdings N.V. Long-Term Incentive Plan, as Amended and Restated; (ii) payment to the Audit Committee Chair and each other Audit Committee member of an annual amount of $25,000 and $12,500, respectively; (c) payment to the non-executive Chairman of an annual amount of $100,000; (d) payment to the Compensation Committee Chairman and each other Compensation Committee member of an annual amount of $15,000 and $7,500, respectively; and (e) payment to the Nominating and Governance Committee Chairman and each other Nominating and Governance Committee member of an annual amount of $10,000 and $5,000, respectively.

Our directors are subject to Stock Ownership Guidelines, which require our non-employee directors to hold shares of our common stock with a value equal to five times the amount of annual cash retainer (which does not include any extra fees for chairmanships or service on committees) paid to such directors. Our non-employee directors are required to achieve this stock ownership guideline within five years following the later of the date the guidelines became effective at the closing of the Merger or the date that the director was elected to our Board. Holdings that count towards satisfaction of this guideline, and the valuation measures used to determine such satisfaction, are the same that apply to our Named Executive Officers, as described in the section of our CD&A entitled, "—Stock Ownership Guidelines," above.

The following table reflects information concerning the compensation that the Company's non-employee directors earned during the last completed fiscal year ended December 31, 2024. Directors who are also employees of the Company do not receive any additional compensation for their service on the Board.

2024 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Robert W. Drummond	143,156	170,069	—	313,225
Eitan Arbeter(3)	82,500	170,069	—	252,569
Michael C. Kearney	114,071	170,069	—	284,140
Alan Schrager(3)(4)	29,303	—	—	29,303
Lisa L. Troe	105,000	170,069	—	275,069
Brian Truelove	97,500	170,069	—	267,569
Frances M. Vallejo	87,500	170,069	—	257,569
Eileen G. Whelley	95,000	170,069	—	265,069



(1) Includes an annual cash retainer fee, and if applicable, committee, committee chair or non-executive chairman, all as described above and prorated for periods of partial service in such capacities during 2024. The below summarizes the components of each director's cash compensation as disclosed above:

Name	Annual Cash Retainer Fee ($)	Committee Membership or Chair Fee ($)	Board Chairman / Lead Director Fees ($)
Robert W. Drummond	75,000	7,500	60,656
Eitan Arbeter	75,000	7,500	—
Michael C. Kearney	75,000	—	39,071
Alan Schrager	29,303	—	—
Lisa L. Troe	75,000	30,000	—
Brian Truelove	75,000	22,500	—
Frances M. Vallejo	75,000	12,500	—
Eileen G. Whelley	75,000	20,000	—

(2) The amounts reflected in this column are the aggregate grant date fair value of the RSUs granted to the non-employee directors during 2024 and calculated pursuant to ASC FASB Topic 718, disregarding any potential forfeitures. Please see Note 20 to our Consolidated Financial Statements for the 2024 fiscal year within our Form 10-K, filed with the SEC on February 25, 2025, for more details on the valuation assumptions for these equity awards. The number of RSUs granted to each non-employee director was determined at April 24, 2024 (the date the award was approved), by dividing $150,000 by the 30 day volume weighted average price of our common stock on the date immediately preceding the date these awards were approved.

The grants were made to all non-employee directors on June 1, 2024, in each case for 7,748 RSUs with a grant date fair value of $170,069.

(3) Messrs. Arbeter and Schrager have instructed that each of their cash retainer should be paid to their employer, Oak Hill Advisors, L.P. Similarly, they both disclaim beneficial ownership of their stock awards and are holding such awards on behalf of Oak Hill Advisors, L.P.

(4) Mr. Schrager served as a director until May 23, 2024.

CEO Pay Ratio Disclosures

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the total compensation of Michael Jardon, our current Chief Executive Officer (our "CEO").

For 2024, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than the CEO) was $32,206; and
- The annual total compensation of our CEO, using 2024 compensation data from the Summary Compensation Table, was $6,962,497.

Based on this information, for 2024 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was reasonably estimated to be 216.2 to 1.

The median employee that was used for purposes of calculating the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees is the same employee that was identified for purposes of our 2023 disclosure. Our employee population data described above does not include approximately 333 employees of Coretrax, which we acquired in May 2024. There has otherwise been no change in our employee population or employee compensation arrangements since that median employee was identified that we believe would significantly impact our pay ratio disclosure.

- We determined that, as of December 31, 2024, our employee population world-wide consisted of approximately 7,004 individuals. As of December 31, 2024, we had 1,152 employees in the United States, and 5,852 employees in non-United States jurisdictions. To calculate our median employee, we excluded all employees that reside in each of Egypt (116) Indonesia (165) and Senegal (9). Collectively, our excluded employees totaled 290 employees or 4.14% of our total employee population, leaving us with a balance of 6,714 employees in the identified population used to determine our median employee.



- We used a consistently applied compensation measure to identify our median employee of comparing the amount of salary or wages, bonuses and any other cash compensation reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2023 (or the equivalent of a Form W-2 reported to an applicable governmental entity for any employees in a non-US jurisdiction).
- We identified our median employee by consistently applying this compensation measure to all of our employees included in our assumptions, adjustments (including any cost-of-living adjustments), or estimates were applied to this calculation.
- After we identified our median employee, we combined all of the elements of such employee's compensation for the 2024 year in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $32,206.
- With respect to the total compensation of our CEO, we used the amount reported in the "Total" column (column (j)) of our 2024 Summary Compensation Table included in this Proxy Statement and incorporated by reference under Item 11 of Part III of our Annual Report, which resulted in annual total compensation for purposes of determining the ratio in the amount of $6,962,497 for 2024.



Pay Versus Performance Table

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last four completed fiscal years. The table below summarizes compensation values both previously reported in our Summary Compensation Table, as well as the adjusted values required in this section for the applicable years. Note that for our Named Executive Officers (each an "NEO") other than our principal executive officer (the "PEO"), compensation is reported as an average.

Year	Summary Compensation Table Total for First PEO(1)	Summary Compensation Table Total for Second PEO(1)	Compensation Actually Paid to First PEO(1)	Compensation Actually Paid to Second PEO(1)	Average Summary Compensation Table Total for Non-CEO NEOs(1)	Average Compensation Actually Paid to Non-CEO NEOs(1)(2)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return	Net Income (Loss) (in thousands)	Adjusted EBITDA (in thousands)
2024	N/A	6,962,497	N/A	1,775,784	2,309,945	960,713	40.20	103.72	51,918	347,403
2023	N/A	7,132,091	N/A	1,904,420	2,322,168	1,158,681	51.45	109.63	(23,360)	248,880
2022	N/A	2,548,319	N/A	1,886,664	915,480	899,231	58.45	102.76	(20,145)	206,233
2021	7,234,574	8,123,233	8,207,367	16,199,112	2,713,792	3,627,261	46.26	63.42	(131,891)	125,940
2020	3,973,463	N/A	736,558	N/A	880,505	641,151	53.00	56.62	(307,045)	100,186

(1) The PEO and the non-PEO NEOs for each year are as follows:

   (i) 2024, 2023 and 2022: Mr. Jardon, Second PEO; Messrs. Fanning, Geddes, McAlister, Russell, NEOs

   (ii) 2021: Mr. Kearney, First PEO; Mr. Jardon, Second PEO; Messrs. Fanning, Geddes, McAlister, Russell and Symington and Ms. Cougle, NEOs

   (iii) 2020: Mr. Kearney, First PEO; Messrs. Russell, Lakey and Symington and Ms. Cougle, NEOs

(2) To calculate Compensation Actually Paid ("CAP"), the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

First PEO (Kearney) SCT Total to CAP Reconciliation

Year	Salary	Bonus and Non-Equity Incentive Compensation (i)	Other Compensation	SCT Total	Deductions from SCT Total (ii)	Additions to SCT Total (iii)	CAP
2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2021	471,765	—	3,643,750	7,234,574	(3,119,059)	4,091,852	8,207,367
2020	709,637	354,825	12,825	3,973,463	(2,896,176)	(340,729)	736,558

Second PEO (Jardon) SCT Total to CAP Reconciliation

Year	Salary	Bonus and Non-Equity Incentive Compensation (i)	Other Compensation	SCT Total	Deductions from SCT Total (ii)	Additions to SCT Total (iii)	CAP
2024	1,000,000	690,625	25,800	6,962,497	(5,246,072)	59,359	1,775,784
2023	1,000,000	937,500	25,200	7,132,091	(5,169,391)	(58,280)	1,904,420
2022	1,000,000	1,117,500	430,819	2,548,319	—	(661,655)	1,886,664
2021	1,149,618	1,008,900	12,000	8,123,233	(5,952,714)	14,028,593	16,199,112
2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A



Average Non-PEO NEOs SCT Total to CAP Reconciliation

Year	Salary	Bonus and Non-Equity Incentive Compensation (i)	Other Compensation	SCT Total	Deductions from SCT Total (ii)	Additions to SCT Total (iii)	CAP
2024	456,288	252,099	129,933	2,309,945	(1,471,625)	122,393	960,713
2023	447,099	335,324	110,165	2,322,168	(1,429,580)	266,093	1,158,681
2022	445,328	398,123	72,029	915,480	—	(16,248)	899,231
2021	406,922	242,138	634,634	2,713,792	(1,430,265)	2,343,734	3,627,261
2020	345,357	151,244	5,332	880,505	(378,573)	139,219	641,151

(i) Reflects "all other compensation" reported in the SCT for each year shown.

(ii) Represents the grant date fair value of equity-based awards granted each year. We did not report a change in pension value for any of the years reflected in this table; therefore, a deduction from SCT total related to pension value is not needed.

(iii) Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. The equity component of CAP for fiscal year 2024 is further detailed in the supplemental table below.

Supplemental

Equity Component of CAP for FY 2024:

Equity Type	Fair Value of Current Year Equity Awards at 12/31/2024	Change in Value of Prior Years' Awards Unvested at 12/31/2024	Change in Value of Prior Years' Awards That Vested in FY 2024	Fair Value of Prior Years' Awards Forfeited in FY 2024	Equity Value Included in CAP
Second PEO (Jardon)	2,713,547	(2,834,539)	180,351	—	59,359
Average Non-PEO NEOs	761,202	(718,730)	79,920	—	122,393

(3) The peer group used for total shareholder return is SPDR S&P Oil & Gas Equipment & Services ETF (XES).

Narrative Disclosure to Pay Versus Performance Table

For the fiscal year ending December 31, 2024, the Company used Total Stockholder Return (TSR) to link PRSU equity grants to performance. In addition, the Company used two financial performance measures to link compensation actually paid to its NEOs to company performance under its annual cash incentive program, Adjusted EBITDA and Free Cash Flow. In addition to these financial performance measures, the Company also used Total Recordable Case Frequency and ESG as non-financial performance measures under its annual cash incentive program. For a description of the Company's PRSU grants, see page 27 and for a description of the Company's annual cash incentive program, see page 25.

Important Performance Measures for 2024
TSR
Adjusted EBITDA
Free Cash Flow
Total Recordable Case Frequency
ESG

The following graphs compare various performance metrics with the compensation actually paid to our PEO(s) and other NEOs during each of the last five fiscal years. For compensation paid in 2021, we note that compensation paid to certain of our NEOs reflects amounts that were paid in connection with the Merger, including severance amounts that were not tied to performance measures. For this reason, we believe compensation paid in 2021 is not reflective of our ordinary course pay practices.



The following graph compares the compensation actually paid to our PEO(s), the average of the compensation actually paid to our remaining NEOs and the TSR performance of our common units with the TSR performance of our comparison group. For purposes of our equity compensation program, we use the SPDR S&P Oil & Gas Equipment & Services ETF (XES) as our comparison group. The TSR amounts in the graph assume that $100 was invested beginning on December 31, 2019 and that all distributions or dividends were reinvested on a quarterly basis.



Compensation Actually Paid Versus TSR ($)					
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Compensation Actually Paid to First PEO	736,558	8,207,367	—	—	—
Compensation Actually Paid to Second PEO	—	16,199,112	1,886,664	1,904,420	1,775,784
Average Compensation Actually Paid to Non-PEO NEOs	641,151	3,627,261	899,231	1,158,681	960,713
TSR	53.00	46.26	58.45	51.45	40.20
Peer Group TSR	56.62	63.42	102.76	109.63	103.72



The following graph compares the compensation actually paid to our PEO(s), the average of the compensation actually paid to our remaining NEOs and our Net Income (Loss).



Compensation Actually Paid Versus Net Income (Loss) ($)					
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Compensation Actually Paid to First PEO	736,558	8,207,367	—	—	—
Compensation Actually Paid to Second PEO	—	16,199,112	1,886,664	1,904,420	1,775,784
Average Compensation Actually Paid to Non-PEO NEOs	641,151	3,627,261	899,231	1,158,681	960,713
Net Income (Loss)	(307,045)	(131,891)	(20,145)	(23,360)	51,918

The following graph compares the compensation actually paid to our PEO(s), the average of the compensation actually paid to our remaining NEOs and our Adjusted EBITDA.



Compensation Actually Paid Versus Adjusted EBITDA ($)					
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Compensation Actually Paid to First PEO	736,558	8,207,367	—	—	—
Compensation Actually Paid to Second PEO	—	16,199,112	1,886,664	1,904,420	1,775,784
Average Compensation Actually Paid to Non-PEO NEOs	641,151	3,627,261	899,231	1,158,681	960,713
Adjusted EBITDA	100,186	125,940	206,233	248,880	347,403



Equity Compensation Plan Information

The following table sets forth information as of December 31, 2024 with respect to equity compensation plans under which our common stock is authorized for issuance.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(3)
Equity compensation plans approved by our shareholders	5,798,969(1)	$19.47	13,757,095
Equity compensation plans not approved by our shareholders	—	—	—
Total	5,798,969	$19.47	13,757,095

(1) Represents securities to be issued upon exercise of outstanding RSUs and PRSUs under the LTIP, and outstanding options assumed in the Merger from Legacy Expro. As of December 31, 2024, 2,241,162 shares were subject to outstanding RSUs, 898,410 were subject to outstanding PRSUs and 2,659,396 were subject to outstanding assumed options. The number of shares subject to outstanding PRSUs is based on the target number of shares subject to each award and payments could occur at larger amounts if maximum performance metrics are met. The shares underlying the assumed options are available for issuance under the LTIP and do not reduce the shares available for issuance thereunder, but if such options are forfeited, the underlying shares are not otherwise available for issuance under the LTIP.

(2) The weighted-average exercise price excludes RSU and PRSU awards that do not have an exercise price. The weighted average grant date fair value of all RSUs is $19.15 and the weighted average grant date fair value of all PRSUs is $27.11, assuming a 100% target performance payout.

(3) The 13,757,095 shares remaining available for issuance as of December 31, 2024 consist of the following: 4,865,541 shares available under our existing employee stock purchase plan (approximately 82,842 of which are estimated to be issued in the current purchase period) and 8,891,554 shares available under the LTIP, assuming the target number of shares subject to outstanding PRSUs is no longer available for issuance.



AUDIT COMMITTEE REPORT

The information contained in this Audit Committee Report and references in this proxy statement to the independence of the Audit Committee members shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Act"), or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.

During the last fiscal year, and earlier this year in preparation for the filing with the SEC of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, the Audit Committee:

- reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2024 with management and with the independent registered public accountants;
- considered the adequacy of the Company's internal controls and the quality of its financial reporting, and discussed these matters with management and with the independent registered public accountants;
- reviewed and discussed with the independent registered public accountants (1) their judgments as to the quality of the Company's accounting policies, (2) the written disclosures and letter received from the independent registered public accountants required by Public Company Accounting Oversight Board Independence Rules regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and the independent registered public accountants' independence, and (3) the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, the Auditing Standards Board of the American Institute of Certified Public Accountants, and the Securities and Exchange Commission;
- discussed with management and with the independent registered public accountants the process by which the Company's chief executive officer, chief financial officer and principal accounting officer make the certifications required by the SEC in connection with the filing with the SEC of the Company's periodic reports, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q; and
- based on the reviews and discussions referred to above, recommended to the Board that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

The Audit Committee also met to review and discuss the Company's audited Dutch statutory annual accounts for the financial year 2024 with management and Deloitte Accountants B.V. The discussion included the observations of the independent registered public accountants during the audit as well as regulatory and financial reporting developments that may affect the Company in future years. The Audit Committee recommended that the Company's audited Dutch statutory annual accounts for the financial year 2024 be approved by the Board.

As recommended by the NYSE's corporate governance rules, the Audit Committee also regularly considers whether, to assure continuing auditor independence, it would be advisable to regularly rotate the audit firm itself.

Notwithstanding the foregoing actions and the responsibilities set forth in the Audit Committee's charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's consolidated financial statements are complete and accurate and in accordance with generally accepted accounting principles.

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The independent registered public accountants are responsible for expressing an opinion on those financial statements. Committee members are not employees of the Company or accountants or auditors by profession. Therefore, the Committee has relied, without independent verification, on management's representation that the consolidated financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent registered public accountants included in their report on the Company's consolidated financial statements.

The Committee meets regularly with management and the independent registered public accountants, including private discussions periodically with the independent registered public accountants, and receives the communications described above. However, this oversight does not provide us with an independent basis to



determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent registered public accountants do not assure that the Company's consolidated financial statements are presented in accordance with generally accepted accounting principles or that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards.

Audit Committee of the Board of Directors

Lisa L. Troe (Chair)
Brian Truelove
Frances M. Vallejo



INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the aggregate fees for services rendered to us by Deloitte & Touche LLP ("Deloitte"), our independent registered accounting firm, for the years ended December 31, 2024 and December 31, 2023:

	2024	2023
Audit Fees	$4,155,403	$4,029,232
Audit-Related Fees	—	40,000
Tax Fees	505,115	386,765
All Other Fees	82,225	45,150
Total	$4,742,743	$4,501,147

Audit fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by Deloitte and its affiliates for the audit of our consolidated annual financial statements, including the Annual Report on Form 10-K for the years ended 2024 and 2023, the review of quarterly financial statements and for services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for those fiscal years, including statutory audits and attest services.

Audit-related fees consist of the aggregate fees billed or expected to be billed for assurance and related services by Deloitte, if applicable, that are reasonably related to the performance of the audit or review of the financial statements and are not reported as audit fees herein. This category includes fees related to services in connection with various registration statement filings, including consents.

Tax fees consist of international tax compliance and corporate tax consulting.

All other fees are the aggregate fees billed for products and services other than "Audit Fees," "Audit-Related Fees" or "Tax Fees", and included services in connection with ESG readiness.

The Audit Committee has adopted procedures for the approval of Deloitte's and Deloitte Accountants B.V.'s services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval.

The Audit Committee is updated on the status of the auditor's services and related fees at its regular meetings.

As set forth in the Audit Committee Report on page 54 of this proxy statement, the Audit Committee has considered whether the provision of these non-audit services is compatible with maintaining auditor independence and has determined that they are.

Policy for Pre-Approval of Audit and Non-Audit Fees

The Audit Committee has an Audit and Non-Audit Services Pre-Approval Policy. The policy requires the Audit Committee to pre-approve the audit and non-audit services performed by our independent registered public accounting firm. Under the policy, the Audit Committee establishes the audit, audit-related, tax and all other services that have the approval of the Audit Committee. The term of any such pre-approval is twelve months from the date of pre-approval, unless the Audit Committee adopts a shorter period and so states. The Audit Committee will periodically review the list of pre-approved services and will add to or subtract from the list of pre-approved services from time to time. The Audit Committee will also establish annually pre-approval fee levels or budgeted amounts for all services to be provided by the independent registered public accounting firm. Any proposed services exceeding these levels or amounts will require specific pre-approval by the Audit Committee. As required under the Audit and Non-Audit Services Pre-Approval Policy, the Audit Committee pre-approved all services in 2024.



The Audit Committee has delegated to any financial officer of the Company the authority to engage the Company's independent registered public accounting firm in any of the pre-approved audit services or audit-related services of the pre-approval policy. The Audit Committee has delegated to the principal accounting officer the authority to engage the Company's independent registered public accounting firm in any of the pre-approved tax services or permitted non-audit services for which estimated fees do not exceed cumulatively up to $500,000 annually. In accordance with the Audit and Non-Audit Services Pre-Approval Policy, Deloitte submits the requested services to the Committee Chair for pre-approval. Each request is consistent with the rules of the SEC and Public Company Accounting Oversight Board with respect to the independence of independent registered public accounting firms. Any services that would exceed such limits should be pre-approved by the full Audit Committee. The Committee Chair will be informed and will report any such pre-approval to the Audit Committee at its next scheduled meeting.



TRANSACTIONS WITH RELATED PERSONS

Transactions with Directors, Executive Officers and Affiliates

None.

Registration Rights Agreement

In connection with the Merger, the Company and certain of Legacy Expro shareholders (the "Registration Rights Holders") entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things and subject to certain restrictions, upon request by the Registration Rights Holders, the Company is required to file with the SEC a registration statement under the Securities Act, to register for sale the shares of Common Stock held by the Registration Rights Holders, or to conduct certain underwritten offerings. The Registration Rights Agreement also provides for customary piggyback registration rights. The Registration Rights Agreement became effective on October 1, 2021. In January 2023, certain funds and accounts managed by Oak Hill Advisors completed an underwritten secondary offering pursuant to a demand right exercised by Oak Hill Advisors in December 2022. On January 18, 2023, in connection with the closing of the secondary offering, the Registration Rights Agreement was amended to increase the maximum number of Demand Registrations (as defined in the Registration Rights Agreement) available after completion of the offering to three, which equals the number of Demand Registrations available under the Registration Rights Agreement prior to the completion of the offering.

Amended Registration Rights Agreement

In connection with the Merger, the Company and certain of its shareholders have entered into an Amendment (the "RRA Amendment") to that certain Registration Rights Agreement, dated as of August 14, 2013 (the "Existing Registration Rights Agreement") that became effective on October 1, 2021. The RRA Amendment amended the Existing Registration Rights Agreement in order to facilitate the transactions contemplated by the Registration Rights Agreement described above.

Director Nomination Agreement

As described elsewhere in this proxy statement, in connection with the Merger, the Company and certain shareholders of the Company entered into the Director Nomination Agreement that became effective on October 1, 2021 (the "Closing Date"). The Director Nomination Agreement provides, among other things, that Oak Hill Advisors will have the right to designate (i) two persons as its nominees for election to the Board as non-executive directors for so long as the Oak Hill Group (as defined in the Director Nomination Agreement) collectively owns shares of Common Stock equal to at least 20% of the total shares outstanding on the Closing Date and (ii) one person as its nominee for election to the Board as a non-executive director for so long as the Oak Hill Group collectively owns shares of Common Stock equal to at least 10% (but less than 20%) of the total shares outstanding on the Closing Date. Upon the Oak Hill Group ceasing to collectively own shares of Common Stock equal to at least 10% of the total shares outstanding on the Closing Date, Oak Hill Advisors will not have a right to designate a director to the Board. The Oak Hill Group currently owns approximately 11.1% of the total shares outstanding on the Closing Date.

Procedures for Approval of Related Person Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of the Company's executive officers or one of its directors;
- any person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities;
- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or



sister-in-law of a director, executive officer or a beneficial owner of more than 5% of any class of the Company's voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of any class of the Company's common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The Board adopted a written Related Party Transactions Policy and has approved, along with the Audit Committee, the applicable Related Party Transactions at this time. Pursuant to this policy, the Audit Committee will review all material facts of all new Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the Audit Committee expects to take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (2) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in the Company's filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by:

- each person known to the Company to beneficially own more than 5% of the Company's Common Stock;
- each of the Company's named executive officers;
- each member of the Board and each director nominee; and
- all of the Company's directors and executive officers as a group.

Unless otherwise indicated below, the number of shares of the Company's Common Stock outstanding and the percentage of beneficial ownership is presented as of March 31, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire as of May 30, 2025 (60 days after March 31, 2025) through the exercise of any stock options, through the vesting/settlement of restricted stock units (the "RSUs") payable in shares, or upon the exercise of other rights. Beneficial ownership excludes options or other rights vesting after May 1, 2025 and any RSUs vesting/settling, as applicable, on or before May 30, 2025 that may be payable in cash or shares at the Company's election. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of the Company's Common Stock beneficially owned by them, except to the extent this power may be shared with a spouse.

Unless otherwise indicated, the address of each person or entity named in the table is 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084.

Name of Beneficial Owner	Number of Shares	% of Shares Beneficially Owned
5% shareholders:		
Entities affiliated with Oak Hill Advisors, L.P.(1)	12,133,007	10.5%
T. Rowe Price Investment Management, Inc.(2)	11,705,860	10.1%
The Vanguard Group, Inc.(3)	9,975,346	8.6%
FMR LLC(4)	8,632,356	7.4%
BlackRock, Inc.(5)	7,036,231	6.1%
Directors and Named Executive Officers:		
Robert W. Drummond(6)	61,433	*%
Michael Jardon(7)	1,020,288	*%
Eitan Arbeter(8)	—	—%
Michael C. Kearney(9)	27,633	*%
Lisa L. Troe(10)	22,769	*%
Brian Truelove(11)	83,226	*%
Frances M. Vallejo(12)	8,056	*%
Eilleen G. Whelley(13)	22,769	*%
Quinn Fanning(14)	248,892	*%
Alistair Geddes(15)	310,830	*%
John McAlister(16)	237,192	*%
Steven Russell(17)	60,634	*%
All directors and executive officers as a group (12 persons)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)(16)(17)	2,103,722	1.8%

* Represents less than 1%.

(1) Represents shares held by client accounts advised and/or managed by Oak Hill Advisors, L.P. and/or one of its investment advisory affiliates (collectively, the "Advisor" or "OHA"). Mr. Arbeter is an employee of OHA and a member of the Board. OHA and its investment advisory



affiliates are subsidiary businesses of T. Rowe Price Associates, Inc. ("TRP"). In accordance with the Securities and Exchange Commission Release No. 34-39538 (the "Release"), TRP's beneficial ownership of securities is disaggregated from that of OHA. Glenn R. August is the Founder and Chief Executive Officer of OHA. OHA, TRP and Glenn August disclaim beneficial ownership of shares of the common stock held by the client accounts beyond each of their respective pecuniary interests in the client accounts for purposes of Section 16 under the Exchange Act. The address of Oak Hill Advisors, L.P. is One Vanderbilt Avenue, 16th Floor, New York, New York 10017. Includes 101,491 time-based vested stock options held by Mr. Arbeter on behalf of OHA. Also includes 30,441 shares for Mr. Arbeter as annual compensation to the non-employee members of the Board. Excludes 7,748 restricted stock units for Mr. Arbeter because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025. Pursuant to the policies of OHA, the shares and RSUs received by Mr. Arbeter are held for the benefit of certain clients of OHA.

(2) Based on information included in a Schedule 13G/A filed with the SEC on March 7, 2025. T. Rowe Price Investment Management, Inc. has sole voting power over 11,675,796 shares and sole dispositive power over all of the shares included in the table above. The address of T. Rowe Price Investment Management, Inc. is 101 E. Pratt Street, Baltimore, MD 21201.

(3) Based on information included in a Schedule 13G/A filed with the SEC on November 12, 2024. The Vanguard Group has no sole voting power over 3,911,176 shares and sole dispositive power over 9,822,827 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Based on information included in a Schedule 13G/A filed with the SEC on December 6, 2024. FMR LLC has sole voting power over 8,630,700 shares and sole dispositive power over all of the shares included in the table above. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The shares in the table reflect the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(5) Based on information included in a Schedule 13G filed with the SEC on February 2, 2024. BlackRock, Inc. has sole voting power over 6,851,497 shares and sole dispositive power over all of the shares included in the table above. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(6) Excludes 7,748 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025.

(7) Excludes 233,052 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025. Includes 482,571 time-based vested stock options and 299,532 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(8) Mr. Arbeter disclaims beneficial ownership of the shares held by the client accounts beyond his pecuniary interest in the client accounts for purposes of Section 16 under the Exchange Act.

(9) Excludes 7,748 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025.

(10) Excludes 7,748 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025.

(11) Excludes 7,748 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025. Includes 60,415 time-based vested stock options.

(12) Excludes 7,748 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025.

(13) Excludes 7,748 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025.

(14) Excludes 80,433 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder prior, to May 30, 2025. Includes 120,998 time-based vested stock options and 75,104 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(15) Excludes 72,184 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025. Includes 132,706 time-based vested stock options and 82,371 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(16) Excludes 55,536 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025. Includes 120,642 time-based vested stock options and 74,883 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(17) Excludes 58,956 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 30, 2025.



ITEM ONE—ELECTION OF DIRECTORS

The Board has nominated the following individuals for election to the Board, with a term beginning on June 5, 2025 to serve until the Company's 2026 annual meeting of shareholders or until their successors are elected and qualified or upon earlier of death, disability, resignation or removal:

Robert W. Drummond
Michael Jardon
Eitan Arbeter
Lisa L. Troe
Brian Truelove
Frances M. Vallejo
Eileen G. Whelley

Biographical information for each nominee, as well as for the Company's current executive officers, is contained in "Management—Directors and Executive Officers."

The number of members of the Board will automatically be reduced to seven directors as of the election of directors at the 2025 annual meeting. The Board has no reason to believe that any of its nominees will be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the number of members of the Board will be reduced for the time being, until a meeting is called to appoint a substitute nominee that the Board recommends.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to elect each director nominated.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.



ITEM TWO—ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Company is asking its shareholders to provide advisory, non-binding approval of the compensation paid to its Named Executive Officers, as described in the "Compensation Discussion and Analysis" section of this proxy statement beginning on page 21, and the compensation tables and narrative discussion that follow such section, as required pursuant to Section 14A of the Exchange Act. The Board recognizes that executive compensation is an important matter for the Company's shareholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this proxy statement.

As described in detail in the CD&A section of this proxy statement, the Company is focused on establishing an executive compensation program that is intended to attract, motivate, and retain key executives and to reward executives for creating and increasing the value of the Company. These objectives are taken into consideration when creating the Company's compensation arrangements, when setting each element of compensation under those programs, and when determining the proper mix of the various compensation elements for each of the Named Executive Officers. The Company periodically reevaluates whether its compensation programs and the levels of pay awarded under each element of compensation achieve these objectives.

As described in the CD&A, the Company believes its compensation program is effective, appropriate and strongly aligned with the long-term interests of its shareholders and that the total compensation package provided to its Named Executive Officers is reasonable and not excessive. As you consider this Item two, the Company urges you to read the CD&A section of this proxy statement for additional details on executive compensation, including information about compensation philosophy and objectives and the past compensation of the Company's Named Executive Officers, and to review the tabular disclosures regarding Named Executive Officer compensation together with the accompanying narrative disclosures in the "Executive Compensation" section of this proxy statement.

As a non-binding advisory vote, Item two is not binding on the Board, will not overrule any decisions made by the Board or require the Board to take any specific action. Although the vote is non-binding, the Board and the members thereof responsible for setting executive compensation value the opinions of the shareholders, and will carefully consider the outcome of the vote when making future compensation decisions for the Company's Named Executive Officers. In particular, to the extent there is any significant vote against the Company's Named Executive Officers' compensation as disclosed in this proxy statement, the Company will consider its shareholders' concerns, and the Board will evaluate whether any actions are necessary to address those concerns.

Text of the Resolution to be Adopted

The Company is asking shareholders to vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Vote Required

The affirmative vote of a simple majority of the votes cast is required for approval of Item two. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.



ITEM THREE—ADOPTION OF ANNUAL ACCOUNTS FOR 2024

At the annual meeting, you will be asked to confirm and ratify the preparation of the Company's Dutch statutory annual accounts and annual report of the Board in the English language and to adopt the Company's Dutch statutory annual accounts for the year ended December 31, 2024 (the "Annual Accounts"), as required under Dutch law and the Articles.

The Company's Annual Accounts are prepared in accordance with the statutory provisions of Title 9, Book 2 of the Dutch Civil Code and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States ("US GAAP") and there are differences between IFRS and US GAAP.

A copy of the Annual Accounts can be accessed through the Company's website, *www.expro.com*, and may be obtained free of charge by request to the Company's principal executive offices at 1311 Broadfield Blvd., Suite 400, Houston, TX 77084 Attn: Investor Relations.

A representative of Deloitte Accountants B.V., who has audited the Company's Annual Accounts, will be available, either in person or telephonically, to answer any questions from the Company's shareholders in relation to the auditor's statement in relation to the fairness of the Company's Annual Accounts.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to adopt the Company's Annual Accounts and to authorize the preparation of the Company's Dutch statutory annual accounts and annual report in the English language.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE COMPANY'S ANNUAL ACCOUNTS AND THE AUTHORIZATION OF THE PREPARATION OF THE COMPANY'S DUTCH STATUTORY ANNUAL ACCOUNTS AND ANNUAL REPORT IN THE ENGLISH LANGUAGE.



ITEM FOUR—DISCHARGE OF MEMBERS OF THE BOARD

Under Dutch law, at the annual meeting shareholders may discharge the members of the Board from liability in respect of the exercise of their duties during the financial year concerned. The discharge is without prejudice to the provisions of the law of The Netherlands relating to liability upon bankruptcy and does not extend to matters not disclosed to shareholders.

It is proposed that the shareholders resolve to discharge the members of the Board from liability in respect of the exercise of their duties during 2024.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to approve the discharge from liability of the members of the Board.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE DISCHARGE OF THE MEMBERS OF THE BOARD FROM LIABILITY FOR 2024.



ITEM FIVE—APPOINTMENT OF AUDITOR FOR DUTCH STATUTORY ANNUAL ACCOUNTS

In accordance with Dutch law and the Company's Articles, the Company shall have its Dutch statutory annual accounts (prepared in accordance with IFRS) audited by a Dutch auditor. The Dutch auditor shall be appointed by the Company's shareholders at the annual meeting. Upon the recommendation of the Audit Committee, the Board proposes to appoint Deloitte Accountants B.V. as our auditor who will audit our Dutch Annual Accounts for the year ending December 31, 2025.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to appoint Deloitte Accountants B.V. as our auditor who will audit our Dutch Annual Accounts for the year ending December 31, 2025.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF DELOITTE ACCOUNTANTS B.V. AS OUR AUDITOR WHO WILL AUDIT OUR DUTCH ANNUAL ACCOUNTS FOR THE YEAR ENDING DECEMBER 31, 2025.



ITEM SIX—RATIFICATION OF SELECTION OF INTERNATIONAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Deloitte & Touche LLP as the international independent registered public accounting firm of the Company for the year ending December 31, 2025. The audit of the Company's annual consolidated financial statements for the year ended December 31, 2024 was completed by Deloitte & Touche LLP on February 25, 2025.

The Board is submitting the selection of Deloitte & Touche LLP for ratification at the annual meeting. The submission of this matter for ratification by shareholders is not legally required, but the Board and the Audit Committee believe the submission provides an opportunity for shareholders through their vote to communicate with the Board and the Audit Committee about an important aspect of corporate governance. If the shareholders do not ratify the selection of Deloitte & Touche LLP, the Audit Committee will reconsider, but will not be required to rescind, the selection of that firm as the Company's international independent registered public accounting firm. Representatives of Deloitte & Touche LLP will be available, either in person or telephonically, to respond to appropriate questions at the annual meeting if necessary and make a statement if they desire to do so. Also, a representative of Deloitte Accountants B.V., who has audited the Company's Annual Accounts, will also be available to answer any questions from the Company's shareholders in relation to the auditor's statement in relation to the fairness of the Company's Annual Accounts. See "Item Three—Adoption of Annual Accounts for 2024."

The Audit Committee has the authority and responsibility to retain, evaluate and replace the Company's international independent registered public accounting firm. The shareholders' ratification of the appointment of Deloitte & Touche LLP does not limit the authority of the Audit Committee to change the Company's international independent registered public accounting firm at any time.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INTERNATIONAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2025.



ITEM SEVEN—AUTHORIZATION OF BOARD TO REPURCHASE SHARES FOR ANY LEGAL PURPOSE

In accordance with Dutch law and the Company's Articles, the Company may only acquire its own fully paid-up shares with consideration if and insofar the general meeting has authorized the Board in that respect. Such authorization shall be valid for a period of no longer than 18 months. In the authorization, the general meeting shall state the number of shares that may be acquired (i.e., the total number of shares that may be held as treasury shares, including treasury shares already held pursuant to prior repurchases), how the shares may be acquired and the limits within which the price of the shares must be set. No authorization is required when the Company acquires shares in its capital for the purpose of transferring those shares to employees of the Company or of a group company, under a plan applicable to such employees.

At the annual general meeting in 2024, the Board was granted the authorization to repurchase shares in such way that a maximum of 10% of the issued capital may be repurchased and at a price between $0.01 and 105% of the market price on the NYSE. The authorization was granted for a period of 18 months starting from the date of the 2024 annual meeting.

Therefore, for the annual meeting, the Board proposes to authorize the repurchase of shares for any legal purpose under the following same conditions:

(i) the shares may be repurchased up to a total of 10% of the issued share capital (currently consisting of 122,121,171 shares);

(ii) the shares may only be repurchased at an open market purchase or in a private purchase transaction;

(iii) the shares may only be repurchased at a price between $0.01 and 105% of the market price on the NYSE; and

(iv) the authorization of the Board is valid for a period of 18 months starting from the date of the annual meeting.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to authorize the Board to repurchase shares for any legal purpose under the relevant conditions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AUTHORIZATION OF THE BOARD TO REPURCHASE SHARES FOR ANY LEGAL PURPOSE.



ITEM EIGHT—AUTHORIZATION OF BOARD TO ISSUE SHARES FOR ANY LEGAL PURPOSE

At the annual general meeting in 2024, the Board proposed to authorize the Board to issue shares up to 20% of the issued share capital, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months. The authorization also included the authority to restrict or exclude preemptive rights upon an issue of shares. At the 2024 annual general meeting, the shareholders approved such proposal.

Therefore, for the annual meeting, in accordance with customary practice in the Netherlands, the Board proposes to authorize the Board to issue shares for any legal purpose under the following conditions, which authorization also includes the authority to restrict or exclude preemptive rights upon an issue of shares:

(i) the shares may be issued up to a total of 20% of the issued share capital as of the date of the annual meeting; and

(ii) the authorization of the Board is valid for a period of 18 months starting from the date of the annual meeting.

Notwithstanding the foregoing, we expect to propose renewal of this authorization annually at the annual general meetings in subsequent years. Please be informed that although the previous authorization has been included in the Articles, no amendment to the Articles is necessary to validly authorize the Board to issue shares, as the authorization granted in the annual meeting will replace the one included in the Articles.

In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Dutch law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to authorize the Board to issue shares for any legal purpose under the relevant conditions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AUTHORIZATION OF THE BOARD TO ISSUE SHARES FOR ANY LEGAL PURPOSE.



SHAREHOLDER PROPOSALS

Pursuant to the Company's Articles, general meetings will be held in Amsterdam, The Netherlands in the municipality in which the Company has its statutory seat, or at the Municipality of Haarlemmermeer (Schiphol). A general meeting of shareholders will be held at least once a year within the period required by Dutch law, which is currently no later than six months after the end of the Company's financial year.

The agenda for the 2026 annual meeting is expected to include, in addition to other matters, any matter the consideration of which has been requested by one or more shareholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by our Articles and Dutch law, which is currently set at three percent. Shareholders who desire to submit a proposal for action, including a proposal to appoint a director, at the 2026 annual meeting other than pursuant to Rule 14a-8 of the Exchange Act must comply with Article 30 of the Company's Articles. The request to consider such matter must be received by us no later than on the 60th day prior to the day of the 2026 annual meeting accompanied by a statement containing the reasons for the request. We currently expect our 2026 annual meeting to be held on or about June 4, 2026, with mailing to commence on or about April 10, 2026. Requests received later than the 60th day prior to the day of the meeting (anticipated to be Sunday, April 5, 2026), will be considered untimely. In addition, the deadline for providing notice to the Company under Rule 14a-19, the SEC's universal proxy rule, of a shareholder's intent to solicit proxies in support of nominees submitted under the Company's Articles is April 6, 2026.

Any proposals sought for inclusion in the proxy statement for the 2026 annual meeting must comply with Rule 14a-8 under the Exchange Act and be submitted by December 12, 2025.

In order for any matters to be included in the Company's proxy statement or presented at the 2025 annual meeting, the qualified shareholder(s) must submit the matter to the Company's Secretary at 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084.



HOUSEHOLDING MATTERS

Shareholders who share a single address will receive only one proxy statement or Notice at that address unless the Company has received instructions to the contrary from any shareholder at that address. This practice, known as "householding," is designed to reduce the Company's printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate copy of these materials or of future materials (as applicable), he or she may contact the Company's Corporate Secretary at (713) 463-9776, or write to Expro Group Holdings N.V., 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084, Attention: Corporate Secretary. The Company will deliver separate copies of this proxy statement or the Notice promptly upon written or oral request. If you are a shareholder receiving multiple copies of this proxy statement or the Notice, you can request householding by contacting the Company in the same manner. If you own your Common Stock through a bank, broker or other shareholder of record, you can request additional copies of this proxy statement or request householding by contacting the shareholder of record.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the SEC. The Company's filings are available to the public at the SEC's website at *www.sec.gov*. The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "XPRO". You may request a copy of the Company's filings, including this proxy statement and our 2024 Annual Report, free of charge by contacting the Company's Corporate Secretary at (713) 463-9776, or by writing to Expro Group Holdings N.V., 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084, Attention: Corporate Secretary. Upon request, we will also furnish without charge to each person to whom this proxy statement is delivered a copy of any exhibit listed in our 2024 Annual Report. The Company's filings are also available on its website at *www.expro.com*.







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Forward-Looking Statements

These materials contain goals and initiatives that are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met. Inclusion of information in these materials should not be construed as a characterization of the materiality or financial impact of that information with respect to our Company. In addition, these materials contain forward-looking statements ("Forward-Looking Statements") based on current expectations. Various statements in these materials or incorporated by reference in these materials, in previously submitted and future filings by us with the Securities and Exchange Commission, in our press releases and in oral statements made from time to time by us or on our behalf constitute Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-Looking Statements are based on current expectations and are indicated by words or phrases such as anticipate, outlook, estimate, expect, project, believe, envision, can, commit, will, aim, seek, goal, target and similar words or phrases. These Forward-Looking Statements involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed in or implied by such Forward-Looking Statements. These Forward-Looking Statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control, that could cause actual results, performance, or achievements to materially differ. These risks include, but are not limited to, those identified in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Form 8-K reports filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any Forward-Looking Statements, whether as a result of new information, future events, historical practice, or otherwise.